UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2014

On May 13, 2014, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2014. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated May 13, 2014, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2015. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data relating to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial results for the fiscal year ended March 31, 2014 are currently being audited, and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2015 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: May 13, 2014

Financial Results Release	May 13, 2014
For the Year Ended March 31, 2014	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”)

Code No.: 9432

Stock exchange on which the Company’s shares are listed: Tokyo

(URL http://www.ntt.co.jp/ir/)

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Kazuhiko Nakayama, Head of IR, Finance and Accounting Department/ TEL +81-3-6838-5481

Scheduled date of the ordinary general meeting of shareholders: June 26, 2014

Scheduled date of dividend payment: June 27, 2014

Scheduled filing date of securities report: June 30, 2014

Supplemental material on financial results: Yes

Presentation on financial results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)

Amounts are rounded off to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss)
Year ended March 31, 2014	10,925,174	2.1%	1,213,653	1.0%	1,294,195	8.1%	585,473	12.2%
Year ended March 31, 2013	10,700,740	1.8%	1,201,968	(1.7)%	1,197,647	(3.4)%	521,932	11.6%

Note: Percentages above represent changes from the previous year.

	Earnings (Loss) per Share		Diluted Earnings per Share		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2014	509.21	(yen)	—	(yen)	7.0%	6.5%	11.1%
Year ended March 31, 2013	430.68	(yen)	—	(yen)	6.5%	6.2%	11.2%

Notes:	Comprehensive income (loss) attributable to NTT:	For the year ended March 31, 2014:	873,371 million yen (27.2%)
		For the year ended March 31, 2013:	686,843 million yen (66.1%)
	Equity in earnings (losses) of affiliated companies:	For the year ended March 31, 2014:	(50,792) million yen
		For the year ended March 31, 2013:	(16,093) million yen

Figures for Year ended March 31, 2013 have been revised from those disclosed on May 10, 2013, as described in “4. CONSOLIDATED FINANCIAL STATEMENTS (7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements” on page 29.

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2014	20,284,949	10,924,806	8,511,354	42.0%	7,667.57 (yen)
March 31, 2013	19,549,067	10,522,003	8,231,439	42.1%	6,944.17 (yen)

Note:	Figures for March 31, 2013 have been revised from those disclosed on May 10, 2013, as described in “4. CONSOLIDATED FINANCIAL STATEMENTS (7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements” on page 29.

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year ended March 31, 2014	2,727,904	(2,106,806)	(622,440)	984,463
Year ended March 31, 2013	2,453,682	(1,776,253)	(745,181)	961,433

2.	Dividends

	Dividends per Share							Ratio of Dividends to Shareholders’ Equity (Consolidated)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year-end	Total	Total Annual Dividends	Payout Ratio (Consolidated)
Year ended March 31, 2013	—	80.00 (yen)	—	80.00 (yen)	160.00 (yen)	192,571 (Millions of yen)	37.2%	2.4%
Year ended March 31, 2014	—	80.00 (yen)	—	90.00 (yen)	170.00 (yen)	191,249 (Millions of yen)	33.4%	2.3%
Year ending March 31, 2015 (Forecasts)	—	90.00 (yen)	—	90.00 (yen)	180.00 (yen)	—	33.6%	—

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2015 (April 1, 2014 – March 31, 2015)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year ending March 31, 2015	11,200,000	2.5%	1,215,000	0.1%	1,195,000	(7.7)%	586,000	0.1%	536.00	(yen)

Note: Percentages above represent changes from the previous year.

* Notes

(1)	Change in reporting entities (change in significant consolidated subsidiaries): None

(2)	Change of accounting policy

1.	Change due to revision of accounting standards and other regulations: Yes

2.	Others: None

(For further details, please see “(7) Change in significant matters serving as a basis for the preparation of consolidated financial statements” on page 29.)

(3)	Number of shares outstanding (common stock)

1.	Number of shares outstanding (including treasury stock) at end of year:

March 31, 2014: 1,136,697,235 shares

March 31, 2013: 1,323,197,235 shares

2.	Number of treasury stock at end of year:

March 31, 2014: 26,650,807 shares

March 31, 2013: 137,822,603 shares

3.	Weighted average number of shares outstanding:

For the year ended March 31, 2014: 1,149,758,214 shares

For the year ended March 31, 2013: 1,211,880,769 shares

(Reference) Non-Consolidated Financial Results

For the Year Ended March 31, 2014	[Japanese GAAP	]

1.	Non-consolidated Financial Results for the Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)

Amounts are rounded off per 1 million yen.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2014	430,843	(0.4)%	283,530	1.8%	277,322	1.1%	279,224	2.8%
Year ended March 31, 2013	432,785	5.2%	278,610	8.1%	274,429	5.8%	271,527	5.5%

Note: Percentages above represent changes from the previous year.

	Earnings per Share		Earnings per Share after Potential Dilution Adjustments
Year ended March 31, 2014	242.86	(yen)	—	(yen)
Year ended March 31, 2013	224.05	(yen)	—	(yen)

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2014	7,302,096	4,329,004	59.3%	3,899.84	(yen)
March 31, 2013	7,467,851	4,641,171	62.1%	3,915.36	(yen)

(Reference) Shareholders’ equity:	For the year ended March 31, 2014:	4,329,004 million yen
	For the year ended March 31, 2013:	4,641,171 million yen

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2015 (April 1, 2014 – March 31, 2015)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year ending March 31, 2015	422,000	(2.1)%	277,000	(2.3)%	272,000	(1.9)%	274,000	(1.9)%	250.00	(yen)

Note: Percentages above represent changes from the previous year.

* The figures for the payout ratio (consolidated) and the earnings per share (consolidated/non-consolidated) for the fiscal year ending March 31, 2015 (forecasts) are based on the assumption that NTT will repurchase up to 44 million shares for up to 250 billion yen, as resolved at the board of directors’ meeting held on May 13, 2014, and retain these shares as treasury stock.

* Presentation on the status of audit process:

This financial results release is not subject to the audit process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this financial results release was issued, the audit process on financial statements as required by the Financial Instruments and Exchange Act was still ongoing.

* Explanation for forecasts of operation and other notes:

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 46. As NTT evaluates its business performance on an annual basis, prospects on a semi-annual basis are not provided.

On Tuesday, May 13, 2014, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1.    BUSINESS RESULTS

(1) Analysis Concerning Business Results

Overview of Consolidated Business Results (April 1, 2013 – March 31, 2014)

	(Billions of yen)
	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Change	Percent Change
Operating revenues	10,700.7	10,925.2	224.4	2.1%
Operating expenses	9,498.8	9,711.5	212.7	2.2%
Operating income	1,202.0	1,213.7	11.7	1.0%
Income before income taxes	1,197.6	1,294.2	96.5	8.1%
Net income attributable to NTT	521.9	585.5	63.5	12.2%

In the fiscal year ended March 31, 2014, while the US economy was buoyant and there were also indications of recovery in Europe, there was only modest growth overall in the global economy due to a slowdown in China and other emerging countries. Against a backdrop of government and other policy stimulus measures, the Japanese economy continued to make a gentle recovery, centered around domestic demand.

In the information and telecommunications market, optical broadband services, LTE services and Wi-Fi- based broadband speeds, as well as the permeation of smartphones, tablets and various other devices have all increased, and the use of social media and cloud services continued to expand. There has also been a worldwide trend of various new participants, in addition to telecommunications companies, entering the market, and rapid growth in the variety and sophistication of services.

In light of these circumstances, NTT Group worked to expand its global cloud services and strengthen its network service competitiveness in line with its Medium-Term Management Strategy adopted in November 2012, entitled “Towards the Next Stage.”

•	Expansion of Global Cloud Services

NTT Group worked to expand its provision of global cloud services by taking advantage of its strengths as a corporate group to provide comprehensive cloud services from the information and telecommunications platforms stage, such as data centers and the IP backbone, to the ICT management and applications stage.

In the field of research and development, a new research and development base, NTT Innovation Institute, Inc. (NTT I3), was established in North America—the most competitive market—in order to rapidly develop and bring to market top-level global security and cloud technologies. The unique consulting tools developed by NTT I3 have led to the receipt of new orders from customers.

To reinforce the structure by which global cloud services are provided, NTT Group acquired the following subsidiaries: security services provider Solutionary, Inc. (head office: United States), data center service provider RagingWire Data Centers (head office: United States), and network service provider Virtela Technology Services Incorporated (head office: United States). To strengthen the provision of teleconferencing services, NTT Group acquired Arkadin International SAS (head office: France), a provider of teleconference, Web conference and video conference services in 32 countries worldwide. In addition, NTT Group acquired everis Group (head office: Spain), a comprehensive provider of ICT services, to strengthen NTT Group’s operating base in Europe and Latin America.

In order to strengthen its provision of data center services, NTT Group established new data centers in Hong Kong, which has a high concentration of financial institutions with significant requirements for high-quality and stable ICT environments, as well as in Malaysia, where there is little impact from natural disasters, and in Tokyo, with its highly convenient transportation systems. The strengths of these data centers include safe facilities and high-quality networks.

Various NTT Group companies collaborated to obtain orders from companies such as Yum! Brands, Inc. (head office: United States), one of the world’s largest restaurant chain operators, whose portfolio includes Kentucky Fried Chicken and Pizza Hut, for the provision of cloud-based collective systems for operations and outsourcing services, and from the Texas Department of Transportation, for optimization solutions and operation services for its core systems.

•	Strengthening Network Service Competitiveness

In the fixed-line communications field, NTT Group worked to increase new subscriptions for its FLET’S Hikari service, including provision of the new service “Donto wari,” which offers subscribers a discount on monthly charges commencing from the start of use for a maximum of two years.

In the mobile communications field, NTT Group worked to expand the use of smartphones, including the launch of sales of the iPhone*, and at the same time further expanded the service area of its Xi service (LTE service). In addition, NTT Group launched a Quad-Band LTE service supporting the following four frequency bands: 800MHz, 1.5GHz, 1.7GHz and 2GHz, providing an environment with even greater network convenience for users.

To strengthen competitiveness in network services, NTT Group endeavored to cut costs in fixed-line and mobile communications services. Specifically, NTT Group has worked to further enhance infrastructure efficiency by introducing high-performance equipment and by making effective use of existing equipment, while cutting the cost of laying optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees and working to further improve the efficiency of its maintenance and operations business.

•	Promoting Corporate Social Responsibility (CSR)

In order to contribute to the sustainable development of society, NTT Group companies undertook a range of activities and engaged in proactive information disclosure based on the eight Priority Activities of the “NTT Group CSR Priority Activities” plan and quantitative indicators, which were established in accordance with the “NTT Group CSR Charter” to promote collective group initiatives.

Specifically, to “contribute to a sustainable society by providing customers with value,” NTT Group’s solutions, which enable the resolution of issues, including those associated with Japan’s aging population and lack of medical resources, while also facilitating continuity of medical operations in the event of a natural disaster, were adopted, constructed and deployed in the Ishinomaki/Kesennuma medical care districts of Miyagi Prefecture.

Furthermore, as a result of NTT Group’s initiatives to reduce greenhouse gases utilizing ICT as a means of “creating a low-carbon society,” NTT Group was recognized by the Carbon Disclosure Project (CDP), the world’s largest organization for the evaluation of companies in the context of climate change issues, as one of the leading companies in Japan for climate change disclosure. NTT Group was also the only Japanese telecommunications provider to achieve a position in the Climate Disclosure Leadership Index (CDLI).

Moreover, NTT Group continued to promote initiatives aimed at “securing high-level stability and reliability in key infrastructure,” including improving the earthquake resistance and water resistance of exchange offices and re-examining transmission lines in light of lessons learned from the Great East Japan Earthquake.

As a result of the above efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2014 were 10,925.2 billion yen (an increase of 2.1% from the previous fiscal year). Consolidated operating expenses were 9,711.5 billion yen (an increase of 2.2% from the previous fiscal year). As a result, consolidated operating income was 1,213.7 billion yen (an increase of 1.0% from the previous fiscal year), consolidated income before income taxes was 1,294.2 billion yen (an increase of 8.1% from the previous fiscal year), and consolidated net income attributable to NTT was 585.5 billion yen (an increase of 12.2% from the previous fiscal year).

The forecast for the fiscal year ending March 31, 2015 is as follows: operating revenues of 11,200.0 billion yen (an increase of 2.5% year-over-year), operating income of 1,215.0 billion yen (an increase of 0.1% year-over-year), income before income taxes of 1,195.0 billion yen (a decrease of 7.7% year-over-year), and net income attributable to NTT of 586.0 billion yen (an increase of 0.1% year-over-year).

Notes: 1.	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

2.	Figures from the same period of the previous fiscal year have been revised due to the effect of the retrospective application of the equity method to investments.

*	TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under license from AIPHONE CO., LTD.

The business results for NTT (Holding Company) and each of its business segments for the consolidated fiscal year ended March 31, 2014 are as follows.

Nippon Telegraph and Telephone Corporation (Holding Company)

Overview of Non-consolidated Business Results (April 1, 2013 – March 31, 2014)

	(Billions of yen)
	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Change	Percent Change
Operating revenues	432.7	430.8	(1.9)	(0.4)%
Operating expenses	154.1	147.3	(6.8)	(4.5)%
Operating income	278.6	283.5	4.9	1.8%
Recurring profit	274.4	277.3	2.8	1.1%
Net income	271.5	279.2	7.6	2.8%

In its capacity as the holding company of the NTT Group companies, during the past fiscal year, NTT continued working to plan group-wide strategies and redistribute managerial resources in line with changes in the business environment. NTT also conducted fundamental research and development and provided the results to each group company for their broader dissemination, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised voting and other shareholder rights at the general shareholders’ meetings of each group company.

During fiscal 2013, NTT repurchased 48,737,200 shares of its common stock for an aggregate of 250 billion yen pursuant to a resolution passed at its board of directors’ meeting held on May 10, 2013. In addition, on November 15, 2013, NTT cancelled 186,500,000 shares held as treasury stock pursuant to a resolution passed at its board of directors’ meeting held on November 8, 2013, and repurchased a further 26,556,800 shares of its common stock for an aggregate of 156.5 billion yen pursuant to a resolution passed at its board of directors’ meeting held on February 6, 2014.

NTT plans to set its annual dividends at 170 yen per share for the fiscal year ended March 31, 2014.

[1] Provision of Advice and Intermediary Services to Group Companies

NTT continues to provide appropriate and timely advice and intermediary services to group companies to facilitate the performance of their business activities in line with group policies and objectives.

Specifically, NTT Group provided advice and intermediary services aimed at expanding its provision of global cloud services and strengthening its network service competitiveness in line with its Medium-Term Management Strategy “Towards the Next Stage.” As compensation for these services, NTT received 18.4 billion yen in group management and administration revenues for the fiscal year ended March 31, 2014 (a decrease of 2.6% from the previous fiscal year).

[2] Fundamental Research & Development Activities

Pursuant to its Medium-Term Management Strategy “Towards the Next Stage,” NTT Group has worked on research and development on fundamental technologies that contribute to the provision of safe and secure cloud services, the realization of an enjoyable user experience for each and every user, and the provision of highly competitive network services, to contribute toward realizing a more comfortable and enriched society serviced by a wide range of devices connected to the cloud. NTT worked to achieve technological development based on market trends and formulate business plans through the “General Production System” to promptly commercialize the results of its research and development. In addition, to create new value, NTT promoted open innovation through collaboration with other companies and engaged in cutting-edge future-oriented research.

•	Research & Development Contributing to the Provision of Safe and Secure Cloud Services

•

By participating in the community that develops the open source software “OpenStack” to build a cloud computing platform, NTT Group efficiently met its customers’ requirements and developed functions for differentiating NTT Group from its competitors, contributing to the early provision of a user- friendly cloud service in which customers can effortlessly put in place their network architectures in the cloud.

•

NTT became the world’s first company to develop a statistical analysis system incorporating Secure Computation Technologies at the commercial level as a security platform for the secure use of cloud services, which enables confidential data to undergo statistical processing while maintaining the confidentiality of the data.

•	In the big data field, where the privacy of personal data is paramount, NTT Group developed an anonymization system that maintains the usability of personal data while ensuring advanced security.

•

To promote further dissemination of Jubatus, an open source processing platform for real-time analytical processing of big data, NTT launched a support service to provide installation and operational support in response to customer requests.

•	Research & Development Contributing to Realizing a Superior User Experience

•

Against a background of growing requirements for the distribution of ultra-high definition 4K and 8K video, NTT developed compression software that offers the highest level of video compression performance in the world.

•

NTT developed “Dialogue Engine” technology that enables natural conversation between humans and computers, through computers’ correct recognition of the conversation topic and context, and creation and selection of responses from a vast amount of data.

•	Research & Development Contributing to Provision of Highly Competitive Network Services

•

To strengthen its network service competitiveness, NTT undertook research and development aimed at realizing carrier networks that utilize virtualization technology, including developing technology for achieving highly reliable network services on an inexpensive general-purpose server, technology that automatically provides necessary services in a flexible and rapid manner, and elemental technology to realize the world’s fastest transfer speeds on a general-purpose server using a software switch.

•

NTT continued to develop “edge computing technology”—the installation of an edge server close to smartphones or other devices to disperse certain processes. This is a new form of network technology used for the provision of services required in real time and traffic reduction between M2M equipment involving frequent communications and servers. It is also used for achieving faster application speeds in a way that is not equipment-dependent.

•

Based on lessons learned from the Great East Japan Earthquake, NTT has developed an “ICT Car,” a vehicle that provides the apparatus necessary for the provision of an ICT environment for telecommunications and information processing, etc. in compact form, to enable the immediate recovery of communications in the event of a natural disaster.

•	Promoting Open Innovation

•

NTT collaborated with Toray Industries, Inc. to develop the advanced nanofiber material “hitoe,” a fabric coated with a conductive resin which, when worn, can acquire the wearer’s biometric information such as heart rate and electrocardiogram waveform.

•

In partnership with DWANGO Co., Ltd., NTT created an immersive visual experience through the high-quality distribution of images from ceiling-wide cameras installed in the Nicofarre performance venue, and developed viewing quality optimization technology that optimizes quality during the distribution of images according to customers’ equipment environment and the degree of network congestion.

•

Through joint research with Japan Aerospace Exploration Agency (JAXA), NTT succeeded in the world’s first microwave electric-field measurement in plasma within a microwave discharge ion engine using on-board asteroid probes, etc., utilizing a sensor combining optical fiber and electro-optic crystal, thereby contributing to the understanding of the plasma production mechanism.

•	Promoting Advanced Research

•

NTT developed “Buru-Navi 3,” a far more compact version of its “Buru-Navi” technology that uses the characteristics of human perception to guide the user by generating the sense of being drawn along by special vibrations.

•

NTT developed a novel integration technology based on nanophotonics, the first of its kind in the world, aimed at a drastic reduction in power consumption in the ICT field, which makes it possible to replace the electrical wiring on a processor chip with a high-density optical network.

•

NTT developed sensor equipment incorporating a wireless circuit operating at nanowatt-level (1 nanowatt = 1 billionth of 1 watt ) power consumption, with the goal of realizing new services utilizing sensor equipment that requires less maintenance.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year ended March 31, 2014 were 119.9 billion yen (a decrease of 5.6% from the previous fiscal year), and NTT received basic research and development revenues of 114.4 billion yen (a decrease of 5.4% from the previous fiscal year) as compensation for these research and development activities.

[3] Share Ownership and Exercise of Voting Rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining its independence and autonomy. When exercising voting rights as a shareholder at the general shareholders’ meetings of each group company during the fiscal year ended March 31, 2014, NTT determined that the business practices, financial conditions, retained earnings, and other conditions during the previous consolidated fiscal year (the fiscal year ended March 31, 2013) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received 288.1 billion yen in dividends (an increase of 1.9% from the previous fiscal year).

As a result of the above, NTT’s operating revenues for the fiscal year ended March 31, 2014 were 430.8 billion yen (a decrease of 0.4% from the previous fiscal year), recurring profit was 277.3 billion yen (an increase of 1.1% from the previous fiscal year), and net income was 279.2 billion yen (an increase of 2.8% from the previous fiscal year).

Regional Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2013 – March 31, 2014)

	(Billions of yen)
	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Change	Percent Change
Operating revenues	3,659.8	3,572.3	(87.5)	(2.4)%
Operating expenses	3,566.9	3,445.1	(121.8)	(3.4)%
Operating income	93.0	127.2	34.3	36.9%

Number of Subscriptions

	(Thousands)
	March 31, 2013	March 31, 2014	Change	Percent Change
FLET’S Hikari	17,300	18,050	750	4.3%
NTT East	9,750	10,187	437	4.5%
NTT West	7,550	7,863	313	4.1%
Hikari Denwa	15,169	16,256	1,087	7.2%
NTT East	8,085	8,694	610	7.5%
NTT West	7,084	7,562	477	6.7%

Notes:

1.	Number of “FLET’S Hikari” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.
2.	The figures for Hikari Denwa indicate the number of channels (in thousands).

NTT East and NTT West, the main subsidiaries of NTT in the regional communications business segment, worked to secure solid revenue streams by collaborating with other business operators, expanding their respective FLET’S Hikari service offerings, promoting fiber-optic and IP-related services through the expansion of opportunities for use of Hikari utilizing Wi-Fi, and improving support services to increase customer retention. The main initiatives are set out below.

[1] Number of Subscriptions for Major Services

•	FLET’S Hikari: 18.05 million subscriptions (an increase of 0.75 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 16.26 million channels (an increase of 1.09 million channels from the previous fiscal year)

•	FLET’S TV: 1.16 million subscriptions (an increase of 0.16 million subscriptions from the previous fiscal year)

[2] Promotion of Fiber-optic and IP Services

Major Services Launched in the Fiscal Year Under Review

Service or Product	Description

FLET’S Hikari Next Prio (NTT East)	An optical broadband service for corporate customers, with a maximum communication speed of around 1Gbps and priority bandwidth for stable communications.

Donto Wari (NTT West)	A service aimed at promoting new subscriptions to FLET’S Hikari by providing further discounts on monthly charges after applying “Hikari Motto2 Wari,” for a maximum of two years from commencement of use of FLET’S Hikari.

FLET’S Azukeru (NTT East)	A service for users of FLET’S Hikari that allows users to store data such as photos and video via online storage and to share and view their data.

FLET’S Smart Pay (NTT East)	A simple and easy-to-install payment service for stores that use FLET’S Hikari, which aims to help stimulate business in downtown stores by further spreading and increasing the use of non-cash payment.

Major Collaborative Projects with Other Businesses Relating to Provision of Services Entered into During the Fiscal Year Under Review

Business Partner	Description

T-MEDIA Holdings Co., Ltd. (NTT East)	Launched the smart TV device “TSUTAYA Stick,” which allows customers to view “TSUTAYA TV,” a video distribution service from T-MEDIA Holdings, via NTT East’s FLET’S Hikari.

Sohgo Security Services Co., Ltd. (NTT West)	Launched a security service co-developed with Sohgo Security for autonomous crime prevention measures, utilizing a camera equipped with a sensor and an information device such as a PC or smartphone.

[3] Improving Customer Service

Expanding and Enhancing Customer Support

•

Subscriptions for “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.60 million. (NTT East/NTT West).

•

Subscriptions to the “FLET’S Hikari Members Club” (for NTT East) and “CLUB NTT-West” (for NTT West) membership privilege programs, which offer special content and points based on monthly usage, reached a total of 10.61 million.

As a result of the above, and despite an increase in IP / packet communications revenues attributable to the increase in “FLET’S Hikari” and “Hikari Denwa” subscriptions, consolidated operating revenues in the regional communications business segment for the fiscal year ended March 31, 2014 decreased to 3,572.3 billion yen (a decrease of 2.4% from the previous fiscal year) due to a decrease in fixed voice related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, due to a decrease in personnel expenses and operating expenses, among other factors, consolidated operating expenses were 3,445.1 billion yen in the fiscal year ended March 31, 2014 (a decrease of 3.4% from the previous fiscal year). As a result, consolidated operating income was 127.2 billion yen (an increase of 36.9% from the previous fiscal year).

Long-distance and International Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2013 – March 31, 2014)

	(Billions of yen)
	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Change	Percent Change
Operating revenues	1,657.9	1,809.9	152.0	9.2%
Operating expenses	1,536.7	1,682.4	145.8	9.5%
Operating income	121.3	127.5	6.2	5.1%

Pursuant to its “Vision 2015” business strategy, NTT Communications worked to become the optimal business partner that global customers choose to work with and a true leading global player (Global ICT Partner). For corporate clients, NTT Communications worked to provide total global ICT outsourcing services unique to telecommunication providers that combine networks, data centers, applications and security. For individual customers, NTT Communications worked to provide more convenient applications and rich content, enabling new lifestyles. The main initiatives are set out below.

[1] Number of Subscriptions for Major Services

•	Hikari TV: 2.82 million subscriptions (an increase of 0.37 million subscriptions from the previous fiscal year)

•	OCN: 8.15 million subscriptions (a decrease of 0.06 million subscriptions from the previous fiscal year)

•	Plala: 2.97 million subscriptions (a decrease of 0.10 million subscriptions from the previous fiscal year)

[2] Development of Global Business

Strengthening of Systems for Service Provision

•

NTT Communications launched the operation of Tokyo No. 6 Data Center, the city’s largest data center with a total floor area of about 20,000m2, and Hong Kong Financial Data Centre, which has Tier IV-compatible infrastructure – the highest global quality level in the data center sector – and a total floor area of about 70,000m2. In addition, NTT Communications established NexcenterTM as a unified global brand name for its data center services.

•

To expand the available server room area of high-quality data centers in the United States and meet demand for cloud services, NTT Communications acquired RagingWire Data Centers (head office: United States), a data center provider.

•

To achieve greater business efficiency through the integration of operations and expand services that utilize network virtualization technology, NTT Communications acquired Virtela Technology Services, Incorporated (head office: United States), a provider of network services and cloud-based managed network services.

•

To enhance the functions offered by videoconferencing services and accelerate expansion of the range of countries in which it offers services, NTT Communications acquired Arkadin International SAS (head office: France), a provider of collaborative services including voice, Web and teleconferencing services.

•	NTT Communications established “WideAngle” as the unified global brand name for its security services.

Network Expansion

•

To meet the demand for high-quality, highly reliable IP backbones, NTT Communications established new connection points as part of its Global Internet Access service “Global IP Network” in six cities across four countries, including Jakarta.

[3] Development of Services for Corporate Customers

Main Services Launched in the Fiscal Year Under Review

Service	Description

Biz Hosting Enterprise Cloud

On-premises connection	Cloud migration service that provides for smooth and flexible migration from a client’s premises to the cloud via a virtual network.

Colocation connection	A service connecting NTT Communications’ specified cloud and colocation in the same segment via a virtual network.

WideAngle Professional Services	Highly specialized security services provided by security consultants and engineers with extensive experience in security.

[4] Development of Services for Individual Customers

Main Services Launched in the Fiscal Year Under Review

Service	Description

OCN Mobile ONE	An LTE-compatible mobile data communications service that allows the user to select the best option for accommodating his or her communication volume and speed.

As a result of the above, and despite a decline in fixed voice related revenues, consolidated operating revenues in the long-distance and international communications business segment for the fiscal year ended March 31, 2014 were 1,809.9 billion yen (an increase of 9.2% from the previous fiscal year) due to the depreciation of the yen and an increase in system integration revenues, in addition to an increase in the number of consolidated subsidiaries. On the other hand, despite a decrease in operating expenses as a result of improved operating efficiency, consolidated operating expenses for the fiscal year ended March 31, 2014 were 1,682.4 billion yen (an increase of 9.5% from the previous fiscal year) due to the depreciation of the yen, an increase in revenue-linked expenses and an increase in the number of consolidated subsidiaries. As a result, consolidated operating income was 127.5 billion yen (an increase of 5.1% from the previous fiscal year).

Mobile Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2013 – March 31, 2014)

	(Billions of yen)
	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Change	Percent Change
Operating revenues	4,470.1	4,461.2	(8.9)	(0.2)%
Operating expenses	3,633.7	3,644.0	10.3	0.3%
Operating income	836.4	817.2	(19.2)	(2.3)%

Number of Subscriptions

	(Thousands)
	March 31, 2013	March 31, 2014	Change	Percent Change
Mobile phone services	61,536	63,105	1,569	2.6%
FOMA services	49,970	41,140	(8,830)	(17.7)%
Xi services	11,566	21,965	10,399	89.9%
i-mode services	32,688	26,415	(6,273)	(19.2)%
sp-mode services	18,285	23,781	5,497	30.1%

Notes:

1.	Figures for mobile phone service subscriptions, FOMA service subscriptions and mova service subscriptions include communications module service subscriptions.
2.	Effective March 3, 2008, the use of the “2-in-1” service, in principle, requires a “FOMA” subscription; the number of mobile phone service subscriptions and the number of “FOMA” service subscriptions include such “FOMA” subscriptions.

Based on its medium-term management policy, “Medium-Term Vision 2015: Shaping a Smart Life,” NTT DOCOMO worked to strengthen its total capability in the four areas of “devices,” “networks,” “services” and “fees and channels,” and to expand new services in its “dmarket,” to encourage even more customers to choose NTT DOCOMO as their “Smart Life Partner.” The main initiatives are set out below.

[1] Number of Subscriptions to Main Services

To meet customers’ wide-ranging needs and encourage even more customers to use NTT DOCOMO’s unique services, NTT DOCOMO launched sales of the iPhone* and expanded its smartphone lineup.

*	TM and © 2014 Apple Inc. All rights reserved. iPhone is a trademark of Apple Inc. The iPhone trademark is used under license from AIPHONE CO, Ltd.

•	Number of mobile phone service subscriptions: 63.11 million (an increase of 1.57 million subscriptions from the previous fiscal year)

(Partial listing only) FOMA service subscriptions: 41.14 million (a decrease of 8.83 million subscriptions from the previous fiscal year)

(Partial listing only) Xi (LTE service) subscriptions: 21.97 million (an increase of 10.40 million subscriptions from the previous fiscal year)

(Note) Number of subscriptions to mobile phone services and “FOMA” services includes communication module service subscriptions.

Main Services Launched in the Fiscal Year Under Review

Service, etc.	Description
dmarket
d creators	A service for displaying and offering for purchase items such as accessories and novels created by aspiring artists and writers, etc.

d fashion	A dedicated fashion e-commerce site operated jointly with MAGASeek Corporation, an online fashion retailer.

d kids	A service offering educational content such as picture books and illustrated reference books for kids.

d travel	A service provided in partnership with JTB Corporation offering comprehensive support to customers from the trip-planning stage to the trip itself

docomo mail	A service that allows for the storing of sent and received emails on the cloud and the use of the same email address from multiple devices.

Pet Fit	A service that allows for the management of a pet dog’s health and the confirmation of its current location by attaching a tag equipped with telecommunication functionality.

[2] Expansion of Service Area

•

The number of Xi service (LTE service) base stations nationwide increased to 55,300 stations as of the end of the fiscal year ended March 31, 2014 (an increase of 30,900 stations compared with the end of the previous fiscal year). NTT DOCOMO also worked to further expand its service area, including subway stations and Shinkansen stations, commercial facilities and schools, and Mount Fuji (during the July-August climbing season), which has been registered as a World Heritage site.

•

NTT DOCOMO launched the operation of Quad-Band LTE, which facilitates the provision of a convenient high-speed, high-volume communication environment by utilizing the characteristics of four frequency bands (800MHz, 1.5GHz, 1.7GHz, and 2GHz).

[3] Efforts in New Fields

•	docomo Healthcare, Inc. launched the new health management service “WM” (Watashi Move).

•	To provide a variety of payment services in the European online goods market, NTT DOCOMO acquired fine trade gmbh (head office: Austria), a payment services provider.

As a result of the above, and despite an increase in revenues from communications handset sales as a result of robust smartphone sales efforts and an increase in revenues associated with operations in new business sectors, consolidated operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2014 were 4,461.2 billion yen (a decrease of 0.2% from the previous fiscal year) due to a decline in voice revenues as a result of the impact of “Monthly Support” discount programs and a decrease in billable MOU(*1). On the other hand, despite a decrease in operating expenses due to the promotion of cost-cutting efforts, consolidated operating expenses for the fiscal year ended March 31, 2014 were 3,644.0 billion yen (an increase of 0.3% from the previous fiscal year) due to an increase in depreciation expenses from the expansion of “Xi” service base stations and the enhancement of network facilities, an increase in the wholesale unit prices of handsets in conjunction with the increase in smartphone sales and an increase in expenses associated with operations in new business sectors. As a result, consolidated operating income was 817.2 billion yen (a decrease of 2.3% from the previous fiscal year).

Note:

(*1)	MOU (Minutes Of Use): average monthly minutes of use per subscriber.

Data Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2013 – March 31, 2014)

	(Billions of yen)
	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Change	Percent Change
Operating revenues	1,303.5	1,343.9	40.3	3.1%
Operating expenses	1,217.7	1,275.9	58.2	4.8%
Operating income	85.8	67.9	(17.9)	(20.9)%

NTT DATA has evolved into a corporate group that efficiently provides a wide range of ICT services on a global scale, and is working to achieve its business goals of “Global Top 5 (Revenue over 1,500 billion yen)” and “EPS (Earnings Per Share) of 200 yen*.” NTT DATA’s Medium-Term Management Plan for the fiscal year ended March 31, 2013 through the fiscal year ending March 31, 2016 has the following focus areas: “Expansion of new fields and reinforcement of product competitiveness,” “Expansion, enhancement and reinforcement of global business” and “Pursuit of overall optimization.” The main initiatives are set out below.

(Note)	On October 1, 2013, NTT DATA carried out a 100-for-1 stock split. As a result, it amended its target EPS to 200 yen from 20,000 yen.

[1] Management Policies

•

To expand its global business, NTT DATA acquired the following companies: everis Group (head office: Spain), a provider of a wide range of ICT services, mainly in Spain and Latin America, including consulting, systems integration and outsourcing; and Optimal Solutions Integration Inc.*(head office: United States), a leading provider of SAP expert services in the North America region.

•	NTT DATA promoted “remarketing” and “strategic R&D” to redefine existing concepts and rebuild the market in response to recent changes in the business environment and ICT.

•

With a view to making management more efficient, NTT DATA organized its in-house “Group Business Management Core System” in order to optimize allocation of management resources according to the specifics of each project, achieve expeditious management and enhance the precision of decision-making information, thereby creating additional group synergies.

*	Optimal Solutions Integration Inc. changed its business name to NTT DATA Enterprise Services, Inc. on March 31, 2014.

[2] Status of Business Activity Measures

•

NTT DATA, which is recognized for its track record in providing services to a wide range of industries, began providing ICT support services to the Texas Department of Transportation, including application development and maintenance and service desk operations, maintenance of network and communications systems, and end-user support.

•

NTT DATA launched a Service Delivery Center in Louisville, Kentucky to provide business processes and ICT outsourcing services to U.S. corporations, and began providing outsourcing services for administrative tasks and related information systems in areas such as finance, general affairs, and human resources to Yum! Brands, Inc. (head office: United States), an operator of restaurant chains worldwide including Kentucky Fried Chicken and Pizza Hut.

•

NTT DATA entered into an initial agreement with the Vatican Apostolic Library (location: Vatican City) to carry out digital archiving and long-term storage of approximately 80,000 manuscripts stored on-site, a legacy of human history spanning the second to the twentieth centuries, amounting to some 40 million pages.

Main Services Launched in the Fiscal Year Under Review

Service	Description

Multi-Cloud Infrastructure Service	A service that allows for the provision and selection of the cloud service that best meets the diverse needs of the customer.

As a result of the above, and despite a decrease in revenues caused by the scaling down of existing large-scale systems, consolidated operating revenues from the data communications business segment for the fiscal year ended March 31, 2014 were 1,343.9 billion yen (an increase of 3.1% from the previous fiscal year) due to, among other things, an increase in operating revenues of NTT’s overseas subsidiaries and the depreciation of the yen. On the other hand, consolidated operating expenses were 1,275.9 billion yen (an increase of 4.8% from the previous fiscal year) due to, among other things, the effects of an increase in unprofitable transactions, the depreciation of the yen and an increase in personnel expenses attributable to the increase in number of employees. As a result, consolidated operating income was 67.9 billion yen (a decrease of 20.9% from the previous fiscal year).

Other Business Segment

Overview of Business Results by Business Segment (April 1, 2013 – March 31, 2014)

	(Billions of yen)
	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Change	Percent Change
Operating revenues	1,251.9	1,328.5	76.7	6.1%
Operating expenses	1,198.6	1,272.4	73.8	6.2%
Operating income	53.3	56.1	2.8	5.3%

In the other business segment, due to increased revenues in the finance business, increased revenues in the real estate business as a result of an increase in the number of apartments delivered and increased revenues in the construction and power businesses, consolidated operating revenues for the fiscal year ended March 31, 2014 were 1,328.5 billion yen (an increase of 6.1% from the previous fiscal year). On the other hand, consolidated operating expenses for the fiscal year ended March 31, 2014 were 1,272.4 billion yen (an increase of 6.1% from the previous fiscal year) due to, among other things, an increase in revenue-linked expenses. As a result, consolidated operating income was 56.1 billion yen (an increase of 5.3% from the previous fiscal year).

(2) Analysis of Financial Position

Consolidated cash flow from operating activities for the fiscal year ended March 31, 2014 was 2,727.9 billion yen. Compared to the previous fiscal year, cash flow increased 274.2 billion yen (11.2%) due to, among other factors, a decrease in payments of sales commissions to resellers in addition to the impact from the bank holidays.

Consolidated cash flow from investment activities amounted to 2,106.8 billion yen in cash outlays. Compared to the previous fiscal year, cash outlays increased 330.6 billion yen (18.6%). This increase was due to, among other factors, a decrease in income from the redemption of short-term investments associated with cash management activities exceeding three months in duration and an increase in payments for the purchase of non- current investments and other such investments, despite a decrease in capital investments.

Consolidated cash flow from financing activities amounted to cash outlays of 622.4 billion yen. Compared to the previous fiscal year, cash outlays decreased 122.7 billion yen (16.5%). This decrease was due to, among other factors, an increase in borrowings that offset an increase in stock repurchases.

As a result of the above, NTT Group’s consolidated cash and cash equivalents at the end of the fiscal year ended March 31, 2014 totaled 984.5 billion yen, an increase of 23.0 billion yen (2.4%) compared with the fiscal year ended March 31, 2013.

	(Billions of yen)
	Fiscal Year Ended March 31, 2013 (April 1, 2012 – March 31, 2013)	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Change	Percent Change
Cash flow from operating activities	2,453.7	2,727.9	274.2	11.2%
Cash flow from investment activities	(1,776.3)	(2,106.8)	(330.6)	(18.6)%
Cash flow from financing activities	(745.2)	(622.4)	122.7	16.5%
Cash and cash equivalents at the end of year	961.4	984.5	23.0	2.4%

(3) Basic Policy Concerning Profit Distribution; Dividends in the Current Term and Next Term

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

It is planned that dividends for the current annual period will be 170 yen per share, comprising a 90-yen end-of-term dividend and a 80-yen interim dividend. For the next annual period, dividends are planned to be 180 yen for the full year.

While maintaining a good financial standing and as part of a capital policy to improve capital efficiency, NTT intends to use internal funds for investments in new business opportunities.

2. STATUS OF THE NTT CORPORATE GROUP

NTT Group consists of NTT (Holding Company), its 946 subsidiaries and 123 affiliated companies (as of March 31, 2014). The principal businesses of NTT Group are its regional communications business, long-distance and international communications business, mobile communications business, and data communications business.

The principal elements of NTT Group’s businesses and the main consolidated subsidiaries in each business are as follows.

Among NTT’s main consolidated subsidiaries, NTT DOCOMO, INC. (NTT DOCOMO), NTT DATA CORPORATION (NTT DATA), NTT URBAN DEVELOPMENT CORPORATION (NTTUD) and XNET Corporation are listed on the First Section of the Tokyo Stock Exchange, NJK Corporation is listed on the Second Section of the Tokyo Stock Exchange and NTT DATA INTRAMART CORPORATION is listed on the Tokyo Stock Exchange Mothers.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-TOKYO CORPORATION, NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT BUSINESS SOLUTIONS CORPORATION(*1), NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT FIELDTECHNO CORPORATION, NTT DIRECTORY SERVICES Co., NTT Quaris Corporation, TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT EAST PROPERTIES, INC., NTT SOLMARE CORPORATION, NTT WEST ASSET PLANNING CORPORATION, TelWel West Nippon Corporation, and 49 other companies.

(2) Long-distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services, solution services and related services thereof.

The consolidated subsidiaries in the long-distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Dimension Data Holdings plc (Dimension Data), NTT PC Communications Incorporated, NTT Plala Inc., NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., Verio Inc., NTT Com Security AG(*2), Virtela Technology Services Incorporated, RagingWire Data Centers, Inc., RW Holdco, Inc., RW Midco, Inc., Arkadin International SAS, Spectrum Holdings Inc, Dimension Data Commerce Centre Ltd, Dimension Data (US) II Inc, Dimension Data (US) Inc, Dimension Data North America, Inc, and 319 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services and related services.

The consolidated subsidiaries in the mobile communications business are NTT DOCOMO, DOCOMO Service Inc., DOCOMO Engineering Inc., DOCOMO Mobile Inc., DOCOMO Support Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Business Net, Inc., DOCOMO Guam Holdings, Inc., MCV Guam Holding Corp., D2C Inc., mmbi, Inc., OAK LAWN MARKETING, INC., Tower Records Japan Inc., NTT DOCOMO Ventures, Inc. (*3), ABC HOLDINGS Co., Ltd., DOCOMO Deutschland GmbH, Buongiorno S.p.A., net mobile AG, DOCOMO interTouch Pte. Ltd., and 175 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA, NTT DATA i CORPORATION, NTT DATA KANSAI CORPORATION, XNET Corporation, Japan Information Processing Service Co., Ltd., NTT DATA INTRAMART CORPORATION, JSOL CORPORATION, NJK Corporation, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA INTERNATIONAL L.L.C., NTT DATA EUROPE GmbH & Co. KG, itelligence AG, NTT DATA Deutschland GmbH, NTT DATA International Services, Inc., NTT DATA, Inc., NTT DATA Italia S.p.A., NTT DATA EMEA Ltd., NTT DATA Enterprise Services Holding, Inc., NTT DATA Asia Pacific Pte. Ltd., Everis Participaciones, S.L., and 243 other companies.

(5) Other Business

The principal elements in this business are the real estate business, financing business, construction and electricity business, system development business and advanced technology development business.

Other consolidated subsidiaries of NTT are NTTUD, UD EUROPE LIMITED, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT Human Solutions Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., NTT Broadband Platform, Inc., and 67 other companies.

*1:	NTT WEST KANSAI CORPORATION merged with NTT WEST-TOKAI CORPORATION and changed its name to NTT BUSINESS SOLUTIONS CORPORATION on October 1, 2013.
*2:	Integralis AG changed its name to NTT Com Security AG on June 24, 2013.
*3:	DOCOMO Innovation Ventures, Inc. changed its name to NTT DOCOMO Ventures, Inc. on July 1, 2013.

A group organizational chart appears on the following page.

3. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy and Medium-Term Management Objectives

For over 100 years, NTT Group has been the mainstay behind the growth and development of Japanese telecommunications; this track record, the confidence that comes with it, and one of the world’s leading R&D capabilities serve as the foundation from which we will “continue to provide safe and secure services, and continue to always earn the trust of our customers and stakeholders.” In order to do so, we will fulfill the legal responsibilities and social mission demanded of each of our businesses in a market environment characterized by intense competition, and at the same time move proactively to develop our businesses to meet the needs of the diversifying and expanding ICT industry. Our aim is for sustainable development backed always by a high level of trust from both our customers and our shareholders.

In furtherance of this basic business operation policy, in November 2012, NTT Group formulated its Medium-Term Strategy, entitled “Towards the Next Stage,” in order to respond to the increasingly faster globalization of the market and the development of cloud services. Based on this new management strategy, NTT Group will make global cloud services, which are expected to grow going forward, the cornerstone of its efforts to accelerate global business development, support the transformation of the business models of its corporate customers and to provide support for the various lifestyles of individual customers. Through these efforts, NTT Group will promote collaboration and innovation with various customers, endeavor to become the “valued partner” that customers continue to select, and contribute to the development of society.

(2) Issues Facing the Corporate Group

In terms of the overall global economy, the trend of gradual recovery is expected to continue, with the United States and China expected to stage a gradual recovery, and Europe also expected to move toward recovery. The recovery of the Japanese economy is also expected to continue, underpinned by the positive effects of various government policy measures.

A number of both domestic and foreign companies have entered the information and telecommunications market, and as services and equipment rapidly diversify and become increasingly sophisticated, changes in the market, centered around cloud services, are expected to accelerate going forward. Moreover, fierce market competition above and beyond existing business sector boundaries is expected to further intensify globally.

Based on the Medium-Term Management Strategy “Toward the Next Stage,” NTT Group is committed to creating new services and generating business opportunities through collaboration with a wide range of market players with the aim of becoming a “valued partner” that customers continue to choose over others.

Specifically, NTT Group will implement the following initiatives.

- Expansion of Global Cloud Services

NTT Group continues to provide cloud migration services to meet its customers’ wide-ranging needs, including pre-migration consulting and post-migration operations and management, and will work to further strengthen the framework for its provision of a broad lineup of global cloud services, from the information and telecommunications platforms stage, such as networks and data centers, through to cloud platforms, ICT management and applications.

In addition, to address the critical issue of security, which relates to the safe and secure use of cloud services, NTT Group will work to implement effective and efficient research and development by promoting collaboration among NTT Group research and development bases including NTT I3, which was established during the fiscal year ended March 31, 2014, and with external business partners.

As a result of the above, NTT aims to reach US$20 billion in overseas sales by the end of the fiscal year ending March 31, 2017, which reached US$12.2 billion by the end of the fiscal year ended March 31, 2014, and to increase the proportion of corporate sales represented by overseas sales, which reached 36.6% at the end of the fiscal year ended March 31, 2014, to 50% or more by the fiscal year ending March 31, 2017.

- Strengthening Network Service Competitiveness

In the fixed-line communications field, NTT Group aims to achieve further penetration and expansion of fiber-optic lines by creating new lifestyle-based ICT use scenarios. In the mobile communications field, NTT Group is aiming to further strengthen “devices,” “networks,” “services” and “charges and channels.”

In addition, NTT Group will work to control capital investment as appropriate according to changes in business models and the market. To handle rapidly increasing traffic volumes, NTT Group will seek to anticipate fluctuations in demand and promote research and development aimed at realizing technologies that can be efficiently controlled by software, thereby building efficient infrastructure. NTT Group will also work to establish streamlined, highly efficient business operations through continued efforts to cut costs associated with laying optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees, and to further improve the efficiency of its maintenance and operations business.

As a result of the above efforts, NTT Group expects to further reduce fixed-line and mobile communications services-related costs, which it cut by ¥412.0 billion as of the end of the fiscal year ended March 31, 2014 compared with the fiscal year ended March 31, 2012. NTT Group will continue to comprehensively strengthen the competitiveness of its existing network services.

In addition to the foregoing, NTT Group aims to reduce its capex to sales ratio, which was 16.7% at the end of the fiscal year ended March 31, 2014, to 15% by the fiscal year ending March 31, 2016 through drastic streamlining of capital investments. Funds generated through increased efficiency will be utilized effectively in areas such as M&A focused on cloud services and on returns to shareholders.

Through these efforts, NTT Group will work toward earnings per share (EPS) growth of 60% or more (compared with the fiscal year ended March 31, 2012) by the fiscal year ending March 31, 2016.

- Promoting Corporate Social Responsibility (CSR)

Based on its social mission to contribute to society through ICT in order to help resolve the many social issues that exist both in and outside Japan, NTT Group will continue to make a collective effort to promote CSR in accordance with the guidelines set out in the “NTT Group CSR Charter.” NTT Group will also work to increase management transparency by further enhancing the content of CSR reports and website content and promoting information disclosure relating to NTT Group’s initiatives.

With respect to environmental issues, which are a global concern, NTT Group will work to reduce the environmental burden associated with its own business activities and contribute to reducing the environmental burden on society as a whole through the utilization of ICT services, and will further undertake environmental contribution initiatives involving NTT Group employees.

Furthermore, in light of the extent of the predicted damage expected to occur as a result of a future large-scale earthquake, NTT Group will work to achieve stable network operation by promoting initiatives that include ensuring power supply for telecommunication facilities in the event of prolonged power outages. NTT Group also plans to build security countermeasures necessary to handle wide-scale and diversified cyberattacks.

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2013	March 31, 2014	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥961,433	¥984,463	¥23,030
Short-term investments	53,753	38,949	(14,804)
Notes and accounts receivable, trade	2,428,099	2,509,030	80,931
Allowance for doubtful accounts	(44,961)	(46,893)	(1,932)
Accounts receivable, other	357,255	345,197	(12,058)
Inventories	350,721	415,309	64,588
Prepaid expenses and other current assets	338,794	394,294	55,500
Deferred income taxes	224,194	220,662	(3,532)

Total current assets	4,669,288	4,861,011	191,723

Property, plant and equipment:
Telecommunications equipment	13,432,047	12,959,564	(472,483)
Telecommunications service lines	15,143,239	15,408,604	265,365
Buildings and structures	5,993,215	6,060,129	66,914
Machinery, vessels and tools	1,868,972	1,949,903	80,931
Land	1,139,636	1,238,742	99,106
Construction in progress	334,326	359,014	24,688

	37,911,435	37,975,956	64,521
Accumulated depreciation	(28,134,748)	(28,136,268)	(1,520)

Net property, plant and equipment	9,776,687	9,839,688	63,001

Investments and other assets:
Investments in affiliated companies	551,883	521,634	(30,249)
Marketable securities and other investments	357,222	407,766	50,544
Goodwill	824,216	1,086,636	262,420
Software	1,340,682	1,309,912	(30,770)
Other intangibles	278,272	401,194	122,922
Other assets	997,989	1,195,608	197,619
Deferred income taxes	752,828	661,500	(91,328)

Total investments and other assets	5,103,092	5,584,250	481,158

Total assets	¥19,549,067	¥20,284,949	¥735,882

	Millions of yen
	March 31, 2013	March 31, 2014	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥77,455	¥269,444	¥191,989
Current portion of long-term debt	703,304	425,351	(277,953)
Accounts payable, trade	1,436,643	1,540,249	103,606
Current portion of obligations under capital leases	16,368	16,929	561
Accrued payroll	437,609	448,061	10,452
Accrued interest	8,971	7,925	(1,046)
Accrued taxes on income	228,736	256,994	28,258
Accrued consumption tax	54,667	47,376	(7,291)
Advances received	183,723	266,743	83,020
Other	351,913	397,752	45,839

Total current liabilities	3,499,389	3,676,824	177,435

Long-term liabilities:
Long-term debt	3,234,631	3,483,673	249,042
Obligations under capital leases	36,254	35,951	(303)
Liability for employees’ retirement benefits	1,505,571	1,327,873	(177,698)
Accrued liabilities for point programs	156,233	130,466	(25,767)
Deferred income taxes	198,824	233,151	34,327
Other	396,162	446,293	50,131

Total long-term liabilities	5,527,675	5,657,407	129,732

Redeemable noncontrolling interests	—	25,912	25,912

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,827,612	2,827,010	(602)
Retained earnings	5,227,268	4,808,361	(418,907)
Accumulated other comprehensive income (loss)	(192,932)	94,966	287,898
Treasury stock, at cost	(568,459)	(156,933)	411,526

Total NTT shareholders’ equity	8,231,439	8,511,354	279,915

Noncontrolling interests	2,290,564	2,413,452	122,888

Total equity	10,522,003	10,924,806	402,803

Total liabilities and equity	¥19,549,067	¥20,284,949	¥735,882

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME YEAR ENDED MARCH 31

Consolidated Statements of Income

	Millions of yen
	2013	2014	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,712,877	¥1,578,941	¥(133,936)
Mobile voice related services	1,257,490	1,052,622	(204,868)
IP / packet communications services	3,712,766	3,711,866	(900)
Sale of telecommunication equipment	844,883	969,664	124,781
System integration	2,009,953	2,275,034	265,081
Other	1,162,771	1,337,047	174,276

	10,700,740	10,925,174	224,434

Operating expenses:
Cost of services (exclusive of items shown separately below)	2,303,672	2,360,916	57,244
Cost of equipment sold (exclusive of items shown separately below)	864,251	885,288	21,037
Cost of system integration (exclusive of items shown separately below)	1,402,259	1,643,988	241,729
Depreciation and amortization	1,899,245	1,880,293	(18,952)
Impairment losses	5,416	5,738	322
Selling, general and administrative expenses	2,992,588	2,929,111	(63,477)
Goodwill and other intangible assets impairments	31,341	6,187	(25,154)

	9,498,772	9,711,521	212,749

Operating income	1,201,968	1,213,653	11,685

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(54,339)	(47,684)	6,655
Interest income	17,638	17,632	(6)
Other, net	32,380	110,594	78,214

	(4,321)	80,542	84,863

Income before income taxes and equity in earnings (losses) of affiliated companies	1,197,647	1,294,195	96,548

Income tax expense (benefit):
Current	461,995	483,113	21,118
Deferred	11,959	3,433	(8,526)

	473,954	486,546	12,592

Income before equity in earnings (losses) of affiliated companies	723,693	807,649	83,956

Equity in earnings (losses) of affiliated companies	(16,093)	(50,792)	(34,699)

Net income	707,600	756,857	49,257

Less – Net income attributable to noncontrolling interests	185,668	171,384	(14,284)

Net income attributable to NTT	¥521,932	¥585,473	¥63,541

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,211,880,769	1,149,758,214
Net income attributable to NTT (Yen)	¥430.68	¥509.21

Consolidated Statements of Comprehensive Income

	Millions of yen
	2013	2014	Increase (Decrease)
Net income	¥707,600	¥756,857	¥49,257
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	47,509	16,057	(31,452)
Unrealized gain (loss) on derivative instruments	(4,736)	(4,895)	(159)
Foreign currency translation adjustments	112,388	156,471	44,083
Pension liability adjustments	35,646	163,241	127,595
Total other comprehensive income (loss)	190,807	330,874	140,067
Total comprehensive income (loss)	898,407	1,087,731	189,324
Less – Comprehensive income attributable to noncontrolling interests	211,564	214,360	2,796

Total comprehensive income (loss) attributable to NTT	¥686,843	¥873,371	¥186,528

(3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2013

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,832,165	¥4,888,746	¥(357,843)	¥(418,431)	¥7,882,587	¥2,165,142	¥10,047,729
Net income			521,932			521,932	185,668	707,600

Other comprehensive income (loss)				164,911		164,911	25,896	190,807

Cash dividends			(183,405)			(183,405)	(92,012)	(275,417)

Changes in NTT’s ownership interest in subsidiaries		(4,553)				(4,553)	5,870	1,317
Acquisition of treasury stocks					(150,066)	(150,066)		(150,066)
Resale of treasury stocks			(5)		38	33		33
At end of year	¥937,950	¥2,827,612	¥5,227,268	¥(192,932)	¥(568,459)	¥8,231,439	¥2,290,564	¥10,522,003

YEAR ENDED MARCH 31, 2014

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,827,612	¥5,227,268	¥(192,932)	¥(568,459)	¥8,231,439	¥2,290,564	¥10,522,003
Net income			585,473			585,473	171,384	756,857
Other comprehensive income (loss)				287,898		287,898	42,976	330,874
Cash dividends			(186,174)			(186,174)	(96,203)	(282,377)
Changes in NTT’s ownership interest in subsidiaries		(1,069)				(1,069)	4,731	3,662
Stock compensation transactions		467				467		467
Acquisition of treasury stocks					(406,696)	(406,696)		(406,696)
Resale of treasury stocks		3			13	16		16
Cancellation of treasury stock		(3)	(818,206)		818,209	—		—
At end of year	¥937,950	¥2,827,010	¥4,808,361	¥94,966	¥(156,933)	¥8,511,354	¥2,413,452	¥10,924,806

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	Millions of yen
	2013	2014	Increase (Decrease)

Cash flows from operating activities:
Net income	¥707,600	¥756,857	¥49,257
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,899,245	1,880,293	(18,952)
Impairment losses	5,416	5,738	322
Deferred taxes	11,959	3,433	(8,526)
Goodwill and other intangible assets impairments	31,341	6,187	(25,154)
Loss on disposal of property, plant and equipment	106,215	98,317	(7,898)
Gains on sales of property, plant and equipment	(18,469)	(33,119)	(14,650)
The gains resulting from the exchange of rights	—	(59,996)	(59,996)
Equity in (earnings) losses of affiliated companies	16,093	50,792	34,699
(Increase) decrease in notes and accounts receivable, trade	(119,381)	17,415	136,796
(Increase) decrease in inventories	(2,139)	(38,913)	(36,774)
(Increase) decrease in other current assets	(90,565)	(16,658)	73,907
Increase (decrease) in accounts payable, trade and accrued payroll	(81,297)	66,032	147,329
Increase (decrease) in accrued consumption tax	7,236	(11,621)	(18,857)
Increase (decrease) in accrued interest	(1,089)	(1,555)	(466)
Increase (decrease) in advances received	(9,770)	37,691	47,461
Increase (decrease) in accrued taxes on income	28,449	20,909	(7,540)
Increase (decrease) in other current liabilities	4,489	(20,351)	(24,840)
Increase (decrease) in liability for employees’ retirement benefits	26,476	42,964	16,488
Increase (decrease) in other long-term liabilities	(50,234)	(33,122)	17,112
Other	(17,893)	(43,389)	(25,496)

Net cash provided by (used in) operating activities	¥2,453,682	¥2,727,904	¥274,222

	Millions of yen
	2013	2014	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,538,115)	¥(1,486,651)	¥51,464
Payments for intangibles	(446,588)	(416,583)	30,005
Proceeds from sale of property, plant and equipment	38,929	50,625	11,696
Payments for purchase of non-current investments	(35,309)	(50,517)	(15,208)
Proceeds from sale and redemption of non-current investments	19,812	15,444	(4,368)
Acquisitions of subsidiaries, net of cash acquired	(38,490)	(211,195)	(172,705)
Payments for purchase of short-term investments	(682,359)	(60,485)	621,874
Proceeds from redemption of short-term investments	936,211	92,396	(843,815)
Other	(30,344)	(39,840)	(9,496)

Net cash provided by (used in) investing activities	(1,776,253)	(2,106,806)	(330,553)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	402,271	637,253	234,982
Payments for settlement of long-term debt	(675,295)	(735,894)	(60,599)
Proceeds from issuance of short-term debt	3,015,099	4,872,714	1,857,615
Payments for settlement of short-term debt	(3,029,279)	(4,713,795)	(1,684,516)
Dividends paid	(183,405)	(186,174)	(2,769)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(150,033)	(406,680)	(256,647)
Acquisition of treasury stocks by subsidiary	(15,558)	(5,834)	9,724
Other	(108,981)	(84,030)	24,951

Net cash provided by (used in) financing activities	(745,181)	(622,440)	122,741

Effect of exchange rate changes on cash and cash equivalents	9,042	24,372	15,330

Net increase (decrease) in cash and cash equivalents	(58,710)	23,030	81,740
Cash and cash equivalents at beginning of year	1,020,143	961,433	(58,710)

Cash and cash equivalents at end of year	¥961,433	¥984,463	¥23,030

Cash paid during the year for:
Interest	¥55,200	¥48,836	¥(6,364)
Income taxes, net	433,344	610,549	177,205

Noncash investing and financing activities:
Capital lease obligations incurred during the year	24,022	14,933	(9,089)
Cancellation of treasury stock	—	818,209	818,209
Assets acquired through exchange of rights	—	62,221	62,221

(5) Going Concern Assumption

None

(6) Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), etc.).

Principal Accounting Policies, etc.

Marketable Securities

ASC320, “Investments – Debt and Equity Securities” applies.

Inventories

Inventories are stated at the lower of cost or market. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining- balance method with the exception of buildings for which the straight-line method is used.

Goodwill and Other Intangible Assets

ASC350, “Intangibles – Goodwill and Other” applies.

Liability for Employees’ Retirement Benefits

ASC715, “Compensation – Retirement Benefits” applies.

Derivative Financial Instruments

ASC815, “Derivatives and Hedging” applies.

Income Taxes

Income taxes are computed based on income before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforward are recognized as deferred tax assets or liabilities.

(7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

Change in accounting estimate

Effective April 1, 2013, NTT Group has revised its estimate of the expected useful life of metal cables based on actual utilization to reflect an extended expected useful life. This modification complies with FASB Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections, and will be applied going forward as a change in accounting estimates.

The financial impact from this change in accounting estimate on the fiscal year ended March 31, 2014 to “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” is ¥23,264 million, ¥14,392 million, and ¥12.52, respectively.

Retrospective application of equity method for an investee

As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively, in accordance with Accounting Standards Codification Topic 323, Investments – Equity Method and Joint Ventures, issued by the FASB. Consequently, the reported consolidated financial statements for the fiscal year ended March 31, 2013 have been revised in NTT Group’s consolidated financial statements for this retrospective application as follows.

The impact on major items on the consolidated balance sheet as of March 31, 2013 was a ¥140,512 million increase in “Investments in affiliated companies,” a ¥303,601 million decrease in “Marketable securities and other investments,” a ¥58,467 million increase in “Deferred income taxes” under “Investments and other assets” and a ¥85,456 million decrease in “Accumulated other comprehensive income (loss).”

The impact on major items on the consolidated statements of income for the year ended March 31, 2013 was a ¥3,452 million decrease in “Other, net” under “Other income (expenses),” a ¥1,614 million increase in “Equity in earnings (losses) of affiliated companies” and a ¥2,139 million decrease in “Net income attributable to NTT.”

The impact on “Net income attributable to NTT” under “Per share of common stock” was a decrease of ¥1.77.

Reclassifications

Effective as of the three months ended June 30, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its Mobile Voice Related Services revenues and IP/Packet Communications Services revenues as Other revenues, and part of its Other revenues as System Integration revenues. Results for the fiscal year ended March 31, 2013 have been revised reflect such reclassification.

(8) Business Segments

1. Operating revenues

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Regional communications business
External customers	3,204,258	3,129,362	(74,896)
Intersegment	455,562	442,948	(12,614)

Total	3,659,820	3,572,310	(87,510)

Long-distance and international communications business
External customers	1,554,706	1,713,439	158,733
Intersegment	103,241	96,463	(6,778)

Total	1,657,947	1,809,902	151,955

Mobile communications business
External customers	4,431,032	4,422,614	(8,418)
Intersegment	39,090	38,589	(501)

Total	4,470,122	4,461,203	(8,919)

Data communications business
External customers	1,154,143	1,221,481	67,338
Intersegment	149,373	122,374	(26,999)

Total	1,303,516	1,343,855	40,339

Other
External customers	356,601	438,278	81,677
Intersegment	895,261	890,248	(5,013)

Total	1,251,862	1,328,526	76,664

Elimination	(1,642,527)	(1,590,622)	51,905

Consolidated total	10,700,740	10,925,174	224,434

2. Segment profit

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Segment profit
Regional communications business	92,965	127,240	34,275
Long-distance and international communications business	121,293	127,476	6,183
Mobile communications business	836,446	817,230	(19,216)
Data communications business	85,818	67,916	(17,902)
Other	53,257	56,098	2,841

Total segment profit	1,189,779	1,195,960	6,181
Elimination	12,189	17,693	5,504

Consolidated total	1,201,968	1,213,653	11,685

3. Segment assets

	(Millions of yen)
	March 31, 2013	March 31, 2014	Increase (Decrease)
Segment assets
Regional communications business	7,337,100	7,162,076	(175,024)
Long-distance and international communications business	1,871,626	2,314,780	443,154
Mobile communications business	7,336,070	7,676,820	340,750
Data communications business	1,597,446	1,774,562	177,116
Other	10,422,450	10,664,076	241,626

Total segment assets	28,564,692	29,592,314	1,027,622
Elimination	(9,015,625)	(9,307,365)	(291,740)

Consolidated total	19,549,067	20,284,949	735,882

4. Other significant items

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Depreciation and amortization
Regional communications business	794,246	751,906	(42,340)
Long-distance and international communications business	142,309	149,734	7,425
Mobile communications business	701,658	719,132	17,474
Data communications business	137,961	135,358	(2,603)
Other	117,451	118,415	964

Total segment	1,893,625	1,874,545	(19,080)
Elimination	5,620	5,748	128

Consolidated total	1,899,245	1,880,293	(18,952)

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Capital investments for segment assets (*)
Regional communications business	786,004	722,829	(63,175)
Long-distance and international communications business	147,503	168,413	20,910
Mobile communications business	753,660	703,124	(50,536)
Data communications business	122,113	147,725	25,612
Other	160,695	150,672	(10,023)

Consolidated total	1,969,975	1,892,763	(77,212)

(*)	The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Payments for intangibles” in the consolidated statements of cash flows are as follows:

	Millions of yen
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Payments for property, plant and equipment	1,538,115	1,486,651	(51,464)
Payments for intangibles	446,588	416,583	(30,005)

Total	1,984,703	1,903,234	(81,469)
Difference from the total of capital investments	14,728	10,471	(4,257)

(9) Income Taxes

Significant components of deferred tax assets and liabilities:

	(Millions of yen)
	March 31, 2013	March 31, 2014
Deferred tax assets:
Liability for employees’ retirement benefits	543,520	474,772
Property, plant and equipment and intangible assets principally due to differences in depreciation	382,626	381,764
Operating loss carryforwards	170,523	197,012
Other	461,066	479,089

Total gross deferred tax assets	1,557,735	1,532,637

Less – Valuation allowance	(253,693)	(259,921)

Total deferred tax assets	1,304,042	1,272,716

Deferred tax liabilities:
Unrealized gain on securities	(30,232)	(40,267)
Issuance of subsidiaries common stock etc.	(301,832)	(300,554)
Other	(198,552)	(288,500)

Total gross deferred tax liabilities	(530,616)	(629,321)

Net deferred tax assets	773,426	643,395

(10) Employees’ Retirement Benefits

Retirement Benefits and Contract-type Corporate Pension Plan

1. Benefit obligations

	(Millions of yen)
	March 31, 2013	March 31, 2014
Benefit obligation, end of year	(2,012,924)	(1,903,160)
Fair value of plan assets, end of year	1,125,165	1,130,188
Under funded status	(887,759)	(772,972)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2013	March 31, 2014
Liability for employees’ retirement benefits	(887,816)	(831,192)
Other assets	57	58,220
Accumulated other comprehensive loss (income)	277,469	189,737

Net amount recognized	(610,290)	(583,235)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2013	March 31, 2014
Net actuarial loss	298,130	193,727
Transition obligation	776	609
Prior service cost	(21,437)	(4,599)

Total	277,469	189,737

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014
Service cost	72,628	72,631
Interest cost on projected benefit obligation	37,511	30,021
Expected return on plan assets	(21,179)	(22,069)
Net amortization	11,792	3,864
Curtailment gain from the change in pension plans	—	(12,966)

Total	100,752	71,481

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2013	Year ended March 31, 2014
Discount rate	Projected benefit obligation	1.5%	1.4%
	Net pension cost	1.9%	1.5%
Rate of compensation increase		2.4-3.4%	2.4-4.0%
Expected long-term return on plan assets		2.0%	2.0%

The NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)

1. Benefit obligations

	(Millions of yen)
	March 31, 2013	March 31, 2014
Benefit obligation, end of year	(1,601,091)	(1,553,265)
Fair value of plan assets, end of year	983,336	1,056,584
Under funded status	(617,755)	(496,681)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2013	March 31, 2014
Liability for employees’ retirement benefits	(617,755)	(496,681)
Accumulated other comprehensive loss (income)	181,536	23,188

Net amount recognized	(436,219)	(473,493)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2013	March 31, 2014
Net actuarial loss	183,359	95,549
Prior service cost	(1,823)	(72,361)

Total	181,536	23,188

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014
Service cost	37,647	39,098
Interest cost on projected benefit obligation	27,260	22,961
Expected return on plan assets	(21,743)	(23,871)
Net amortization	12,795	9,753
Employee contributions	(3,573)	(3,557)

Total	52,386	44,384

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2013	Year ended March 31, 2014
Discount rate	Projected benefit obligation	1.5%	1.4%
	Net pension cost	1.9%	1.5%
Rate of compensation increase		3.9%	3.4%
Expected long-term return on plan assets		2.5%	2.5%

(11) Investment Property

1. Investment Property

NTT Group maintains investment properties including office buildings.

2. Fair Value of Investment Property

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014
Amount included in the consolidated balance sheets (1)
Balance at beginning of year	801,869	832,372
Increase (Decrease)	30,503	67,505
Balance at end of year	832,372	899,877
Fair value at end of year (2)	1,489,989	1,524,282

(1)	“Amount included in the consolidated balance sheets” represents the original acquisition cost reduced by the accumulated depreciation amount and the accumulated impairment loss.
(2)	“Fair value at end of year” is calculated primarily through real estate appraisal standards.

(12) Investments In Affiliated Companies

“Equity in earnings (losses) of affiliated companies” for the fiscal year ended March 31, 2014 includes impairment losses of ¥51,244 million, recognized on Indian telecommunications carrier Tata Teleservices Limited (“TTSL”).

(13) Subsequent Events

Decision to exercise option for sale of stake in TTSL

On April 25, 2014, the board of directors of NTT DOCOMO, a subsidiary of NTT, resolved to exercise option for the sale of NTT DOCOMO’s entire stake (1,248,974,378 shares, or about 26.5% of outstanding shares) in TTSL, a NTT DOCOMO-affiliated company accounted for by the equity method, as soon as the conditions for such exercise are met.

NTT DOCOMO, TTSL and Tata Sons Limited, Tata Group’s holding company, concluded a shareholder agreement when NTT DOCOMO entered into a business alliance with TTSL in March 2009. Under the agreement, NTT DOCOMO holds the right to require that its TTSL shares be acquired for 50% of the acquisition price, which amounts to 72,500 million Indian rupees (or ¥125,400 million*) or a fair market price, whichever is higher, in the event that TTSL fails to achieve certain specified performance targets (the above-mentioned option).

In the event that TTSL fails to achieve these performance targets by the end of the fiscal year ended March 31, 2014, NTT DOCOMO plans to exercise the above-mentioned right in or before June 2014. NTT DOCOMO expects to sell its TTSL shares in accordance with the agreement. It is uncertain how the option will be performed, however, and NTT DOCOMO is not able to predict how events will unfold. An estimate of this financial effect cannot be made due to these uncertainties. NTT may recognize gain or loss upon disposition of TTSL shares or if the transaction as described above will not be carried out.

*	1 rupee = ¥1.73 as of March 31, 2014

NTT DOCOMO’s resolution of share repurchase up to prescribed maximum limit

On April 25, 2014, the board of directors of NTT DOCOMO, a subsidiary of NTT, resolved that NTT DOCOMO may repurchase up to 320 million shares of its common stock for an amount in total not exceeding ¥500 billion during the period from April 26, 2014 through March 31, 2015.

Resolution regarding NTT’s repurchase of its common stock

On May 13, 2014, the board of directors of NTT resolved that NTT may acquire up to 44 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from July 1, 2014 through March 31, 2015.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2013	March 31, 2014
ASSETS
Current assets:
Cash and bank deposits	20,869	10,308
Accounts receivable, trade	2,769	2,695
Supplies	227	220
Advance payment	772	828
Deferred income taxes	918	789
Short-term loans receivable	355,474	290,523
Accounts receivable, other	69,536	67,730
Subsidiary deposits	101,312	2,340
Other	4,330	5,705

Total current assets	556,211	381,143

Fixed assets:
Property, plant and equipment
Buildings	115,285	110,612
Structures	4,617	4,589
Machinery, equipment and vehicles	486	419
Tools, furniture and fixtures	17,145	17,048
Land	29,674	31,320
Lease assets	424	412
Construction in progress	2,153	1,658

Total property, plant and equipment	169,788	166,062

Intangible fixed assets	43,905	37,520
Investments and other assets
Investment securities	8,718	15,756
Investments in subsidiaries and affiliated companies	5,073,510	5,094,091
Other securities of subsidiaries and affiliated companies	8,562	8,869
Contributions to affiliated companies	159	146
Long-term loans receivable to subsidiaries	1,588,072	1,579,922
Prepaid pension costs	1,947	1,962
Deferred income taxes	15,858	15,104
Other	1,117	1,515

Total investments and other assets	6,697,946	6,717,369

Total fixed assets	6,911,640	6,920,952

TOTAL ASSETS	7,467,851	7,302,096

	Millions of yen
	March 31, 2013	March 31, 2014
LIABILITIES
Current liabilities:
Accounts payable, trade	184	249
Current portion of corporate bonds	120,000	139,998
Current portion of long-term borrowings	223,300	138,150
Short-term borrowings	—	150,000
Lease obligations	41	42
Accounts payable, other	22,716	21,476
Accrued expenses	8,164	7,071
Accrued taxes on income	19,708	13,077
Advance received	871	141
Deposit received	355	263
Deposit received from subsidiaries	89,376	82,698
Unearned revenue	0	1
Other	2	34,003

Total current liabilities	484,720	587,173

Long-term liabilities:
Corporate bonds	1,046,258	1,006,277
Long-term borrowings	1,021,530	1,104,380
Long-term borrowings from subsidiary	240,000	240,000
Lease obligations	757	749
Liability for employees’ retirement benefits	31,858	32,773
Asset retirement obligations	1,140	1,390
Other	413	347

Total long-term liabilities	2,341,959	2,385,918

TOTAL LIABILITIES	2,826,680	2,973,091

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus
Additional paid-in capital	2,672,826	2,672,826

Total capital surplus	2,672,826	2,672,826

Earned surplus
Legal reserve	135,333	135,333
Other earned surplus
Other reserve	531,000	531,000
Accumulated earned surplus	932,528	207,372

Total earned surplus	1,598,861	873,705

Treasury stock	(568,458)	(156,932)

Total shareholders’ equity	4,641,179	4,327,549

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	(7)	1,455

Total unrealized gains (losses), translation adjustments, and others	(7)	1,455

TOTAL NET ASSETS	4,641,171	4,329,004

TOTAL LIABILITIES AND NET ASSETS	7,467,851	7,302,096

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2013	2014
Operating revenues:
Dividends received	282,679	288,155
Revenues from group management	19,000	18,499
Revenues from basic R&D	120,999	114,499
Other services	10,105	9,687

Total operating revenues	432,785	430,843

Operating expenses:
Administration	21,603	21,629
Experiment and research	92,297	86,949
Depreciation and amortization	36,364	35,083
Retirement of fixed assets	1,219	1,056
Miscellaneous taxes	2,689	2,594

Total operating expenses	154,174	147,313

Operating income	278,610	283,530

Non-operating revenues:
Interest income	24,997	21,366
Lease and rental income	11,537	11,163
Miscellaneous income	1,473	1,393

Total non-operating revenues	38,008	33,924

Non-operating expenses:
Interest expenses	16,650	14,969
Corporate bond interest expenses	17,849	15,597
Lease and rental expenses	5,659	5,633
Miscellaneous expenses	2,029	3,931

Total non-operating expenses	42,189	40,131

Recurring profit	274,429	277,322

Special losses:
Write-off of investments in affiliated companies	4,530	—

Total special losses	4,530	—

Income before income taxes	269,898	277,322

Corporation, inhabitant and enterprise taxes	(1,142)	(1,977)
Deferred tax expenses (benefits)	(486)	75

Total income taxes	(1,629)	(1,902)

Net income	271,527	279,224

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS

(Based on accounting principles generally accepted in Japan)

YEAR ENDED MARCH 31, 2013

	Millions of yen
	NTT shareholders’ equity
		Capital surplus			Earned surplus
						Other earned surplus
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other reserve	Accumulated earned surplus	Total earned surplus
At beginning of year	¥937,950	¥2,672,826	¥—	¥2,672,826	¥135,333	¥531,000	¥844,410	¥1,510,743
Net change during the annual period
Cash dividends							(183,404)	(183,404)
Net income							271,527	271,527
Payments to acquire treasury stock
Resale of treasury stocks							(4)	(4)
Others, net
Total net change during the annual period	—	—	—	—	—	—	88,118	88,118
At end of year	¥937,950	¥2,672,826	¥—	¥2,672,826	¥135,333	¥531,000	¥932,528	¥1,598,861

	Millions of yen
	NTT shareholders’ equity		Unrealized gains (losses), translation adjustments, and others
	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others	Total net assets
At beginning of year	¥(418,431)	¥4,703,088	¥(60)	¥(60)	¥4,703,028
Net change during the annual period
Cash dividends		(183,404)			(183,404)
Net income		271,527			271,527
Payments to acquire treasury stock	(150,066)	(150,066)			(150,066)
Resale of treasury stocks	38	33			33
Others, net			53	53	53
Total net change during the annual period	(150,027)	(61,909)	53	53	(61,856)
At end of year	¥(568,458)	¥4,641,179	¥(7)	¥(7)	¥4,641,171

YEAR ENDED MARCH 31, 2014

	Millions of yen
	NTT shareholders’ equity
		Capital surplus			Earned surplus
						Other earned surplus
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other reserve	Accumulated earned surplus	Total earned surplus
At beginning of year	¥937,950	¥2,672,826	¥—	¥2,672,826	¥135,333	¥531,000	¥932,528	¥1,598,861
Net change during the annual period
Cash dividends							(186,174)	(186,174)
Net income							279,224	279,224
Payments to acquire treasury stock
Resale of treasury stocks			2	2
Cancellation of treasury stock			(2)	(2)			(818,206)	(818,206)
Others, net
Total net change during the annual period	—	—	—	—	—	—	(725,156)	(725,156)
At end of year	¥937,950	¥2,672,826	¥—	¥2,672,826	¥135,333	¥531,000	¥207,372	¥873,705

	Millions of yen
	NTT shareholders’ equity		Unrealized gains (losses), translation adjustments, and others
	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others	Total net assets
At beginning of year	¥(568,458)	¥4,641,179	¥(7)	¥(7)	¥4,641,171
Net change during the annual period
Cash dividends		(186,174)			(186,174)
Net income		279,224			279,224
Payments to acquire treasury stock	(406,696)	(406,696)			(406,696)
Resale of treasury stocks	13	15			15
Cancellation of treasury stock	818,209	—			—
Others, net			1,462	1,462	1,462
Total net change during the annual period	411,526	(313,629)	1,462	1,462	(312,167)
At end of year	¥(156,932)	¥4,327,549	¥1,455	¥1,455	¥4,329,004

(4) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2013	2014
Cash flows from operating activities:
Income before income taxes	269,898	277,322
Depreciation and amortization	38,951	37,583
Loss on disposal of property, plant and equipment	833	741
Dividends received	(282,679)	(288,155)
Write-off of investments in affiliated companies	4,530	—
Increase (decrease) in liability for employees’ retirement benefits	1,182	915
(Increase) decrease in accounts receivable	(15,204)	1,878
Increase (decrease) in accounts payable and accrued expenses	(6,128)	(1,720)
Increase (decrease) in accrued consumption tax	165	(201)
(Increase) decrease in other current assets	6	(2,387)
(Increase) decrease in subsidiary deposits	10,000	—
Increase (decrease) in deposit received from subsidiaries	(8,885)	(6,678)
Other	10,438	11,070

Sub-total	23,108	30,368

Interest and dividends received	308,072	310,612
Interest paid	(35,249)	(31,541)
Income taxes received (paid)	16,888	(4,771)

Net cash provided by (used in) operating activities	312,820	304,668

Cash flows from investing activities:
Payments for property, plant and equipment	(32,359)	(27,192)
Payments for purchase of investment securities	(8,256)	(28,938)
Proceeds from sale of investment securities	536	—
Payments for long-term loans	(299,542)	(280,000)
Proceeds from long-term loans receivable	325,135	353,800
Other	(981)	27

Net cash provided by (used in) investing activities	(15,468)	17,696

Cash flows from financing activities:
Proceeds from issuance of long-term debt	449,422	320,950
Payments for settlement of long-term debt	(445,135)	(343,300)
Net increase (decrease) in short-term borrowings	—	183,971
Payments for settlement of lease obligations	(39)	(44)
Dividends paid	(183,404)	(186,174)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(150,032)	(406,680)

Net cash provided by (used in) financing activities	(329,189)	(431,277)

Effect of exchange rate changes on cash and cash equivalents	(9)	80

Net increase (decrease) in cash and cash equivalents	(31,846)	(108,832)

Cash and cash equivalents at beginning of year	155,702	123,856

Cash and cash equivalents at end of year	123,856	15,023

6. Other

CHANGES IN BOARD OF DIRECTORS

(1) Candidates for Members of the Board

Jun Sawada (Senior Executive Vice President, NTT Communications Corporation)

Hiroki Kuriyama (Vice President of President’s office, General Affairs Department)

(2) Candidates for Audit & Supervisory Board Members

Akiko Ide (Senior Vice President, NTT DOCOMO, INC.)

Takashi Iida (Lawyer, The Daini Tokyo Bar Association)

(3) Members of the Board scheduled to resign from office

Yasuyoshi Katayama (Senior Executive Vice President; scheduled to take office as Advisor)

Hiroki Watanabe (Senior Executive Vice President; scheduled to take office at The Japan Telecommunications Welfare Association)

Yoshikiyo Sakai (Member of the Board; scheduled to take office as Senior Executive Vice President, NTT DOCOMO, INC.)

(4) Audit & Supervisory Board Members scheduled to resign from office

Toru Motobayashi (Audit & Supervisory Board Member)

Yoshitaka Makitani (Audit & Supervisory Board Member)

(5) Candidates for Executive Officers

 Candidate scheduled to be re-elected as Chairman

Satoshi Miura (Chairman)

‚ Candidate scheduled to be re-elected as President and Chief Executive Officer

Hiroo Unoura (President and Chief Executive Officer)

ƒ Candidates scheduled to take office as Senior Executive Vice President

Hiromichi Shinohara (Executive Vice President)

Jun Sawada

„ Candidate scheduled to take office as Executive Vice President

Mitsuyoshi Kobayashi (Member of the Board)

(6) New Executive Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Senior Executive Vice President	Hiromichi Shinohara	Executive Vice President
In charge of technical strategy		Senior Vice President of Research and
In charge of international standardization		Development Planning
Senior Vice President of Research and		In charge of international standardization
Development Planning

Senior Executive Vice President	Jun Sawada
In charge of business strategy
In charge of risk management

Executive Vice President	Mitsuyoshi Kobayashi	Member of the Board
Senior Vice President of Technology		Senior Vice President of Technology
Planning		Planning and Strategic Business
Development

Member of the Board	Akira Shimada	Member of the Board
Senior Vice President of General Affairs		Senior Vice President of General Affairs and
Internal Control

Member of the Board	Hiroshi Tsujigami	Member of the Board
Senior Vice President of Corporate Strategy		Senior Vice President of Corporate Strategy
Planning		Planning

Member of the Board	Tsunehisa Okuno	Member of the Board
Senior Vice President of Global Business		Senior Vice President of Global Business

Member of the Board	Hiroki Kuriyama
Senior Vice President of Strategic Business
Development
In charge of 2020 project

Member of the Board	Katsuhiko Shirai	Member of the Board

Member of the Board	Sadayuki Sakakibara	Member of the Board

(Notes)

The following candidates shall assume responsibilities as follows:

Satoshi Miura as Chairman of the Board, Hiroo Unoura as Chief Executive Officer (CEO), Hiromichi Shinohara as Chief Technology Officer (CTO) and Jun Sawada as Chief Financial Officer (CFO), Chief Compliance Officer (CCO) and Chief Information Officer (CIO).

Of the candidates for Directors, Katsuhiko Shirai and Sadayuki Sakakibara are candidates for external directors.

The candidate for Audit & Supervisory Board Member, Takashi Iida, is a candidate for external Audit & Supervisory Board

Member.

The Audit & Supervisory Board Members scheduled to resign from office will resign at the close of the 29th Ordinary

General Meeting of Shareholders (to be held on June 26, 2014).

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

May 13, 2014

NTT’s Shares and Shareholders (as of March 31, 2014)

1.	Classification of Shareholders

	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
Details	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	259	66	6,604	1,154	868	803,848	812,303	—
Total Shares (Units)	4,052,317	1,714,413	120,717	156,383	3,092,519	5,473	2,208,311	11,350,133	1,683,935
%	35.70	15.10	1.06	1.38	27.25	0.05	19.46	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 266,511 units of treasury stock, and “Shares Representing Less Than One Unit” includes 7 shares of treasury stock. 26,651,107 shares of treasury stock represents the number of shares of treasury stock recorded in the shareholders’ register; the actual number of treasury stock shares at the end of March 31, 2014 was 26,650,807.
(2)	“Other Domestic Corporations” includes 156 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 228,705.

2.	Classification by Number of Shares

	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
Details	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	385	164	809	950	22,569	52,423	735,003	812,303	—
%	0.05	0.02	0.10	0.12	2.78	6.45	90.48	100.00	—
Total Shares (Units)	9,215,422	111,699	166,167	61,131	345,523	318,274	1,131,917	11,350,133	1,683,935
%	81.19	0.98	1.46	0.54	3.04	2.80	9.97	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 266,511 units of treasury stock, and “Shares Representing Less Than One Unit” includes 7 shares of treasury stock.
(2)	“At Least 100 Units” includes 156 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3.	Principal Shareholders

Name	Share Holdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	405,221	35.65
Japan Trustee Services Bank, Ltd. (Trust Account)	39,280	3.46
The Master Trust Bank of Japan, Ltd. (Trust Account)	32,138	2.83
Moxley and Co LLC	17,102	1.50
The Bank of New York Mellon SA/NV 10	10,404	0.92
NTT Employee Share-Holding Association	10,357	0.91
Japan Trustee Services Bank, Ltd. (Trust Account 1)	8,834	0.78
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	8,648	0.76
Japan Trustee Services Bank, Ltd. (Trust Account 9)	8,591	0.76
State Street Bank and Trust Company 505225	8,407	0.74

Total	548,985	48.30

Note: The Company’s holdings of treasury stock (26,650,807 shares) are not included in the above table.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

May 13, 2014

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

FY2013 Highlights

FY2013 saw an increase in Operating Revenues and Operating Income. Operating Revenues increased for the fourth consecutive year, and Net Income reached a six-year peak. Earnings Per Share (EPS) increased to 509 yen (increase of 18% year-on-year) Expansion of global cloud services

Overseas sales increased to 1,196.0 billion yen (increase of 241.9 billion yen year-on-year)

Enhanced competitiveness of network services

Expansion of NTT’s user base

13.78 million smartphone sales and 21.97 million Xi subscribers (net increase of 10.40 million subscribers) 18.05 million FLET’S Hikari subscribers (net increase of 0.75 million subscribers) Number of subscribers to Hikari TV and FLET’S TV : 3.98 million Number of “d video” subscribers: 4.41 million The number of Wi-Fi area owners increased to three times the FY2012 amount

Cost reductions

Cost reductions related to fixed-line and mobile access services: NTT reached approx. 80% of its medium-term target of a 500 billion yen reduction by the end of FY2014

Increased shareholder returns

Completed 156.5 billion yen of stock repurchases, mainly from the Japanese government in March, for a total of 406.5 billion yen in stock repurchases in FY2013.

Increased year-end dividend by 10 yen per share compared to FY2012. Distributed dividends of 170 yen per share for the year.

Operating Revenues & Overseas Sales

(Billions of yen)

Operating Income Overseas sales

10,925.2 10,700.7 954.1 1,196.0 FY2012 FY2013

Operating Income & Net Income

(Billions of yen)

Operating Income Net Income

1,213.7 1,202.0 521.9 585.5 FY2012 FY2013

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

FY2013 Consolidated Results Highlights and Forecasts (U.S. GAAP)

NTT as a group made up for the decrease in Operating Income of its mobile communications and data communications businesses and as a result, Operating Revenues and Operating Income both increased. Net Income reached a six-year peak.

Both Operating Revenues and Operating Income fell short of FY2013 forecasts due to the decrease in Operating Income in the mobile communications business.

Achieved EPS of 509.21 yen, an increase of 18% year-on-year.

(Billions of yen)

FY2013

FY2013 FY2012 Forecasts

Change from the

Change

[%] Revised year-on-year

Forecasts

Operating

10,925.2 +224.4 +2.1% (74.8) 10,700.7 11,000.0

Revenues Operating

9,711.5 +212.7 +2.2% (58.5) 9,498.8 9,770.0

Expenses Operating

1,213.7 +11.7 +1.0% (16.3) 1,202.0 1,230.0

Income

Net Income 585.5 +63.5 +12.2% +0.5 521.9 585.0

EPS 509.21 +78.53 +18.2% +5.99 430.68 503.22

(yen)

Net Income represents net income attributable to NTT, excluding noncontrolling interests.

Net Income for FY2012 has been revised to reflect the retroactive application of the equity method of accounting for Philippine Long Distance Telephone Company.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2013 Contributing Factors by Segment

Operating Revenues
[year-on-year: +224.4]
(Billions of yen)
10,700.7
FY2012
87.5
Regional communications business
152.0
Long distance and international communications business
8.9
Mobile communications business
40.3
Data communications business
76.7
Other business
51.9
Elimination of intersegment/Others
10,925.2
FY2013

Operating Expenses
[year-on-year: +212.7]
9,498.8
FY2012
121.8
Regional communications business
145.8
Long-distance and international communications business
10.3
Mobile communications business
58.2
Data communications business
73.8
Other business
46.4
Elimination of intersegment/Others
9,711.5
FY2013

Operating Income [year-on-year: +11.7]

FY2012	Regional communications business	Long-distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2013
1,202.0	↑34.3	↑6.2	↓19.2	↓17.9	↑2.8	↑5.5	1,213.7

Consolidated Results and Forecasts (U.S. GAAP)

FY2013 Contributing Factors by Segment

Regional communications business: Operating Income increased due to, among other things, efforts to limit Hikari subscription cancellations, improvements in business efficiency, and a decrease in pension costs.

Long-distance and international communications business: Operating Income increased due to growth in NTT’s overseas business and improvements in cost efficiency.

Mobile communications business: Although strong iPhone sales mitigated mobile number portability (MNP) losses to an extent, Operating Income decreased due to, among other things, “Monthly Support” discount programs.

Data communications business: Despite the effect of unprofitable business deals, the decline in profit margins slowed due to cost reductions in the latter half of the year.

Operating [year-on-year+224.4]

Revenues Long distance and Data (Billions of yen)

international Mobile communications

communications communications business 51.9

business business 40.3 76.7 Elimination of

87.5 152.0 8.9 Other intersegment/Others 10,925.2

10,700.7 business

Regional

communications

business

FY2012 FY2013

Operating [year-on-year+212.7] Data

Expenses Long-distance and Mobile communications

Regional international communications business 46.4

communications communications business 73.8 Elimination of

business business 10.3 58.2 Other intersegment/Others

9,498.8 121.8 145.8 business 9,711.5

FY2012 FY2013

Operating [year-on-year+11.7]

Income

Regional Long-distance and Mobile Data Other business Elimination of communications international communications communications intersegment/

FY2012 business communications business business Others FY2013 business

1,202.0 34.3 6.2 19.2 17.9 2.8 5.5 1,213.7

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2014 Forecast Summary

Operating Revenues increased for the fifth consecutive year, reaching a record 11,200.0 billion yen. Operating Income remained relatively unchanged from the previous fiscal year at 1,215.0 billion yen.

Achieved EPS of 536 yen, a 5% increase year-on-year.

(Billions of Yen)

FY2014 Forecasts

FY2013

Change

year-on-year [%]

Operating 10,925.2 11,200.0 +274.8 +2.5%

Revenues

Operating 9,711.5 9,985.0 +273.5 +2.8%

Expenses

Operating 1,213.7 1,215.0 +1.3 +0.1%

Income

Net Income 585.5 586.0 +0.5 +0.1%

EPS 509.21 536.00 +26.79 +5.3%

(yen)

Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Share repurchases
(Billions of yen)
94.4
200.0
381.7
150.0
406.5
Up to 250.0
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014E

Dividends per share
(yen)
Pay-out ratio
90
110
120
120
140
160
170
180
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
33.6%
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014E

–6–

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Share repurchases: 250.0 billion yen repurchase from the Japanese government planned for FY2014 Dividends: Dividends of 180 yen per share planned for FY2014

Share repurchases 406.5 (Billions of yen)

381.7

Up to 250.0

200.0

150.0

94.4

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014E

Dividends per share 180 (yen)

170

Pay-out ratio 160

140

120 120

90 110

38.2% 37.2%

33.6%

33.4%

32.3%

31.2%

19.5% 27.5%

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014E

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of the Medium-Term Strategy “Towards the Next Stage”

Expansion of Global Cloud Services

NTT

Overseas Sales

¥954.1
Billion
¥1,196.0
Billion
¥1,530.0
Billion
$12.0
Billion
$12.2
Billion
$15.0
Billion
31.8%
36.6%
43.1%
Proportion of corporate sales
represented by overseas sales
FY2012
FY2013
FY2014E

FY2013

FY2014 Targets

Order Volume from Cross-Selling

$62
Million
$85
Million
$143
Million
$700
Million
FY2010
FY2011
FY2012
FY2013

FY2013 **$700 million**

―7―

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress Expansion of the Medium-Term of Strategy of Global “Towards the Next Cloud Stage” Services

Overseas Sales

¥1,530.0

Billion

¥1,196.0

¥954.1 Billion Billion

$15.0

$12.2 Billion

$12.0

Billion Billion

43.1% 36.6%

31.8% Proportion of corporate sales represented by overseas sales

FY2012 FY2013 FY2014E

Order Volume from Cross-Selling $700

Million

$62 $85 $143 Million Million Million

FY2010 FY2011 FY2012 FY2013

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Overseas Sales: $20.0 billion by FY2016

Proportion of corporate sales represented by overseas sales: 50% or more by FY2016 “Overseas Sales are leading NTT Group’s top-line (growth)”

FY2013

Overseas Sales: $12.2 billion (¥1,196.0 billion) Proportion of corporate sales represented by overseas sales: 37%

FY2014 Targets

Overseas Sales: $15.0 billion (¥1,530.0 billion) Proportion of corporate sales represented by overseas sales: 43%

Note: Exchange rate used for FY2013: $1 dollar = ¥97.73 Exchange rate used for FY2014: $1 dollar = ¥102 (estimate)

“Order volume from cross-selling for the latter half of the year: $200 million”

FY2013 $700 million

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Strengthening Progress of the Medium-Term the Strategy Competitiveness “Towards the Next Stage” of Network Services

Access Network Cost Reductions

(billions of yen)

FY2011 FY2012 FY2013 FY2014E

(120.0)

(410.0)

(600.0)

Capex to Sales Capital Investment

*2 Amounts (billions of yen)

18.5% 18.4%*2

17.3%*2

16.5%*2

18.4%

18.1%

Includes amount 16.7% related to real estate 15.9%

1,946.6 1,970.0

1,892.8 1,850.0

1,906.5 1,907.5

1,795.7

1,750.0

FY2011 FY2012 FY2013 FY2014E

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Access Network Cost Reduction: Targeting decrease of 500.0 billion yen by FY2014

“Revision of cost reduction target to ¥600.0 billion”

¥410.0 billion decrease in FY2013*1

¥600.0 billion decrease in FY2014*1

*1 Compared to FY2011

Capex to Sales Ratio: Target of 15 by FY2015

“Enhance efficiency in capital investment, and reach a ratio in the 15% range this year”

Target of ¥1,795.7 billion by FY2013 (¥111.8 billion decrease from previous year), resulting in a 16.7% Capex to Sales ratio

Target of ¥1,750.0 billion by FY2014 (¥45.7 billion decrease from previous year), resulting in a 15.9% Capex to Sales ratio

*2 Amounts include sales and investments related to real estate and solar power generation operations

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

EPS Growth

NTT

Earnings Per Share
(EPS)
(yen/share)
Excludes special factors
431
+17%*
509
+39%*
477
+30%*
536
+46%*
FY2012
FY2013
FY2014E

"Expand steadily toward achieving the target"

* Compared to FY2011

−9−

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of the Medium-Term Strategy “Towards the Next Stage”

EPS Growth

Earnings Per Share

(EPS) (yen/share)

Excludes special factors 536

509 EPS: Targeting growth of 60% or more

46%* by FY2015

39%*

477

30%* “Expand steadily toward achieving the target”

431

17%*

FY2013: 509 yen (39% increase*)

FY2014: 536 yen (46% increase*)

FY2012 FY2013 FY2014E * Compared to FY2011

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

Number of subscribers

(Thousands)

20,000 15,000 10,000 5000 0

19,078 2,206 16,872 14,252 19,118 2,098 17,020 14,557 19,130 1,968 17,162 14,852 19,148 1,848 17,300 15,169 19,271 1,751 17,521 15,412 19,335 1,663 17,672 15,664 19,444 1,572 17,873 15,950 19,534 1,483 18,050 16,256 19,954 1,203 18,750 17,106

2012.6 2012.9 2012.12 2013.3 2013.9 2013.12 2014.3 2015.3E

Changes from the preceding quarter

FLET’S Hikari 1 FY2012 FY2013 FY 2013 FY2014E

Number of opened connections 2 4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

FLET’S ADSL Hikari Denwa 3 307 148 143 138 220 152 200 178 750 700 982 762 750 848 870 707 743 811 3,131 3,000

(115) (108) (131) (119) (98) (88) (91) (89) (365) (280)

351 305 295 318 242 252 287 305 1,087 850

1 Number of FLET’S Hikari subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium,

FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West.

2 Number of opened connections excludes openings due to relocations.

3 Number of Hikari Denwa subscribers is presented in thousands of channels.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

Number of subscribers※

(Thousands)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Xi
FOMA
60,396
3,317
57,079
60,787
6,198
54,588
60,988
8,678
52,310
61,536
11,566
49,970
61,623
14,198
47,425
61,772
16,398
45,374
62,182
19,021
43,160
63,105
21,965
41,140
66,800
29,800
37,000
2012.6
2012.9
2012.12
2013.3
2013.6
2013.9
2013.12
2014.3
2015.3 E

Changes from the preceding quarter

(Thousands)

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

Number of subscribers

(Thousands)

Xi FOMA

70,000 60,000 50,000 40,000 30,000 20,000 10,000 0

60,396 3,317 57,079 2012.6 60,787 6,198 54,588 2012.9

60,988 8,678 52,310 2012.12 61,536 11,566 49,970 2013.3

61,623 14,198 47,425 2013.6 61,772 16,398 45,374 2013.9 62,182 19,021 43,160 2013.12 63,105 21,965 41,140 2014.3 66,800

29,800 37,000 2015.3E

Changes from the preceding quarter

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2012 FY2013 FY2013 FY2014E (Thousands)

FOMA+Xi 266 391 201 548 87 149 410 924 1,569 3,700

The number of FOMA subscribers includes communications module service subscribers

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET'S Hikari) ※

NTT

NTT East

Optional Service
Basic Monthly Charges
(Yen)
6,000
4,000
2,000
0
5,890
1,670
4,220
5,880
1,690
4,190
5,860
1,760
4,100
5,800
1,740
4,060
5,750
1,760
3,990
5,680
1,760
3,920
5,650
1,790
3,860
5,570
1,770
3,800
5,660
1,770
3,890
5,500
1,800
3,700
FY2012
4-6
7-9
10-12
1-3
FY2013
4-6
7-9
10-12
1-3
FY2013
FY2014 E

NTT West

(Yen)
6,000
4,000
2,000
0
5,910
1,700
4,210
5,900
1,720
4,180
5,870
1,750
4,120
5,840
1,740
4,100
5,840
1,770
4,070
5,850
1,790
4,060
5,850
1,820
4,030
5,800
1,810
3,990
5,830
1,800
4,030
5,740
1,840
3,900
FY2012
4-6
7-9
10-12
1-3
FY2013
4-6
7-9
10-12
1-3
FY2013
FY2014 E

—12—

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Fixed Broadband Services (FLET’S Hikari)

NTT East Optional Service Basic Monthly Charges

(Yen) 6,000 4,000 2,000 0

5,890 5,880 5,860 5,800 5,750 5,680 5,650 5,570 5,660 5,500 1,670 1,690 1,760 1,740 1,760 1,760 1,790 1,770 1,770 1,800 4,220 4,190 4,100 4,060 3,990 3,920 3,860 3,800 3,890 3,700

FY2012 FY2013 FY2013 FY2014 E 4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

NTT West

(Yen) 6,000 4,000 2,000 0

5,910 5,900 5,870 5,840 5,840 5,850 5,850 5,800 5,830 5,740 1,700 1,720 1,750 1,740 1,770 1,790 1,820 1,810 1,800 1,840 4,210 4,180 4,120 4,100 4,070 4,060 4,030 3,990 4,030 3,900

FY2012 FY2013 FY2013 FY2014 E 4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3

FLET’S Hikari includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East and B FLET’S, FLET’S Hikari Premium, FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West. Commencing in the fiscal year ended March 31, 2014, NTT East and NTT West began including in their respective FLET’S Hikari ARPU calculations revenues from NTT East’s and NTT West‘s “FLET’S VPN WIDE” virtual private network option. NTT East‘s and NTT West’s FLET’S Hikari ARPU for the three months ended June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013 have been revised to include revenues from “FLET’S VPN WIDE.” Please see page 29 regarding the calculation of ARPU.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)※

(Yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
Smart ARPU
Packet ARPU
Voice ARPU
4,930
370
2,660
1,900
4,870
390
2,670
1,810
4,850
420
2,720
1,710
4,670
460
2,690
1,520
4,610
460
2,680
1,470
4,590
490
2,670
1,430
4,510
500
2,640
1,370
4,320
500
2,600
1,220
4,500
490
2,640
1,370
4,390
530
2,620
1,240
FY2012
4-6
7-9
10-12
1-3
FY2013
4-6
7-9
10-12
1-3
FY2013
FY2014 E

—13—

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (FOMA, Xi)

(Yen)

Smart ARPU

Packet ARPU

Voice ARPU

6,000 4,930 4,870 4,850 4,670 4,610 4,590 4,510 4,320 4,500 4,390

5,000 370 390 420 460 460 490 500 500 490 530

4,000

3,000 2,660 2,670 2,720 2,690 2,680 2,670 2,640 2,600 2,640 2,620

2,000

1,000 1,900 1,810 1,710 1,520 1,470 1,430 1,370 1,220 1,370 1,240

0

FY2012 FY2013

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2013 FY 2014 E

The calculation of mobile broadband services ARPU does not include communications module service subscribers and the revenues therefrom. Please see page 29 regarding the calculation of ARPU.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

FLET'S TV ※
Hikari TV
(Thousands)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,020
898
2,122
3,168
933
2,235
3,297
967
2,330
3,457
1,003
2,453
3,552
1,032
2,520
3,692
1,067
2,625
3,841
1,113
2,727
3,984
1,161
2,823
4,546
1,346
3,200
2012.6
2012.9
2012.12
2013.3
2013.6
2013.9
2013.12
2014.3
FY2014 E

―14―

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

(Thousands)

FLET’S TV

Hikari TV

4,500 3,020 3,168 3,297 3,457 3,552 3,692 3,841 3,984 4,546

4,000

3,500

3,000 898 933 967 1,003 1,032 1,067 1,113 1,161 1,346

2,500

2,000 2,122 2,235 2,330 2,435 2,520 2,625 2,727 2,823 3,200

1,500

1,000

500

0

2012.6 2012.9 2012.12 2013.3 2013.6 2013.9 2013.12 2014.3 FY2014 E

“FLET’S TV” requires a subscription to “FLET’S TV Transmission Service,” provided by NTT East and NTT West, and a subscription to Opticast Inc.’s “Opticast Facility Use Services” broadcast service.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Financial Information

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

NTT

(Billions of yen)
Operating Revenues
57.9
(3.2)%
Change from revised forecast: +1.8
2.8
(0.2)%
1,831.7
Voice Transmission Services (60.8)
IP Services +5.4
Others (2.5)
1,773.8
Voice Transmission Services (54.3)
IP Services (1.3)
Others +52.8
1,771.0
FY2012
FY2013
FY2014E
Operating Expenses
59.6
(3.4)%
Change from revised forecast: +5.0
26.0
(1.5)%
1,766.7
Personnel expenses (2.0)
Expenses for purchase of goods and services and other expenses (45.5)
Depreciation expenses and loss on disposal of assets (12.0)
1,707.0
Personnel expenses (4.9)
Expenses for purchase of goods and services and other expenses (24.2)
Depreciation expenses and loss on disposal of assets +3.1
1,681.0
FY2012
FY2013
FY2014E
Operating Income
Change from revised forecast: (3.2)
1.6
+2.5%
23.2
+34.9%
65.0
66.7
90.0

—15—

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT East Financial Results

(Billion of yen)

Operating Revenues

57.9

(3.2)%

revised Change forecast: from +1.8

2.8

(0.2)%

1,831.7 Voice Transmission Services (60.8) 1,773.8 Voice Transmission Services (54.3) 1,771.0

IP Services +5.4 IP Services (1.3)

Others (2.5) Others +52.8

FY2012 FY2013 FY2014E

Operating 59.6

Expenses Change from

(3.4)% revised forecast: 26.0

+5.0 (1.5)%

1,766.7 Personnel expenses (2.0) 1,707.0 Personnel expenses (4.9) 1,681.0

Expenses for purchase of goods Expenses for purchase of goods and services and other expenses (45.5) and services and other expenses (24.2)

Depreciation expenses and loss Depreciation expenses and loss on disposal of assets (12.0) on disposal of assets +3.1

FY2012 FY2013 FY2014E

Operating Change from

revised forecast:

Income 1.6(3.2) 23.2

65.0 +2.5% 66.7 +34.9% 90.0

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

NTT

(Billions of yen)

Operating Revenues
38.3
(2.4)%
Change from revised forecast: +8.6
7.6
(0.5)%
1,627.9
Voice Transmission Services (56.5)
IP Services +10.7
Others +7.4
1,589.6
Voice Transmission Services (50.3)
IP Services +13.3
Others +29.3
1,582.0
FY2012
FY2013
FY2014E
Operating Expenses
35.5
(2.2)%
Change from revised forecast: +12.2
26.2
(1.7)%
1,608.7
Personnel expenses (6.9)
Expenses for purchase of goods and services and other expenses (11.3)
Depreciation expenses and loss on disposal of assets (17.2)
1,573.2
Personnel expenses +0.5
Expenses for purchase of goods and services and other expenses (27.8)
Depreciation expenses and loss on disposal of assets +1.1
1,547.0
FY2012
FY2013
FY2014E
Operating Income
2.8
(14.7)%
Change from revised forecast: (3.6)
18.6
+113.7%
19.2
16.3
35.0

－16－

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT West Financial Results

(Billions of yen)

operating 38.3

(Billion of Yen)

Revenues Change from 7.6

(2.4)% revised forecast:

+8.6 (0.5)%

1,627.9 Voice Transmission Services (56.5) 1,589.6 Voice Transmission Services (50.3) 1,582.0

IP Services +10.7 IP Services +13.3

Others +7.4 Others +29.3

FY2012 FY2013 FY2014E

Operating 35.5

Expenses Change from

(2.2)% revised forecast: 26.2

+12.2(1.7)%

1,608.7 Personnel expenses (6.9) 1,573.2 Personnel expenses +0.5 1,547.0

Expenses for purchase of goods Expenses for purchase of goods and services and other expenses (11.3) and services and other expenses (27.8)

Depreciation expenses and loss Depreciation expenses and loss on disposal of assets (17.2) on disposal of assets +1.1

FY2012 FY2013 FY2014E

Operating Change from

revised forecast:

Income 2.8 (3.6) 18.6

19.2 (14.7)% 16.3 +113.7% 35.0

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

NTT

(Billions of yen)

Operating Revenues
0.7
(0.1)%
Change from revised forecast: +19.0
34.0
(3.6)%
944.8
Cloud Computing Platforms +10.9
Data Networks (12.1)
Voice Communications (21.6)
Solution Services +23.1
Others (1.0)
944.0
Cloud Computing Platforms +13.0
Data Networks (8.5)
Voice Communications (20.4)
Solution Services (20.6)
Others +2.4
910.0
FY2012
FY2013
FY2014E
Operating Expenses
3.8
+0.5%
Change from revised forecast: +17.5
23.5
(2.8)%
826.6
Personnel expenses (6.1)
Expenses for purchase of goods and services and other expenses +16.0
Depreciation expenses and loss on disposal of assets (6.0)
830.5
Personnel expenses +0.6
Expenses for purchase of goods and services and other expenses (30.2)
Depreciation expenses and loss on disposal of assets +6.0
807.0
FY2012
FY2013
FY2014E
Operating Income
4.6
(4.0)%
Change from revised forecast: +1.4
10.4
(9.2)%
118.1
113.4
103.0

—17—

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Non-Consolidated)

NTT Communications Financial Results

Operating 0.7 Change from

Revenues revised forecast: 34.0

(Billions of yen)

(0.1)% +19.0 (3.6)%

944.8 Cloud Computing Platforms +10.9 944.0 Cloud Computing Platforms +13.0 910.0

Data Networks (12.1) Data Networks (8.5)

Voice Communications (21.6) Voice Communications (20.4)

Solution Services +23.1 Solution Services (20.6)

Others (1.0) Others +2.4

FY2012 FY2013 FY2014E

Operating 3.8 revised Change forecast: from 23.5

Expenses

+0.5% +17.5(2.8)%

826.6 Personnel expenses (6.1) 830.5 Personnel expenses +0.6 807.0

Expenses for purchase of goods Expenses for purchase of goods and services and other expenses +16.0 and services and other expenses (30.2)

Depreciation expenses and loss Depreciation expenses and loss on disposal of assets (6.0) on disposal of assets +6.0

FY2012 FY2013 FY2014E

Operating Change from

revised forecast:

Income 4.6 +1.4 10.4

118.1 (4.0)% 113.4 (9.2)% 103.0

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (JPN GAAP Consolidated)

NTT DATA Financial Results

(Billions of yen)

Operating Revenues

41.8
+3.2%
Change from
revised forecast:
+13.7
116.2
+8.6%
1,301.9
1,343.7
1,460.0
FY2012
FY2013
FY2014E

Operating Expenses

64.9
+5.3%
Change from
revised forecast:
+11.1
93.8
+7.3%
1,216.2
1,281.1
1,375.0
FY2012
FY2013
FY2014E

Operating Income

23.1
(27.0)%
Change from
revised forecast:
+2.5
22.4
+35.8%
85.6
62.5
85.0

—18—

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (JPN GAAP Consolidated)

NTT DATA Financial Results

Operating 116.2 (Billions of yen)

Revenues Change from +8.6%

41.8 revised forecast:

+3.2% +13.7

1,460.0

1,301.9 1,343.7

FY2012 FY2013 FY2014E

Operating 93.8

Expenses Change from +7.3%

64.9 revised forecast:

+5.3% +11.1

1,375.0

1,216.2 1,281.1

FY2012 FY2013 FY2014E

Operating Change from

revised forecast:

Income 23.1 +2.5 22.4

85.6(27.0)% 62.5 +35.8% 85.0

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries' Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

(Billions of yen)

Operating Revenues

4,470.1
8.9
(0.2)%
Change from revised forecast: (178.8)
4,461.2
128.8
+2.9%
4,590.0
FY2012
FY2013
FY2014E

Operating Expenses

3,632.9
9.1
+0.2%
Change from revised forecast: (158.0)
3,642.0
198.0
+5.4%
3,840.0
FY2012
FY2013
FY2014E

Operating Income

837.2
18.0
(2.1)%
Change from revised forecast: (20.8)
819.2
69.2
(8.4)%
750.0

―19―

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Subsidiaries’ Results (U.S. GAAP Consolidated)

NTT DOCOMO Financial Results

(Billions of yen)

Operating 128.8

Revenues

8.9 Change from +2.9%

revised forecast:

(0.2)%(178.8)

4,590.0

4,470. 1 4,461.2

FY2012 FY2013 FY2014E

Operating Expenses 198.0

+5.4%

from

9.1 revised Change forecast:

+0.2%(158.0)

3,840.0

3,632.9 3,642.0

FY2012 FY2013 FY2014E

Operating Change from

revised forecast:

Income 18.0 (20.8) 69.2

837.2 (2.1)% 819.2 (8.4)% 750.0

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

(Billions of yen)

FY2012

1,125.3
84.9
8.2
1,202.0
・NTT (Holding Company): (4.0)
・NTT URBAN DEVELOPMENT (Consolidated): 27.4
・NTT COMWARE: 3.4
・NTT FINANCE (Consolidated): 19.4
・Outsourcing companies (East): 5.0
・Outsourcing companies (West): 3.0
・Other companies: 30.6
・Pension (actuarial difference, etc): (4.8)
・Depreciation of engineering facilities: (28.4)
・Adjustments between operating and non-operating items, including eliminations, etc.
Total operating income of 5 major subsidiaries (JPN GAAP)
Total operating income of subsidiaries other than the 5 major ones (excluding the effect of dividends received by NTT (Holding Company))
Elimination and U.S. GAAP adjustments
Consolidated operating income (U.S. GAAP)

FY2013

1,078.3
113.3
22.0
1,213.7
・NTT (Holding Company): (4.6)
・NTT URBAN DEVELOPMENT (Consolidated): 30.4
・NTT COMWARE: 0.2
・NTT FINANCE (Consolidated): 18.2
・Outsourcing companies (East): 9.2
・Outsourcing companies (West): (0.9)
・Other companies: 60.7
・Pension (actuarial difference, etc.): 26.1
・Depreciation of engineering facilities: (24.4)
・Adjustments between operating and non-operating items, including eliminations, etc.
Total operating income of 5 major subsidiaries (JPN GAAP)
Total operating income of subsidiaries other than the 5 major subsidiaries (excluding the effect of dividends received by NTT (Holding Company))
Elimination and U.S. GAAP adjustments
Consolidated operating income (U.S. GAAP)

—20—

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Details of Difference Between Consolidated Operating Income and Total Operating Income of

5 Major Subsidiaries

(Billions of yen)

FY2012

8.2

84.9

Pension (actuarial difference, etc): (4.8)

NTT (Holding Company): (4.0) Depreciation of engineering facilities: (28.4) 1,202.0

NTT URBAN DEVELOPMENT (Consolidated): 27.4 Adjustments between operating and non-operating

1,125.3 NTT COMWARE: 3.4 items, including eliminations, etc.

NTT FINANCE (Consolidated): 19.4

Outsourcing companies (East): 5.0

Outsourcing companies (West): 3.0

Other companies: 30.6

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major ones (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

FY2013

22.0

113.3

Pension (actuarial difference, etc.): 26.1

Depreciation of engineering facilities: (24.4) 1,213.7

1,078.3 NTT (Holding Company): (4.6) Adjustments between operating and non-operating

NTT URBAN DEVELOPMENT (Consolidated): 30.4 items, including eliminations, etc.

NTT COMWARE: 0.2

NTT FINANCE (Consolidated): 18.2

Outsourcing companies (East): 9.2

Outsourcing companies (West): (0.9)

Other companies: 60.7

Total operating income Total operating income of subsidiaries other than Elimination and Consolidated operating of 5 major subsidiaries the 5 major subsidiaries (excluding the effect of U.S. GAAP income

(JPN GAAP) dividends received by NTT (Holding Company)) adjustments (U.S. GAAP)

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

NTT

Details of Consolidated Cash Flows

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
FY2012
FY2013
3,000
2,000
1,000
0
(1,000)
(2,000)
(3,000)
2,453.7
2,727.9
+274.2
(1,776.3)
(2,106.8)
(330.6)
677.4
621.1
(56.3)
(745.2)
(622.4)
+122.7
Increase/Decrease from the same period of the previous fiscal year

Interest-bearing debt
(Billions of yen)
4,500.0
4,000.0
3,500.0
3,000.0
4,036.0
4,200.0
4,300.0
2013.3
2014.3
2015.3E

—21—

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from Cash flows from FCF Cash flows from Interest-bearing debt operating investing(A) + (B) financing

activities activities activities

(A)(B)

(Billions of yen)

3,000 2,453.7 2,727.9

2,000 +274.2 (330.6) (56.3) (+122.7)

1,000 (1,776.3) (2,106.8) 677.4 621.1 (745.2) (622.4)

0

(1,000)

(2,000)

(3,000)

FY2012

FY2013

4,500.0 4,036.0 4,200.0 4,300.0

4,000.0 2013.3

3,500.0 2014.3

3,000.0 2015.3E

Increase/Decrease from the same period of the previous fiscal year

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Capital Investment

Capital Investment

(Billions of yen)

1,907.5
1,970.0
111.8
(5.9)%
1,795.7
1,892.8
45.7
(2.5)%
1,750.0
1,850.0
Includes consolidated capital investments real estate-related amounts
168.6
122.1
108.2
358.4
396.5
753.7
112.4
147.7
141.8
339.4
351.3
703.1
160.0
140.0
120.0
320.0
320.0
690.0
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)
FY2012
FY2013
FY2014E

Capex to Sales Ratio

	FY2012	FY2013	FY2014E
Capex to Sales	18.1%	16.7%	15.9%
* (includes real estate-related amounts)	18.4%	17.3%	16.5%

−22−

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Capital Investment

FY2012 FY2013 FY2014E

Capital Investment (Billions of yen)

Other

NTT DATA (Consolidated)

NTT Communications

NTT West

NTT East

NTT DOCOMO (Consolidated)

1,907.5 1,970.0 111.8 1,892.8 45.7 1,850.0

1,795.7 1,750.0 (5.9)% (2.5)%

168.6 112.4 160.0

122.1 147.7 140.0

108.2 141.8 120.0

358.4 339.4 320.0

396.5 351.3 320.0

753.7 703.1 690.0

Includes consolidated capital investments real estate-related amounts

Capex to Sales Ratio

18.1% 16.7% 15.9%

Capex to Sales

* (includes real estate-related amounts) 18.4% 17.3% 16.5%

* Amounts include sales and investments related to real estate and solar power generation operations

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Appendices

FY2013 Details of Financial Results (Per Item)

Operating Revenues [year-on-year: +224.4]

(Billions of yen)

Fixed voice: (133.9)
Mobile voice: (204.9)
Voice-related services revenues
338.8
Fixed voice
Mobile voice
Fixed IP/packet: +1.7
Mobile IP/packet: (3.3)
Other: +0.7
SI revenues and sales of telecommunications equipment
389.9
Systems Integration
Telecommunications equipment
Systems Integration: +265.1
Telecommunications equipment (Fixed-line): + 8.3
Telecommunications equipment (Mobile): +116.4
IP/packet communications services revenues
0.9
Other revenues
174.3
10,700.7
10,925.2
FY2012
FY2013

Operating Expenses [year-on-year: +212.7]

9,498.8
Depreciation expenses and loss on disposal of assets
25.9
233.4
Expenses for purchase of goods and services and other expenses
27.8
Personnel expenses
22.6
Other expenses
9,711.5
FY2012
FY2013

—23—

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

FY2013 Details of Financial Results (Per Item)

Operating Fixed IP/packet: +1.7 (Billions of yen)

Revenues [year-on-year+224.4] Mobile IP/packet:(3.3)

Other: +0.7

Fixed voice: (133.9)

Mobile voice: (204.9) SI revenues and sales IP/packet

of telecommunications communications Other revenues

Voice-related equipment services revenues

services revenues 389.9 0.9 174.3

338.8

Systems Integration 10,925.2

Fixed voice

10,700.7 Telecommunications

Mobile voice equipment

Systems Integration: +265.1

Telecommunications equipment (Fixed-line): + 8.3

Telecommunications equipment (Mobile): +116.4

FY2012 FY2013

Operating

Expenses [year-on-year:+212.7]

Depreciation 27.8 22.6

expenses and loss on

disposal of assets 233.4 Personnel expenses Other expenses

25.9

9,498.8 Expenses for purchase 9,711.5

of goods and services

and other expenses

FY2012 FY2013

* Beginning with FY2013, NTT Group revised a portion of its breakdown of Operating Revenue components. As a result, each of the components of Operating Revenues for FY2012 has been adjusted to reflect this change.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

NTT

March 31, 2013
March 31, 2014
(Billions of yen)
19,549.1
Assets
19,549.1
Depreciable Assets
(property, plant and equipment)
8,302.7
Deferred Tax Assets
(non-current)
752.8
Liabilities
9,027.1
Interest-Bearing Debt
4,036.0
Liability for Employees' Retirement Benefits
1,505.6
Equity
10,522.0
Treasury Stock
(568.5)
20,284.9
Assets
20,284.9
[+735.9]
Depreciable Assets
(property, plant and equipment)
8,241.9
[(60.8)]
Deferred Tax Assets
(non-current)
661.5
[(91.3)]
Liabilities
9,334.2
[+307.2]
Interest-Bearing Debt
4,200.0
[+164.0]
Liability for Employees' Retirement Benefits
1,327.9
[(177.7)]
Other
25.9 [+25.9]
Equity
10,924.8
[+402.8]
Treasury Stock
(156.9)
[+411.5]

—24—

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Details of Consolidated Balance Sheet

March 31, 2013 March 31, 2014

(Billions of yen)

19,549.1

20,284.9

Assets

19,549.1

Liabilities

9,027.1

Depreciable Assets

(property, plant and equipment)

8,302.7

Interest-Bearing Debt 4,036.0

Liability for Employees’ Retirement Benefits

1,505.6

Deferred Tax Assets (non-current) 752.8

Equity

10,522.0

Treasury Stock (568.5)

Assets

20,284.9

[+735.9]

Liabilities

9,334.2

[+307.2]

Interest-Bearing Debt 4,200.0 [+164.0]

Depreciable Assets (property, plant and equipment) 8,241.9 [(60.8)]

Liability for Employees’ Retirement Benefits 1,327.9 [(177.7)]

Other 25.9 [+25.9]

Equity

10,924.8

[+402.8]

Deferred Tax Assets (non-current)

661.5 [(91.3)]

Treasury Stock (156.9)

[+411.5]

Figures for March 31, 2013 have been revised to reflect the retroactive application of the equity method of accounting for Philippine Long Distance Telephone Company.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Results for FY2013

(Billions of yen)

(1)

NTT NTT NTT East NTT West NTT Com NTT DATA NTT DOCOMO

Consolidated (Holding Company)

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 10,925.2 430.8 1,773.8 1,589.6 944.0 1,343.7 4,461.2

Change year-on-year 224.4 (1.9) (57.9) (38.3) (0.7) 41.8 (8.9)

(% change) 2.1% (0.4)% (3.2)% (2.4)% (0.1)% 3.2% (0.2)%

Forecasts for FY2013 11,000.0 431.0 1,772.0 1,581.0 925.0 1,330.0 4,640.0

(% progress) 99.3% 100.0% 100.1% 100.5% 102.1% 101.0% 96.1%

Operating Expenses 9,711.5 147.3 1,707.0 1,573.2 830.5 1,281.1 3,642.0

Change year-on-year 212.7 (6.8) (59.6) (35.5) 3.8 64.9 9.1

(% change) 2.2% (4.5)% (3.4)% (2.2)% 0.5% 5.3% 0.2%

Forecasts for FY2013 9,770.0 147.0 1,702.0 1,561.0 813.0 1,270.0 3,800.0

(% progress) 99.4% 100.2% 100.3% 100.8% 102.2% 100.9% 95.8%

Operating Income 1,213.7 283.5 66.7 16.3 113.4 62.5 819.2

Change year-on-year 11.7 4.9 1.6 (2.8) (4.6) (23.1) (18.0)

(% change) 1.0% 1.8% 2.5% (14.7)% (4.0)% (27.0)% (2.1)%

Forecasts for FY2013 1,230.0 284.0 70.0 20.0 112.0 60.0 840.0

(% progress) 98.7% 99.8% 95.3% 81.9% 101.3% 104.3% 97.5%

Income Before (2) 1,294.2 277.3 91.7 26.0 132.5 62.1 833.0

Income Taxes

Change year-on-year 96.5 (5) 2.8 2.8 (2.3) 2.8 (19.7) (0.3) (5)

(% change) 8.1% 1.1% 3.2% (8.2)% 2.2% (24.1)% (0.0)%

Forecasts for FY2013 1,280.0 278.0 90.0 28.0 122.0 49.0 842.0

(% progress) 101.1% 99.8% 101.9% 93.1% 108.7% 126.8% 98.9%

Net Income 585.5 (3) 279.2 53.9 18.7 88.9 23.2 464.7(4)

Change year-on-year 63.5(5) 7.6 1.1(2.2) 23.6(20.2)(26.3) (5)

(% change) 12.2% 2.8% 2.1% (10.7)% 36.2% (46.5)% (5.4)%

Forecasts for FY2013 585.0 280.0 52.0 19.0 84.0 23.0 510.0

(% progress) 100.1% 99.7% 103.8% 98.5% 105.9% 101.2% 91.1%

(1) NTT has 946 consolidated subsidiaries and accounts for 123 companies under the equity method.

(2) “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. (3) “Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests.” (4) “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests.”

(5) “Change year-on-year (% change)” of “Net Income” and “Income Before Income Taxes” for NTT Consolidated and NTT DOCOMO reflect the retroactive application of the equity method of accounting for Philippine Long Distance Telephone Company.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Consolidated and Main Subsidiaries’ Financial Forecasts for FY2014

(Billions of yen)

NTT NTT NTT East NTT West NTT Com NTT DATA NTT DOCOMO

Consolidated (Holding Company)

Non-Consolidated Non-Consolidated Non-Consolidated Non-Consolidated Consolidated Consolidated

(U.S. GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (JPN GAAP) (U.S. GAAP)

Operating Revenues 11,200.0 422.0 1,771.0 1,582.0 910.0 1,460.0 4,590.0

Change year-on-year 274.8 (8.8) (2.8) (7.6) (34.0) 116.2 128.8

(% change) 2.5% (2.1)% (0.2)% (0.5)% (3.6)% 8.6% 2.9%

Operating Expenses 9,985.0 145.0 1,681.0 1,547.0 807.0 1,375.0 3,840.0

Change year-on-year 273.5 (2.3) (26.0) (26.2) (23.5) 93.8 198.0

(% change) 2.8% (1.6)% (1.5)% (1.7)% (2.8)% 7.3% 5.4%

Operating Income 1,215.0 277.0 90.0 35.0 103.0 85.0 750.0

Change year-on-year 1.3 (6.5) 23.2 18.6 (10.4) 22.4 (69.2)

(% change) 0.1% (2.3)% 34.9% 113.7% (9.2)% 35.8% (8.4)%

Income Before (1) 1,195.0 272.0 90.0 28.0 113.0 75.0 758.0

Income Taxes

Change year-on-year (99.2) (5.3) (1.7) 1.9 (19.5) 12.8 (75.0)

(% change) (7.7)% (1.9)% (1.9)% 7.4% (14.8)% 20.7% (9.0)%

Net Income 586.0 (2) 274.0 58.0 25.0 72.0 37.0 480.0(3)

Change year-on-year 0.5 (5.2) 4.0 6.2 (16.9) 13.7 15.3

(% change) 0.1% (1.9)% 7.5% 33.6% (19.1)% 58.9% 3.3%

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

(1) “Income Before Income Taxes” for NTT (Holding Company), NTT East, NTT West, NTT Communications and NTT DATA represent their recurring profits. (2) “Net Income” for NTT Consolidated represents “Net income attributable to NTT, excluding noncontrolling interests.” (3) “Net Income” for NTT DOCOMO represents “Net income attributable to NTT DOCOMO, excluding noncontrolling interests.”

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Appendices

Financial Indices

FY2012 FY2013 FY2014E

EBITDA 3,207.4 billion yen 3,192.3 billion yen 3,207.0 billion yen

EBITDA Margin 30.0% 29.2% 28.6%

Operating Free 1,237.5 billion yen 1,299.5 billion yen 1,357.0 billion yen

Cash Flow

ROCE 6.1% 6.0% 6.1%

EPS 431 yen 509 yen 536 yen

1. EBITDA = Operating Income + Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment

2. EBITDA Margin = (Operating Income + Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment)/Operating Revenues

3. Operating Free Cash Flow = Operating Income + Depreciation, Amortization and Loss on Disposal of Property, Plant and Equipment – Capital Investments

4. ROCE = Operating Income× (1 – Normal Statutory Tax Rate)/Operating Capital Employed [Note] Please see next page for reconciliation of financial indices.

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Reconciliation of Financial Indices

(Billions of yen)

Items FY2012 FY2013 FY2014E

(1) Operating Income 1,202.0 1,213.7 1,215.0

EBITDA (2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment 2,005.5 1,978.6 1,992.0

EBITDA [(1)+(2)] 3,207.4 3,192.3 3,207.0

(1) Operating Income 1,202.0 1,213.7 1,215.0

EBITDA (2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment 2,005.5 1,978.6 1,992.0

(3) EBITDA [(1)+(2)] 3,207.4 3,192.3 3,207.0

Margin(4) Operating Revenues 10,700.7 10,925.2 11,200.0

EBITDA Margin [(3)/(4)×100] 30.0% 29.2% 28.6%

(1) Operating Income 1,202.0 1,213.7 1,215.0

Operating Free(2) Depreciation, Amortization, and Loss on Disposal of Property, Plant and Equipment 2,005.5 1,978.6 1,992.0

(3) EBITDA [ (1)+(2) ] 3,207.4 3,192.3 3,207.0

Cash Flow(4) Capital Investment * 1,970.0 1,892.8 1,850.0

Operating Free Cash Flow [(3)-(4)] 1,237.5 1,299.5 1,357.0

(1) Operating Income 1,202.0 1,213.7 1,215.0

Normal Statutory Tax Rate 38% 38% 36%

ROCE(2) Operating Income× (1-Normal Statutory Tax Rate) 742.1 749.3 778.8

(3) Operating Capital Employed 12,212.0 12,489.4 12,831.5

ROCE [(2)/(3) ×100] 6.1% 6.0% 6.1%

* “Capital investment” is the accrual-based amount required for any acquisition of property, plant and equipment or intangibles. The differences from the amounts of “Payments for property, plant and equipment” and “Payments for intangibles” in the consolidated statements of cash flows are as follows:

FY2012 FY2013

Payments for Property, Plant and Equipment 1,538.1 1,486.7

Payments for Intangibles 446.6 416.6

Total 1,984.7 1,903.2

Difference from Capital Investment 14.7 10.5

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

Appendices

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT

Group’s regional communications business segment, that is, telephone subscriber lines, “INS-NET” and “FLET’S Hikari,” by the number of Active Subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from FOMA mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

Notes

(1) We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

Commencing in the fiscal year ended March 31, 2014, NTT East and NTT West began including in their respective FLET’S Hikari ARPU calculations revenues from NTT East’s and NTT West’s “FLET’S VPN WIDE” virtual private network option. These revenues are part of NTT East’s and NTT West’s operating revenues from IP services. As a result of this new calculation methodology, NTT East’s and NTT West’s

FLET’S Hikari ARPU for the fiscal year ended March 31, 2013 include revenues of 20 yen for NTT East and NTT West from “FLET’S VPN WIDE.” (2)Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

(3) For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

(4) In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

(5) For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

(6) The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”) + Smart ARPU (“FOMA”+“Xi”).

NTT DOCOMO’s Voice ARPU (“FOMA”+“Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+“Xi”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “FOMA” and “Xi” services and our Smart ARPU (“FOMA”+“Xi”) is based on operating revenues from a part of Other Operating Revenues attributable to “FOMA” and “Xi” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

(7) Communications module service, phone number storage service, mail address storage service and docomo Business Transceiver subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU. (8) Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

1Q Results: Sum of number of active subscribers** for each month from April to June.

2Q Results: Sum of number of active subscribers** for each month from July to September.

3Q Results: Sum of number of active subscribers** for each month from October to December.

4Q Results: Sum of number of active subscribers** for each month from January to March.

FY Results : Sum of number of active subscribers** for each month from April to March.

FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2014 + number of expected subscribers at March 31, 2015)/2)x12 (9) Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

1Q Results: Sum of number of active subscribers** for each month from April to June.

2Q Results: Sum of number of active subscribers** for each month from July to September.

3Q Results: Sum of number of active subscribers** for each month from October to December.

4Q Results: Sum of number of active subscribers** for each month from January to March.

FY Results/FY Forecast: Sum of number of active subscribers**/ expected number of active subscribers** for each month from April to March.

**active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

Financial Results for the Fiscal Year Ended March 31, 2014 and Financial Forecasts for the Fiscal Year Ending March 31, 2015

Copyright (c) 2014 Nippon Telegraph and Telephone Corporation

May 13, 2014

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2014

The results of Nippon Telegraph and Telephone East Corporation (NTT East) for the fiscal year ended March 31, 2014 are presented in the following attachments.

(Attachments)

1.	Summary of Results for the Fiscal Year Ended March 31, 2014

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Board of Directors

For inquiries, please contact:

Mr. Yasuhiro Kawamori or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2014

In the fiscal year ended March 31, 2014, the U.S. was stable, and Europe showed signs of recovery, but the economies of China and other emerging nations slowed, so the overall pace of growth of the global economy was gradual. The Japanese economy continued to show signs of mild recovery driven mainly by domestic demand, stimulated by the effects of government policies.

The information and communications market is growing due to an increasing shift to broadband services and globalization. The market is undergoing structural changes beyond the existing framework, including fixed-mobile convergence, cloud computing(*1) and smart TV development, penetration of high-speed wireless and Wi-Fi(*2) compatible devices, such as smartphones and tablet devices, and widespread use of applications that enable free phone calls and messaging. Regional telecommunications markets are also changing dramatically, with intensifying competition in broadband service facilities and services centered around the shift to fiber-optic access, and increasing offloading(*3) needs due to the expansion of the volume of data communications. New services that leverage a variety of wireless devices are also expanding, which in turn leads to diversification in the way that customers are using these devices.

Amid such a difficult and volatile business environment, as a carrier with an important leadership role in the information and communications industry, NTT East strove to ensure that it strictly complies with any applicable rules and regulations, abiding by the requirements of fair competition. At the same time, NTT East has aimed to secure a stable and solid foundation for its business, worked to provide high-quality, stable universal services and aimed to ensure the reliability in social infrastructure, such as the prompt restoration of services in times of large-scale natural disasters and other calamities.

In line with NTT Group’s Medium-Term Management Strategy “Towards the Next Stage” adopted by NTT in November 2012, NTT East has devoted its energy to enhancing broadband/ubiquitous environments and to expanding fiber-optic access service user demographics through the provision of new services and products, as well as the provision of customer-friendly rate menus and rate menus which encourage subscribers to use its services for longer terms.

(1) Efforts to Promote Fiber-optic and IP Services

Amid intensifying competition with respect to broadband services, NTT East launched new services, which promote the expansion and continued use of “FLET’S Hikari”(*4) and aim to meet customer needs when using their Wi-Fi-compatible devices.

Ever since “FLET’S Hikari” was launched in 2001 as “B-FLET’S,” the service has become ever faster and cheaper, with an enhanced product lineup. Through proactive initiatives, such as forming alliances with a variety of vendors, and by working hard to expand the range of situations where optical fiber can be used, NTT East reached 10 million subscribers on October 12, 2013.

i. NTT East’s largest-ever discount campaign, “Omoikkiri-Wari,” for customers who newly subscribe to “FLET’S Hikari,” was started in December 2012, and continued until the end of January 2014. Starting in October 2013, the “FLET’S Hikari Light Family Type” was added to the services covered by this campaign.

In addition, to encourage communication between people living alone and their other family members, NTT East started the “Tanshin & Kazoku O-en Wari,” offering discounted monthly fees for the “FLET’S Hikari” service for groups on a single bill.

Further, to meet the needs of corporate customers, NTT East began offering, in limited geographic areas, the “FLET’S Hikari Next Prio,” with bandwidth priority that enables stable, high-speed, high-quality communications, even at times of network congestion.

ii. In order to increase the use of smart TV services, NTT East launched the TSUTAYA Stick(*6), a smart TV device that allows the video streaming service TSUTAYA TV(*5) offered by T-MEDIA HOLDINGS Co., Ltd. to be used with FLET’S Hikari. This service makes it easier for customers to enjoy their favorite movies and television dramas at home over the Internet.

iii. NTT East introduced the “FLET’S Azukeru” online storage service(*7), by which customers can store and share on the Internet various types of data, such as photos and videos, etc. they have stored on their PCs, smartphones and tablets. They can also perform automatic backups of data at set intervals. Stored data can be accessed from anywhere using a mobile device through indoor / outdoor Wi-Fi, therefore increasing customer convenience.

iv. NTT East also initiated its “Rakureji” tablet POS service(*8), allowing retailers to manage their sales and accounting on the cloud network. Compared with conventional POS registers, this costs less and uses less space, and in addition, increased convenience as a result of the tangible operation involved when using a tablet.

NTT East also began offering “Raku Pop Board,” a digital signage service that can support a wide range of POP advertising(*9), transmitting video and image content and other information to tablets in a timely fashion.

v. With the growing popularity of smartphones and tablets, NTT East worked with local governments and other public agencies in Yamanashi Prefecture and the Tohoku region to provide Wi-Fi environments in tourist destinations and commercial areas and which foreign tourists can also access. As a result, NTT East has enhanced user convenience by enabling visitors from overseas and others to access information distributed by tourism centers, stores, and lodging facilities. NTT East has also worked with Recruit Lifestyle Co. Ltd. on a trial offer of a free application for tourists in Hakone, one of Japan’s premier tourist destinations, called “Tabi-Navi Hakone.” This app uses geo-fence technology(*10) to deliver information and special offers concerning tourists’ locations to tourists automatically to their smartphones, so they can plan their trip and time more effectively, and enjoy travel in a new way. For tourist destinations and retailers, this service offers a new way to attract customers, by guiding them directly to shops and hotels.

vi. As online shopping has become more and more a part of everyday life, NTT East has developed “FLET’S Hikari Otoku Market,” on the website of the “FLET’S Hikari Member’s Club,” a membership program for “FLET’S Hikari” users, to enable people of all ages to take advantage of secure and convenient online shopping. This new service allows members to buy everyday products offered by participating companies at special prices, or with specific benefits attached. Operators of NTT East also offer support services, so that even users who are new to the Internet can be at ease when they shop online.

(2) Initiatives Relating to the Solutions Business

NTT East launched business operations in fields such as local government, medicine, and education, centered around industry-specific solutions that take into account each industry’s characteristics and trends, for the satisfaction of its regional customers through the promotion of ICT(*11) utilization.

i. In the field of local government, NTT East launched “Biz Hikari Cloud Anpi Kakunin Service,” a service that allows officials to verify government workers’ well-being during major disasters. This service uses applications that were proven to be reliable and effective when access was needed to large quantities of data during the Great East Japan Earthquake. NTT East provides this service from its Biz Hikari cloud platform installed in data centers, which are built to withstand powerful earthquakes up to magnitude 6 (on the Japanese Shindo scale). This service provides reassurance that officials can confirm workers’ safety and make emergency contact even at times of major disasters.

ii. In the field of medicine, NTT East launched “Biz Hikari Cloud Future Clinic 21Warp,” an electronic records service for medical clinics, as it has become increasingly important for local hospitals and clinics to collaborate and provide integrated patient treatment. This new service helps keep initial implementation costs down, while allowing medical clinics to enter data in the electronic records as easily as writing by hand. Electronic medical records are centrally managed and stored at data centers which provides for disaster countermeasures and risk management, enhancing convenience for medical clinics.

iii. In the field of education, NTT East is working with elementary and junior high schools to ease the massive administrative burden of educators and has continued to provide total support for the installation, operation and maintenance of in-school administrative systems. In consideration of requests by the customers of such services, NTT East has started offering an elementary and junior high school administration support service(*12) called “Biz Hikari Cloud Omakase Kohmu.” Offering this service on a cloud platform helps educators keep initial implementation costs low, take less time installing systems, and make the service easier to use.

For educational systems(*13) used as core systems in the university sector, there is a growing need for cloud computing as a means of easing the burden of systems management, reducing costs and following its business continuity plan (BCP). NTT East is working to realize these goals, agreeing to collaborate with educational systems specialists Japan System Technology Co., SystemD Inc. and NTT Data Kyushu Corp. to make cloud computing a reality in this context.

iv. As the new lineup for “Office Marugoto Support,” the support service for small- to medium-sized businesses, NTT East began offering “IT Support Type I” to customers who use an Internet connection besides “FLET’S Hikari,” and “Fukugouki Omakase Support,” for customers who use multifunction printers.

(3) Status of Business Operation Structure

Regarding the structure of NTT East’s business operations, in July 2013, NTT East reorganized its head office structure, in order to respond to the rapidly changing market environment and business environment, provide services based on customer needs on a timely basis, create new business markets, and to make business operations even more efficient.

From the perspective of responding to a rapidly changing environment, the main details of this reorganization were revisions to the service development systems on a market-by-market basis, such that the company now has four divisions. The New Business Development Headquarters was established, with a unified grasp of the full range of the company’s activities from development of services for consumers and business users to marketing (pre-sales); to enhance the company’s sales power and productivity, the Sales Promotion Headquarters now covers sales of services to mass users and SOHOs; the Corporate Sales Promotion Headquarters handles sales of services and solutions for business users; and the Network Business Promotion Headquarters handles development, design, construction and maintenance of network equipment.

(4) Corporate Social Responsibility Activities

NTT East considers Corporate Social Responsibility (“CSR”) activities to be one of the most important pillars in the management of the company. NTT East believes that it is the social responsibility of a company to contribute to the environmentally-friendly, healthy and sustainable development of society. To this end, pursuant to the NTT Group CSR Charter (adopted in June 2006), NTT East sought to comply with the law and address its efforts towards reducing the environmental burden of its operations.

i. NTT East continued to direct its efforts towards compliance with laws and regulations to ensure fair competition, protect personal information, make correct representations in advertising, and regarding the dispatch of workers. As part of our ongoing efforts to raise employee awareness, following the arrest and indictment of an employee on suspicion of violating the Act concerning Nippon Telegraph and Telephone Corporation, etc. (“NTT Law”) in December 2013, NTT East has redoubled its efforts to strengthen checks on contract operations, raise employee awareness, and prevent recurrence.

ii. In view of the national state of supply and demand of electricity, NTT East worked, as it did in the last fiscal year, to save electricity used by communication facilities to the greatest extent possible while ensuring the maintenance of communications services. To conserve power in its own offices, NTT East added to its energy conservation efforts to date by expanding installation of thin client systems, installing LED lighting, and making further efforts to conserve electricity.

iii. To realize CSR activities befitting its position as the leading company in Japan’s information and communications industry, NTT East established the “Shape the NTT East Group Is Aiming For,” worked to achieve greater penetration of the “NTT Group CSR Charter,” and strove to set up specific practices for the PDCA cycle based on key performance indicators (KPI *14). As a result, the NTT East Group succeeded in systematically establishing a new framework for its CSR activities

iv. To promote the principles of such CSR activities, NTT East issued the NTT East Group CSR Report 2013, among other things, to proactively disclose relevant information to its stakeholders.

(5) Efforts towards Improved Reliability and a Full-fledged Restoration from the Great East Japan Earthquake

i. In efforts directed towards full-fledged restoration from the Great East Japan Earthquake, NTT East worked to further improve service reliability, moving exchange offices that were hit by the tsunami to higher ground.

ii. In addition, to prepare for an earthquake directly beneath Tokyo, NTT East is working with local governments and the Japan Self-Defense Forces, and other companies in the NTT Group in disaster training programs to strengthen cooperation and enhance disaster-response skills.

(6) Financial Standing

As a result of these and other cost reduction efforts during the fiscal year ended March 31, 2014, operating revenues totaled 1,773.8 billion yen (a decrease of 3.2% from the fiscal year ended March 31, 2013), operating income totaled 66.7 billion yen (an increase of 2.5% from the fiscal year ended March 31, 2012), recurring profit was 91.7 billion yen (an increase of 3.2% from the fiscal year ended March 31, 2013), and net income totaled 53.9 billion yen (an increase of 2.1% from the fiscal year ended March 31, 2013).

*1:	A new form of computer network usage where users can access data and software contained in a group of servers on a network “from wherever, whenever needed, and only for the functions needed” without processing or saving data on their own computers.

*2:	An abbreviation for Wireless Fidelity. This is a brand name for ensuring compatibility, so that wireless LAN equipment can connect effortlessly with other equipment. Now this term is used to signify the wireless LAN environment itself in which Wi-Fi –compatible equipment interacts with other equipment.

*3:	A mechanism for lightening the load on a given system by splitting processing among other systems.

*4:	A collective name for FLET’S Hikari Next, B FLET’S, FLET’S Hikari Light and FLET’S Hikari Wi-Fi Access.

*5:	A Video On Demand (VOD) and Electronic Sell-Through (EST) service that streams high definition video content.

*6:	A stick-type set top box (STB) that enables access to the “TSUTAYA TV” Video On Demand (VOD) service by connecting to the HDMI interface on a television.

*7:	A service that lends disk space for saving files on the Internet.

*8:	An abbreviation for Point of Sales. This is a system that records sales information for each product sold in-store, and uses the compiled information for inventory management and marketing purposes.

*9:	An abbreviation for Point of Purchase Advertising. These are ads that are placed in the storefront of retail stores or on products, such as posters, price cards and displays.

*10:	This feature enables dynamic information acquisition, including receiving new information and acquisition of points, when a person carrying a smartphone enters the geographic area.

*11:	An abbreviation for Information and Communication Technology, referring to technology in the information and communication industry.

*12:	A system that allows staff at elementary and junior high schools to conduct administrative activities in the staffroom using information communication technology. Information that was previously recorded by hand (student information and grades etc.), is instead added to a database, which enables the centralization of processes and improves efficiency.

*13:	A collective name for systems that handle functions necessary for the running of universities, such as centrally managing universities’ student registers and managing students’ grades.

*14:	An abbreviation for Key Performance Indicator. This is a quantitative indicator that measures the degree to which goals have been achieved.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	March 31, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	484,112	474,554	(9,557)
Antenna facilities	4,643	4,325	(317)
Terminal equipment	55,006	45,756	(9,249)
Local line facilities	846,814	862,315	15,500
Long-distance line facilities	4,608	4,107	(500)
Engineering facilities	621,339	612,405	(8,934)
Submarine line facilities	1,520	1,421	(98)
Buildings	455,586	438,137	(17,448)
Structures	16,625	16,807	181
Other machinery and equipment	4,860	4,062	(797)
Vehicles and vessels	463	322	(141)
Tools, furniture and fixtures	41,962	40,745	(1,216)
Land	203,553	197,026	(6,527)
Lease assets	546	475	(70)
Construction in progress	36,097	19,885	(16,211)
Total property, plant and equipment	2,777,740	2,722,349	(55,390)
Intangible fixed assets	92,108	88,386	(3,722)
Total fixed assets - telecommunications businesses	2,869,848	2,810,736	(59,112)
Investments and other assets
Investment securities	7,386	8,231	845
Investments in subsidiaries and affiliated companies	48,253	48,253	—
Other investments in subsidiaries and affiliated companies	4,312	4,089	(222)
Investment in capital	458	343	(115)
Long-term prepaid expenses	4,230	4,114	(115)
Prepaid pension cost	5,215	13,576	8,361
Deferred income taxes	135,083	130,509	(4,574)
Other investments and assets	5,712	4,771	(941)
Allowance for doubtful accounts	(898)	(1,030)	(132)
Total investments and other assets	209,754	212,859	3,104
Total fixed assets	3,079,602	3,023,595	(56,007)

Current assets:
Cash and bank deposits	59,223	25,765	(33,457)
Notes receivable	7	171	163
Accounts receivable, trade	261,400	238,999	(22,401)
Accounts receivable, other	110,017	113,953	3,936
Securities	10	—	(10)
Supplies	36,206	33,852	(2,353)
Advance payment	1,911	1,616	(294)
Prepaid expenses	7,944	7,237	(707)
Deferred income taxes	7,659	5,541	(2,118)
Deposits	76,588	91,534	14,945
Other current assets	11,101	13,920	2,819
Allowance for doubtful accounts	(1,826)	(622)	1,204
Total current assets	570,243	531,969	(38,273)

TOTAL ASSETS	3,649,846	3,555,565	(94,281)

	(Millions of yen)
	March 31, 2013	March 31, 2014	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	576,195	548,775	(27,420)
Lease obligations	1,114	987	(126)
Liability for employees’ retirement benefits	222,469	231,328	8,858
Reserve for point services	6,658	7,074	415
Reserve for unused telephone cards	12,647	11,082	(1,565)
Allowance for environmental measures	—	4,511	4,511
Asset retirement obligations	602	1,110	507
Other long-term liabilities	10,742	8,613	(2,128)
Total long-term liabilities	830,430	813,483	(16,946)
Current liabilities:
Current portion of long-term borrowings from parent company	168,155	127,420	(40,735)
Accounts payable, trade	93,597	77,246	(16,351)
Lease obligations	538	482	(56)
Accounts payable, other	246,935	212,539	(34,395)
Accrued expenses	15,551	14,951	(600)
Accrued taxes on income	7,681	5,746	(1,935)
Advance received	5,997	5,300	(697)
Deposit received	129,211	125,491	(3,720)
Unearned revenue	287	374	87
Asset retirement obligations	—	149	149
Other current liabilities	3,173	3,123	(50)
Total current liabilities	671,132	572,826	(98,306)

TOTAL LIABILITIES	1,501,563	1,386,310	(115,253)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—
Earned surplus
Other earned surplus
Reserve for special depreciation	2,997	2,648	(349)
Reserve for reduction entry	9,901	11,405	1,503
Accumulated earned surplus	300,384	319,686	19,301
Total earned surplus	313,284	333,740	20,456
Total shareholders’ equity	2,148,011	2,168,467	20,456
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	271	787	515
Total unrealized gains (losses), translation adjustments, and others	271	787	515

TOTAL NET ASSETS	2,148,283	2,169,255	20,971

TOTAL LIABILITIES AND NET ASSETS	3,649,846	3,555,565	(94,281)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,689,238	1,630,523	(58,715)
Operating expenses
Business expenses	454,359	423,552	(30,807)
Operations	10,247	9,397	(849)
Maintenance expenses	411,146	409,979	(1,166)
Overhead expenses	93,456	90,607	(2,849)
Administration	96,521	90,679	(5,841)
Experiment and research	49,071	45,341	(3,729)
Depreciation and amortization	374,117	359,020	(15,096)
Retirement of fixed assets	43,504	45,645	2,141
Access charges	32,906	31,944	(962)
Miscellaneous taxes	70,762	71,654	892
Total operating expenses	1,636,091	1,577,823	(58,268)
Operating income from telecommunications businesses	53,146	52,699	(446)

Supplementary businesses:
Operating revenues	142,559	143,286	727
Operating expenses	130,634	129,271	(1,363)
Operating income from supplementary businesses	11,924	14,014	2,090
Operating income	65,071	66,714	1,643

Non-operating revenues:
Interest income	51	76	24
Interest on securities	10	0	(9)
Dividends received	2,494	3,690	1,196
Lease and rental income	43,166	44,296	1,129
Miscellaneous income	14,467	9,964	(4,503)
Total non-operating revenues	60,190	58,027	(2,162)

Non-operating expenses:
Interest expenses	8,792	7,203	(1,588)
Lease and rental expenses	24,063	23,253	(810)
Miscellaneous expenses	3,512	2,536	(976)
Total non-operating expenses	36,368	32,993	(3,375)
Recurring profit	88,893	91,749	2,856

Special losses:
Impairment loss	—	4,909	4,909
Special loss on disaster	7,980	—	(7,980)
Provision for Allowance for environmental measures	—	3,382	3,382
Total special losses	7,980	8,292	312
Income before income taxes	80,912	83,457	2,544
Corporation, inhabitant, and enterprise taxes	18,513	23,033	4,520
Deferred tax expenses (benefits)	9,577	6,467	(3,109)
Net income	52,822	53,956	1,133

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2013	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2012	211,763	131,615	131,615	1,921	2,347	352,056	356,324	699,703	45,010	45,010	744,714

Net change during the annual period
Cash dividends						(30,500)	(30,500)	(30,500)			(30,500)
Net income						65,311	65,311	65,311			65,311
Decrease by corporate division						(31)	(31)	(31)			(31)
Provision of reserve for special account for property replacement				1,619		(1,619)					—
Return of reserve for special account for property replacement				(1,921)		1,921					—
Provision of reserve for reduction entry					600	(600)					—
Others, net									32,105	32,105	32,105

Total net change during the annual period	—	—	—	(301)	600	34,481	34,780	34,780	32,105	32,105	66,885

March 31, 2013	211,763	131,615	131,615	1,619	2,947	386,537	391,104	734,483	77,116	77,116	811,600

Year ended March 31, 2014	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2013	211,763	131,615	131,615	1,619	2,947	386,537	391,104	734,483	77,116	77,116	811,600

Net change during the annual period
Cash dividends						(33,500)	(33,500)	(33,500)			(33,500)
Net income						88,959	88,959	88,959			88,959
Provision of reserve for special account for property replacement				8,344		(8,344)					—
Return of reserve for special account for property replacement				(1,619)		1,619					—
Provision of reserve for reduction entry					1,155	(1,155)					—
Return of reserve for reduction entry					(0)	0					—
Others, net									(2,711)	(2,711)	(2,711)

Total net change during the annual period	—	—	—	6,725	1,155	47,578	55,458	55,458	(2,711)	(2,711)	52,746

March 31, 2014	211,763	131,615	131,615	8,344	4,102	434,116	446,563	789,942	74,404	74,404	864,347

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	579,196	518,346	(60,850)	(10.5)
Monthly charge revenues*	417,852	378,089	(39,763)	(9.5)
Call rates revenues*	47,939	42,044	(5,895)	(12.3)
Interconnection call revenues*	72,378	63,210	(9,167)	(12.7)
IP services revenues	835,886	841,334	5,448	0.7
Leased circuit services revenues (excluding IP services revenues)	122,777	117,286	(5,491)	(4.5)
Telegram services revenues	16,107	14,951	(1,155)	(7.2)
Other telecommunications services revenues	135,270	138,604	3,334	2.5

Telecommunications total revenues	1,689,238	1,630,523	(58,715)	(3.5)

Supplementary business total revenues	142,559	143,286	727	0.5

Total operating revenues	1,831,797	1,773,809	(57,987)	(3.2)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	80,912	83,457	2,544
Depreciation and amortization	386,554	372,285	(14,268)
Loss on disposal of property, plant and equipment	26,311	23,031	(3,279)
Increase (decrease) in liability for employees’ retirement benefits	(4,994)	8,858	13,853
(Increase) decrease in accounts receivable	(48,176)	18,301	66,477
(Increase) decrease in inventories	9,312	484	(8,827)
Increase (decrease) in accounts payable and accrued expenses	(618)	(28,439)	(27,821)
Increase (decrease) in accrued consumption tax	7,491	(3,721)	(11,212)
Other	(12,351)	755	13,106

Sub-total	444,442	475,013	30,570
Interest and dividends received	2,556	3,767	1,210
Interest paid	(8,889)	(7,810)	1,078
Income taxes received (paid)	650	(21,779)	(22,429)

Net cash provided by (used in) operating activities	438,760	449,190	10,430
Cash flows from investing activities:
Payments for property, plant and equipment	(405,241)	(362,549)	42,692
Proceeds from sale of property, plant and equipment	10,856	7,679	(3,177)
Payments for purchase of investment securities	(510)	(167)	343
Proceeds from sale of investment securities	506	358	(147)
Other	(5,014)	(7,373)	(2,358)

Net cash provided by (used in) investing activities	(399,403)	(362,051)	37,351
Cash flows from financing activities:
Proceeds from issuance of long-term debt	126,635	100,000	(26,635)
Payments for settlement of long-term debt	(148,339)	(168,155)	(19,816)
Net increase (decrease) in short-term borrowings	(30,000)	—	30,000
Payments for settlement of lease obligations	(1,176)	(599)	577
Dividends paid	(33,500)	(33,500)	—

Net cash provided by (used in) financing activities	(86,381)	(102,255)	(15,873)
Net increase (decrease) in cash and cash equivalents	(47,024)	(15,116)	31,908
Cash and cash equivalents at beginning of year	185,925	138,901	(47,024)

Cash and cash equivalents at end of year	138,901	123,785	(15,116)

7. CHANGES IN BOARD OF DIRECTORS

(1) Candidates for Senior Vice President

Masao Seki	(Executive Manager, Marketing Strategy Department, Sales Promotion Headquarters)

Shinji Yano	(General Manager, Chiba Branch)

Yuichi Kouyama	(Executive Manager, Office Users Business Department, Corporate Sales Promotion Headquarters)

Naoki Shibutani	(Executive Manager, Corporate Business Strategy Office, Corporate Strategy Planning Department)

(2) Candidates for Corporate Auditor

Hideharu Sasaki	(Full-time Counselor to the President, Mitsubishi UFJ Trust and Banking Corporation)

Wataru Kagawa	(Executive Vice President, NTT DOCOMO, INC.)

Hisashi Mimura	(Executive Vice President, NTT ADVANCED TECHNOLOGY CORPORATION)

(3) Senior Vice Presidents scheduled to resign from office

Yoshihisa Omura	(Executive Vice President; scheduled to take office at Nippon COMSYS Corporation)

Yasuo Otsubo	(Senior Vice President; scheduled to take office at KYOWA EXEO CORPORATION)

Tsutomu Ebe	(Senior Vice President; scheduled to take office at Counselor to the President)

(4) Corporate Auditors scheduled to resign from office

Yukihiro Ozaki	(Full-time Corporate Auditor)

Hikaru Chono	(Full-time Corporate Auditor)

Mitsuhiro Takase	(Corporate Auditor)

(5) Candidates for Executive Officers

1 Candidate scheduled to be re-elected as President

Masayuki Yamamura	(President)

2 Candidates scheduled to be re-elected as Senior Executive Vice President

Hiroshi Nakagawa	(Senior Executive Vice President)

Masahide Oka	(Senior Executive Vice President)

3 Candidates scheduled to be re-elected/take office as Executive Vice President

Takashi Kagaya	(Executive Vice President)

Fukuzo Inoue	(Member of the Board)

(6) New Executive Positions and Organizational Responsibilities

Scheduled appointment date: June 20, 2014

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Senior Executive Vice President;

Executive Manager of Corporate Strategy Planning Department;

in charge of risk management; in charge of general affairs and personnel; in charge of finance; in charge of information security

Hiroshi Nakagawa

Senior Executive Vice President;

Executive Manager of Corporate Strategy Planning Department;

in charge of risk management; in charge of general affairs and personnel; in charge of finance; in charge of information security

Senior Executive Vice President;

Senior Executive Manager, Network Business Headquarters;

in charge of IT innovation; in charge of interconnection promotion; in charge of procurement and supply; in charge of Tohoku future network design and reconstruction; Head of Plant Department Established pursuant to the Regulations for Enforcement of the Telecommunications Business Law; in charge of information management pursuant to the Regulations for Enforcement of the Telecommunications Business Law

Masahide Oka

Senior Executive Vice President;

Senior Executive Manager, Network Business Headquarters;

in charge of IT innovation; in charge of interconnection promotion; in charge of procurement and supply; in charge of Tohoku future network design and reconstruction; Head of Plant Department Established pursuant to the Regulations for Enforcement of the Telecommunications Business Law; in charge of information management pursuant to the Regulations for Enforcement of the Telecommunications Business Law

Executive Vice President; General Manager, Tokyo Branch	Takashi Kagaya	Executive Vice President; General Manager, Tokyo Branch

Senior Vice President; Senior Executive Manager, New Business Development Headquarters	Fukuzo Inoue	Senior Vice President Senior Executive Manager, New Business Development Headquarters

Senior Vice President; Senior Executive Manager, Corporate Sales Promotion Headquarters	Motoyuki Ii	Senior Vice President; Executive Manager, Plant Planning Department, Network Business Headquarters

Senior Vice President; Senior Executive Manager, Sales Promotion Headquarters; Executive Manager of Sales Planning Department, Sales Promotion Headquarters	Sakuo Sakamoto	Senior Vice President; Senior Executive Manager, Sales Promotion Headquarters; Executive Manager of Sales Planning Department, Sales Promotion Headquarters

Senior Vice President; Deputy Senior Executive Manager, Corporate Sales Promotion Headquarters; Executive Manager, Corporate Sales Department, Corporate Sales Promotion Headquarters	Yasuhiro Yamamoto	Senior Vice President; Deputy Senior Executive Manager, Corporate Sales Promotion Headquarters; Executive Manager, Corporate Sales Department, Corporate Sales Promotion Headquarters

Senior Vice President; Executive Manager, Service Operation Department, Network Business Headquarters; Executive Manager, Strategic Network Management Department, Network Business Headquarters	Masayuki Takahashi	Senior Vice President; Executive Manager, Service Operation Department, Network Business Headquarters; Executive Manager, Strategic Network Management Department, Network Business Headquarters

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Senior Vice President; Executive Manager, General Affairs and Personnel Department; General Manager, Medical and Health Administration Center	Motoyasu Shibata	Senior Vice President; Executive Manager, General Affairs and Personnel Department; General Manager, Medical and Health Administration Center

Senior Vice President; General Manager, Saitama Branch	Sumito Kasai	Senior Vice President; General Manager, Saitama Branch

Senior Vice President; Executive Manager, Sales Department, Sales Promotion Headquarters	Masao Seki

Senior Vice President General Manager, Chiba Branch	Shinji Yano

Senior Vice President; Deputy Senior Executive Manager, Corporate Sales Promotion Headquarters; Executive Manager, Office Users Business Department, Corporate Sales Promotion Headquarters	Yuichi Kouyama

Senior Vice President; Executive Manager, Plant Planning Department, Network Business Headquarters; in charge of 2020 project	Naoki Shibutani

Senior Vice President	Hiroshi Tsujigami	Senior Vice President

Scheduled appointment date: July 1, 2014

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Executive Vice President; General Manager, Tokyo Division	Takashi Kagaya	Executive Vice President; General Manager, Tokyo Branch

Senior Vice President; General Manager, Miyagi Division; General Manager, Miyagi Branch, Miyagi Division; Executive Manager, Tohoku Future Network Design and Reconstruction Office	Motoyasu Shibata	Senior Vice President; Executive Manager, General Affairs and Personnel Department; General Manager, Medical and Health Administration Center

Senior Vice President; General Manager, Saitama Division; General Manager, Saitama Branch, Saitama Division	Sumito Kasai	Senior Vice President; General Manager, Saitama Branch

Senior Vice President; General Manager, Chiba Division; General Manager, Chiba Branch, Chiba Division	Shinji Yano	Senior Vice President; General Manager, Chiba Branch

May 13, 2014

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2014

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the fiscal year ended March 31, 2014 are presented in the following attachments.

(Attachments)

1.	Summary of Results for Fiscal Year Ended March 31, 2014

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Board of Directors

For inquiries, please contact:

Takashi Sasaki or Yusuke Umeda

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2014

In the fiscal year ended March 31, 2014, the U.S. was stable, and Europe showed signs of recovery, but the economies of China and other emerging nations slowed, so the overall pace of growth of the global economy was gradual. The Japanese economy continued to show signs of mild recovery driven mainly by domestic demand, stimulated by the effects of government policies.

Information and communications services are expected to make significant contributions to invigorating and increasing the efficiency of social and economic activities and to improving lifestyle convenience. Accordingly, the government and the private sector are working in partnership to achieve the development of a ubiquitous broadband network society in which there is an advanced level of utilization of information communication technology (“ICT”). Moreover, the information and telecommunications market is undergoing a structural change as a result of the shift to broadband and globalization, as well as the spread of smartphones, tablets and social media. The market is catering to increasingly sophisticated and diversified needs by, among other things, expanding platform services and cloud services. Regional telecommunications markets are also undergoing significant changes, such as the convergence of fixed and mobile services, and of telecommunications and broadcasting, and the introduction of new services as a result of the use of a diverse range of wireless devices. This is due in part to an increase in competition not only between the providers of fiber-optic access services and cable television-based broadband services but also between the various services made available by faster mobile connections.

Within this challenging and dramatically changing business environment, NTT West strove to ensure the reliability and public utilization in the information and communications market, such as to promote the smooth migration to optical, IP-based networks and to enhance the fiber-optic access network that is the backbone of broadband services, while continuing to provide and maintain high-quality, stable universal services. NTT West also aimed to realize a broadband and ubiquitous network environment that enables customers to connect “anytime, anywhere and with anyone or anything” “in comfort, safety and with peace of mind,” and to provide various reasonably-priced services that match each customer’s patterns of usage.

(1) Efforts to Promote Fiber-optic and IP services

NTT West worked to provide a more comfortable, safer and more secure next-generation network (NGN) to promote its fiber-optic and IP services. In addition, NTT West was committed to expanding use of optical services, including optical IP telephone and video distribution services that make use of fiber-optic access lines, collaborated with businesses in a variety of fields to create new services, and strove to realize a broadband and ubiquitous network environment, including enhancing Wi-Fi platforms.

NTT West has worked to expand new subscriptions for “FLET’S Hikari,” including the launch of “Donto Wari,” which offers an additional discount to new subscribers of “FLET’S Hikari,” and has also endeavored to enhance the services it offers including products such as “Web Hikari Motto Motto Wari,” which offers an additional discount when new subscribers apply via the official website. Additionally, in the small- and medium-sized business market, NTT West promoted sales of “FLET’S Hikari Light,” and also launched the simple and easy-to-install payment service “FLET’S Smart Pay,” which aims to help stimulate business in downtown stores and further spread and increase use of non-cash payments.

With respect to optical IP telephony, the corporate IP telephone services “Hikari Denwa Office A (Ace),” “Hikari Denwa Office Type” and “Hikari Denwa Business Type” have been well received by customers. The accelerated growth of these services resulted in the total number of subscriptions to the three services exceeding 1.5 million channels in November 2013. NTT West also worked to enhance its content for the “Hikari Denwa” service, including expanding the specifications of its “TV Denwa Choice Teigaku” flat rate service for high-quality video phone calls.

In video distribution services, NTT West launched the next-generation set top box “Hikari BOX+” and provided a wide range of applications using business alliances. Efforts were also made to create new lifestyles, including enhancing the features of “Hikari Danran TV,” which enables space-sharing communication.

NTT West developed ICT-based alliance businesses in a variety of fields, including “Net Super,” which was developed in collaboration with local supermarkets, utilizing “Hikari BOX+,” as well as the launch of “FLET’S de ALSOK,” an autonomous crime prevention service for households, in partnership with Sohgo Security Services Co., Ltd.

NTT West worked to achieve further diffusion and expansion of Wi-Fi services, including the launch of the new “Hikari Portable LTE” rental service to complement its existing “Home Gateway Wireless LAN Card” and “Hikari Portable” services. As a result of these efforts, the number of subscriptions to indoor Wi-Fi services exceeding one million in November 2013. To meet the growing needs of public Wi-Fi access, NTT West worked to increase the number of access points of “FLET’S Spot (web authentication),” a roaming service utilizing other carriers’ public wireless LAN services. In addition, NTT West made efforts to enhance Wi-Fi platforms, including upgrading Wi-Fi environments in collaboration with local governments.

With regard to support services, NTT West launched the “FLET’S Anshin Pack” to provide total support and make customers’ broadband life more convenient. This package comes at a special package price and comprises the existing “Remote Support Service,” “Security Function License Plus” and “Hikari Equipment Guarantee.”

(2) Efforts Concerning Solutions Business

As part of its initiatives for expanding its service coverage for both large businesses as well as small- and medium-sized businesses, NTT West provided a wide range of solutions to facilitate resolution of business issues facing local governments and companies, focused on the “Biz Hikari Cloud” service with its data center and platform service menus.

To expand usage of cloud services, NTT West launched “Smart Connect Managed Server,” a new service as part of the “Biz Hikari Cloud” service lineup. This is a managed hosting service with both cloud scalability and the ability to conveniently use Web and mail functions.

NTT West has several collaborative efforts with local governments. As part of the “Smart Hikari Town Kumamoto” project launched in February 2012 in conjunction with Kumamoto prefecture and Kumamoto city, NTT West conducted a field trial of the “Citizen Participation Hazard Map Creation Service,” and based on the results of the service’s effectiveness and improved awareness of disaster readiness among citizens, a “Local Disaster Preparedness Hazard Map” was added to the “Biz Hikari Cloud” service lineup, allowing local residents to easily create and share local disaster preparedness maps. In addition, based on the results of the “Health Promotion, Monitoring and Lifestyle Support for the Elderly Trial,” monitoring and lifestyle support services were added to the “Senior Life Support Service.” In these ways, by utilizing ICT NTT West has contributed not only to the realization of a safe, secure and convenient lifestyle but also to the revitalization of local areas.

NTT West has also worked to enhance its customer support services for small- and medium-sized businesses, adding the new “Windows XP Data Migration Omakase Plan” to provide on-site support for customers to migrate their PC data as part of “Office Net Omakase Support Service” following termination of Microsoft’s support for Windows XP in April 2014.

(3) Business Operation Structures

In October 2013, the NTT West group carried out a review of its business management structure and established a structure for promoting rapid and efficient group management. In particular, in July 2013, the corporate business structure was restructured, with the “Corporate Business Headquarters” and “Sales Headquarters, Office Department” becoming the “Business Sales Department,” and in October 2013, NTT Business Solutions Corporation was newly established to focus on corporate sales. The purpose of this restructuring is to increase earnings from the business market by seamlessly covering the entire business market – from large, small- and medium-sized businesses to SOHOs – and redirecting management resources to highly profitable markets .

In the area of facility maintenance, NTT West worked to enhance its disaster preparedness framework by conducting blocbased disaster drills to prepare for a large-scale natural disaster such as a typhoon, and a preparedness exercise designed to simulate events in the event of a large earthquake along the Nankai Trough, as well as practical exercises aimed at maintaining and enhancing service quality and strengthening IP service operations. NTT West executed measures to prevent accidents involving facilities, such as planned facility inspections with the goal of eliminating third-party accidents caused by fallen lines. To prevent site accidents involving physical injury, NTT West drew up work safety manuals and promoted safety measures by holding work safety promotion campaigns in NTT West offices.

As part of its comprehensive cost control efforts to maintain profitable management, NTT West worked to further enhance the efficiency of fiber-optic service installation work, including reducing material costs by utilizing terminal equipment and streamlining procurement operations for materials, increasing construction projects that do not require the dispatch of NTT West employees, and reducing the number of back orders resulting from emergency pipe work. NTT West also worked to achieve greater efficiency in its maintenance and operational work, including increasingly having customer repair faults by replacing equipment themselves.

(4) Corporate Social Responsibility (“CSR”) Activities

The “NTT Group CSR Charter (adopted in June 2006)” stipulates that, as responsible members of the information and communication industry, NTT Group companies will provide services of the highest quality and trust and contribute to the development of a safe, secure and prosperous society where people, society and the earth are connected through communications. Based on the CSR Charter, NTT West set up three core CSR principles – “thorough compliance,” “development of a safe and secure society,” and “creation of value through business activities” – and set a “visualization” benchmark. Each NTT West employee takes part in CSR activities, including working to maintain legal compliance, providing safe and reliable communication services and reducing the burden on the environment.

To ensure “thorough compliance,” NTT Group has focused on promoting groupwide initiatives in five high risk areas that have the potential to erode consumer trust in NTT West group companies, namely “misconduct in performing services,” “driving under the influence,” “information security breaches,” “power harassment” and “respect for human rights.” In January 2014, an NTT employee was arrested on suspicion of bribery under the “Act on Nippon Telegraph and Telephone Corporation, etc.,” and was charged in February 2014. In light of this event, NTT West has promoted companywide initiatives to ensure even greater compliance awareness among employees to prevent such transgressions from recurring in the future and also to further improve its corporate culture.

Based on the “Green NTT West Strategy” drawn up in June 2012, in order to “achieve its environmental grand design,” NTT West has been working to decrease power usage, the amount of paper it uses, and the volume of waste it produces. In addition, with respect to “developing the environment and energy business,” NTT West launched “Mieru Eco-Bata,” a hydroponic farm where users can rent space for cultivation and check on cultivation conditions at any time via ICT. NTT West also continued its foresting activities in the “NTT West Midori Ippai Project” to “promote biodiversity preservation activities.” In these ways, NTT West is striving to realize a society that reduces its burden on the environment.

While promoting the principles of the NTT Group CSR Charter, NTT West promoted its groupwide CSR activities and enhanced its environmental management and issued the “NTT West Group CSR Report 2013” and the “NTT West Group Environmental Report 2013” to proactively disclose relevant information to its stakeholders.

(5) Financial Standing

As a result of these efforts during the fiscal year ended March 31, 2014, operating revenues totaled 1,589.6 billion yen (a decrease of 2.4% from the fiscal year ended March 31, 2013), operating income was 16.3 billion yen (a decrease of 14.7% from the fiscal year ended March 31, 2013), recurring profit was 26.0 billion yen (a decrease of 8.2% from the fiscal year ended March 31, 2013), and net profit totaled 18.7 billion yen (a decrease of 2.2% from the fiscal year ended March 31, 2013).

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	March 31, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	468,937	446,003	(22,934)
Antenna facilities	6,816	6,212	(603)
Terminal equipment	18,408	18,194	(213)
Local line facilities	923,767	956,384	32,616
Long-distance line facilities	2,597	2,432	(164)
Engineering facilities	562,018	551,357	(10,661)
Submarine line facilities	2,096	3,067	971
Buildings	376,023	363,292	(12,730)
Structures	14,064	13,966	(97)
Other machinery and equipment	1,335	1,395	59
Vehicles and vessels	220	263	43
Tools, furniture and fixtures	35,418	34,020	(1,397)
Land	174,819	174,439	(379)
Lease assets	735	261	(474)
Construction in progress	30,453	17,498	(12,954)
Total property, plant and equipment	2,617,712	2,588,791	(28,921)
Intangible fixed assets	71,968	74,244	2,275
Total fixed assets - telecommunications businesses	2,689,681	2,663,036	(26,645)
Investments and other assets
Investment securities	4,067	4,576	509
Investments in subsidiaries and affiliated companies	39,348	39,373	24
Investment in capital	667	532	(135)
Long-term prepaid expenses	3,033	3,471	437
Prepaid pension cost	4,542	12,673	8,131
Deferred income taxes	91,761	93,664	1,903
Other investments and assets	7,493	7,271	(221)
Allowance for doubtful accounts	(249)	(551)	(301)
Total investments and other assets	150,665	161,012	10,346
Total fixed assets	2,840,347	2,824,048	(16,298)

Current assets:
Cash and bank deposits	29,799	33,273	3,474
Notes receivable	8	443	435
Accounts receivable, trade	219,908	201,606	(18,302)
Accounts receivable, other	102,512	96,278	(6,233)
Securities	6	16	10
Supplies	38,222	35,234	(2,988)
Advance payment	1,334	2,315	981
Prepaid expenses	6,096	6,342	246
Deferred income taxes	2,871	3,313	442
Deposits	55,000	55,000	(0)
Other current assets	9,023	7,691	(1,332)
Allowance for doubtful accounts	(1,362)	(518)	844
Total current assets	463,421	440,998	(22,422)

TOTAL ASSETS	3,303,768	3,265,047	(38,721)

	(Millions of yen)
	March 31, 2013	March 31, 2014	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	951,797	884,427	(67,370)
Lease obligations	917	691	(225)
Liability for employees’ retirement benefits	221,270	228,337	7,067
Reserve for point services	4,882	7,178	2,295
Reserve for unused telephone cards	11,960	10,480	(1,480)
Allowance for environmental measures	—	5,721	5,721
Asset retirement obligations	309	342	32
Other long-term liabilities	9,531	6,734	(2,796)
Total long-term liabilities	1,200,669	1,143,913	(56,755)

Current liabilities:
Current portion of long-term borrowings from parent company	182,057	157,370	(24,687)
Accounts payable, trade	72,315	61,883	(10,431)
Short-term borrowings	—	72,000	72,000
Lease obligations	1,681	471	(1,210)
Accounts payable, other	201,642	180,853	(20,789)
Accrued expenses	14,391	14,188	(202)
Accrued taxes on income	1,005	1,133	128
Advance received	3,076	3,110	34
Deposit received	113,953	121,302	7,349
Unearned revenue	100	123	22
Allowance for environmental measures	—	2,370	2,370
Asset retirement obligations	—	4	4
Other current liabilities	2,006	4,579	2,573
Total current liabilities	592,231	619,391	27,160

TOTAL LIABILITIES	1,792,900	1,763,305	(29,595)

NET ASSETS

Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—
Earned surplus
Other earned surplus
Accumulated earned surplus	28,645	19,272	(9,372)
Total earned surplus	28,645	19,272	(9,372)
Total shareholders’ equity	1,510,699	1,501,326	(9,372)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	169	415	245
Total unrealized gains (losses), translation adjustments, and others	169	415	245

TOTAL NET ASSETS	1,510,868	1,501,742	(9,126)

TOTAL LIABILITIES AND NET ASSETS	3,303,768	3,265,047	(38,721)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,482,982	1,425,666	(57,316)
Operating expenses
Business expenses	401,378	394,094	(7,283)
Operations	12,745	11,979	(766)
Maintenance expenses	380,522	361,952	(18,569)
Overhead expenses	60,961	60,644	(317)
Administration	86,007	82,814	(3,193)
Experiment and research	47,790	44,982	(2,808)
Depreciation and amortization	345,711	326,391	(19,319)
Retirement of fixed assets	43,835	45,954	2,119
Access charges	30,282	29,788	(493)
Miscellaneous taxes	65,224	64,822	(402)
Total operating expenses	1,474,459	1,423,424	(51,034)
Operating income from telecommunications businesses	8,523	2,241	(6,281)

Supplementary businesses:
Operating revenues	144,998	163,934	18,935
Operating expenses	134,317	149,795	15,478
Operating income from supplementary businesses	10,681	14,138	3,456
Operating income	19,205	16,379	(2,825)

Non-operating revenues:
Interest income	4	13	8
Interest on securities	5	4	(0)
Dividends received	858	1,902	1,043
Lease and rental income	37,029	35,907	(1,122)
Miscellaneous income	4,887	3,853	(1,033)
Total non-operating revenues	42,785	41,680	(1,104)

Non-operating expenses:
Interest expenses	14,942	13,212	(1,729)
Lease and rental expenses	16,727	16,755	28
Miscellaneous expenses	1,938	2,030	92
Total non-operating expenses	33,607	31,998	(1,608)
Recurring profit	28,382	26,061	(2,321)

Special losses:
Provision for Allowance for environmental measures	—	6,087	6,087
Total special losses	—	6,087	6,087
Income before income taxes	28,382	19,973	(8,408)
Corporation, inhabitant, and enterprise taxes	(494)	3,735	4,230
Deferred tax expenses (benefits)	7,938	(2,469)	(10,407)
Net income	20,939	18,707	(2,231)

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2013	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
April 1, 2012	312,000	1,170,054	1,170,054	38,905	38,905	1,520,959	24	24	1,520,983

Net change during the annual period
Cash dividends				(31,200)	(31,200)	(31,200)			(31,200)
Net income				20,939	20,939	20,939			20,939
Others, net							145	145	145

Total net change during the annual period	—	—	—	(10,260)	(10,260)	(10,260)	145	145	(10,115)

March 31, 2013	312,000	1,170,054	1,170,054	28,645	28,645	1,510,699	169	169	1,510,868

Year ended March 31, 2014	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
April 1, 2013	312,000	1,170,054	1,170,054	28,645	28,645	1,510,699	169	169	1,510,868

Net change during the annual period
Cash dividends				(28,080)	(28,080)	(28,080)			(28,080)
Net income				18,707	18,707	18,707			18,707
Others, net							245	245	245

Total net change during the annual period	—	—	—	(9,372)	(9,372)	(9,372)	245	245	(9,126)

March 31, 2014	312,000	1,170,054	1,170,054	19,272	19,272	1,501,326	415	415	1,501,742

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	579,801	523,300	(56,500)	(9.7)
Monthly charge revenues*	416,088	379,607	(36,481)	(8.8)
Call rates revenues*	43,864	38,890	(4,973)	(11.3)
Interconnection call revenues*	80,143	70,441	(9,702)	(12.1)
IP services revenues	660,902	671,614	10,711	1.6
Leased circuit services revenues (excluding IP services revenues)	112,172	104,361	(7,810)	(7.0)
Telegram services revenues	18,484	17,121	(1,363)	(7.4)
Other telecommunications services revenues	111,621	109,269	(2,352)	(2.1)

Telecommunications total revenues	1,482,982	1,425,666	(57,316)	(3.9)

Supplementary business total revenues	144,998	163,934	18,935	13.1

Total operating revenues	1,627,981	1,589,600	(38,381)	(2.4)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	28,382	19,973	(8,408)
Depreciation and amortization	354,981	335,867	(19,113)
Loss on disposal of property, plant and equipment	18,365	20,776	2,410
Increase (decrease) in liability for employees’ retirement benefits	(3,424)	7,067	10,491
(Increase) decrease in accounts receivable	(10,489)	23,022	33,511
(Increase) decrease in inventories	(3,041)	5,097	8,138
Increase (decrease) in accounts payable and accrued expenses	(17,279)	(21,842)	(4,562)
Increase (decrease) in accrued consumption tax	1,384	(1,832)	(3,217)
Other	653	23,678	23,024

Sub-total	369,533	411,808	42,275
Interest and dividends received	868	1,919	1,051
Interest paid	(15,241)	(13,733)	1,508
Income taxes received (paid)	4,902	231	(4,671)

Net cash provided by (used in) operating activities	360,061	400,226	40,164
Cash flows from investing activities:
Payments for property, plant and equipment	(353,694)	(342,994)	10,699
Proceeds from sale of property, plant and equipment	2,650	3,909	1,259
Payments for purchase of investment securities	(411)	(167)	244
Proceeds from sale of investment securities	135	16	(119)
Other	(3,888)	(8,346)	(4,458)

Net cash provided by (used in) investing activities	(355,207)	(347,582)	7,625
Cash flows from financing activities:
Proceeds from issuance of long-term debt	172,907	90,000	(82,907)
Payments for settlement of long-term debt	(133,151)	(182,057)	(48,905)
Net increase (decrease) in short-term borrowings	(30,000)	71,994	101,994
Payments for settlement of lease obligations	(1,846)	(1,693)	152
Dividends paid	(31,200)	(28,080)	3,120

Net cash provided by (used in) financing activities	(23,290)	(49,836)	(26,545)
Net increase (decrease) in cash and cash equivalents	(18,436)	2,808	21,244
Cash and cash equivalents at beginning of year	104,148	85,711	(18,436)

Cash and cash equivalents at end of year	85,711	88,520	2,808

7. CHANGES IN BOARD OF DIRECTORS

Scheduled appointment date: June 20, 2014

(1)	Candidates for Senior Vice President

	Kazunari Furugen	(Executive Manager of Cloud Solutions Department, Corporate Business Headquarters)

	Shozo Ito	(Executive Manager of Personnel Department)

	Shuji Oota	(Executive Manager of Business Partner Sales Department, Marketing Headquarters)

	Yasushi Tohtake	(President of NTT FIELDTECHNO CORPORATION)

	Mikihiro Kitamura	(Executive Manager of Marketing Department, Marketing Headquarters)

(2)	Senior Vice Presidents scheduled to resign from office

	Kouichi Takahatake	(Senior Executive Vice President; scheduled to take office at MIRAIT Holdings Corporation)

	Yujirou Hirose	(Executive Vice President; scheduled to take office at Nippon Information and Communication Corporation)

	Hidenori Fukumoto	(Senior Vice President; scheduled to take office at NISHINIPPON SYSTEM INSTALLATIONS AND CONSTRUCTION CO., LTD.)

	Shinichi Ohtake	(Senior Vice President; scheduled to take office as Counselor to the President)

(3)	Candidates for Executive Officers

		Candidate scheduled to be re-elected as President

	Kazutoshi Murao	(President)

	‚	Candidates scheduled to be re-elected/take office as Senior Executive Vice President

	Toshikatsu Ogura	(Senior Executive Vice President)

	Toshihiko Kumamoto	(Senior Vice President)

	ƒ	Candidates scheduled to take office as Executive Vice President

	Norio Sakai	(Senior Vice President)

	Joji Kimura	(Senior Vice President)

(4)	New Executive Positions and Organizational Responsibilities

Scheduled appointment date: June 20, 2014

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Senior Executive Vice President

Senior Executive Manager, Marketing Headquarters

In charge of Corporate Business Headquarters

In charge of Business Design Department

In charge of Corporate Strategy Planning Department

In charge of Accounts and Finance Department

In charge of Personnel Department

In charge of General Affairs Department

In charge of compliance and CSR

Toshikatsu Ogura

Senior Executive Vice President

Senior Executive Manager, Marketing Headquarters

In charge of Business Design Department

In charge of Corporate Strategy Planning Department

In charge of Accounts and Finance Department

In charge of Personnel Department

In charge of General Affairs Department

In charge of compliance and CSR

Senior Executive Vice President Senior Executive Manager, Plant Headquarters	Toshihiko Kumamoto	Senior Vice President Executive Manager of Network Department, Plant Headquarters

Executive Vice President Executive Manager of Corporate Strategy Planning In charge of Information Security Department	Norio Sakai	Senior Vice President Executive Manager of Corporate Strategy Planning In charge of Information Security Department

Executive Vice President Executive Manager of Technology Innovation Department	Joji Kimura	Senior Vice President Executive Manager of Technology Innovation Department

Senior Vice President Executive Manager of Network Department, Plant Headquarters	Yoshihiro Kuroda	Senior Vice President General Manager, Chugoku Division General Manager, Hiroshima Branch

Senior Vice President General Manager, Kansai Division General Manager, Osaka Branch	Shinji Oota	Senior Vice President General Manager, Kansai Division General Manager, Osaka Branch

Senior Vice President General Manager, Tokai Division General Manager, Nagoya Branch	Masaharu Higashitamori	Senior Vice President General Manager, Tokai Division General Manager, Nagoya Branch

Senior Vice President General Manager, Kyusyu Division General Manager, Fukuoka Branch	Satoshi Tamamura	Senior Vice President General Manager, Kyusyu Division General Manager, Fukuoka Branch

Senior Vice President Senior Executive Manager, Corporate Business Headquarters	Kazunari Furugen

Senior Vice President Executive Manager of Personnel Department	Shozo Ito

Senior Vice President Executive Manager of Business Partner Sales Department, Marketing Headquarters	Shuji Oota

Senior Vice President Executive Manager of Service Management Department, Plant Headquarters	Yasushi Tohtake

Senior Vice President Executive Manager of Marketing Department, Marketing Headquarters	Mikihiro Kitamura

Senior Vice President	Akira Shimada	Senior Vice President

May 13, 2014

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for Fiscal Year Ended March 31, 2014

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the fiscal year ended March 31, 2014. Please see the following attachments for further details:

I.	Results for Fiscal Year Ended March 31, 2014

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

V.	Business Results (Non-Consolidated Operating Revenues)

VI.	Non-Consolidated Comparative Statements of Cash Flows

VII.	Financial Results of NTT Communications Group

VIII.	Changes in NTT Communications Directors (Subject to Shareholders’ Approval)

#     #     #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including a leading global tier-1 IP network, the Arcstar Universal One™ VPN network, reaching 196 countries/regions, and over 150 secure data centers. NTT Communications’ solutions leverage the global resources of NTT Group companies, including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Results for Fiscal Year Ended March 31, 2014

BACKGROUND

Although the economies of some emerging nations slowed, the overall picture for the global economy generally was one of recovery: the U.S. showed signs of a sound recovery, the economic recession in Europe was bottoming out, and Japan’s economy appears headed in the direction of recovery. In this economic environment, many companies throughout the world are taking a more active business approach and are focused on further strengthening their own competitiveness. They are entering new fields and investing in growth markets and building strong and flexible ICT foundations needed to support these activities.

BUSINESS STRATEGIES

In accordance with NTT Com’s “Vision 2015” growth strategy and corporate slogan “Global ICT Partner,” NTT Com aims to achieve consolidated revenues of over 1.5 trillion yen by the fiscal year ending March 31, 2016, including a more than twofold increase in sales from outside of Japan compared with the fiscal year ended March 31, 2011.

NTT Com designated the fiscal year ended March 31, 2014 as a year for transforming its business structure and accelerating growth to achieve its “Vision 2015” goals. Based on its “Global Cloud Vision 2013,” NTT Com sought to put its growing businesses, such as global and cloud services strategies, on the right track.

In services, NTT Com strived to provide global seamless services and enhance its service lineups.

Specific measures taken by type of service were as follows:

•	Cloud Computing Platforms

Using network virtualization technology, NTT Com’s private cloud service “Enterprise Cloud” launched the world’s first cloud migration service in June 2013, providing support for smooth migration from an on-premises environment to cloud networks. In October, it significantly bolstered cloud functions and performance in areas such as database clustering and high-speed storage, which customers require for broader use of cloud-based functionality in their core systems. The service opened in locations in Australia and Germany, expanding its service areas to 11 locations in nine countries/regions. For e-commerce and other kinds of websites requiring high security and large-scale access capacity, the public cloud service “Cloudn” launched the “Compute (VPC Type)” service in January 2014.

Under the “Nexcenter” brand, which was established to further improve the level of services and to standardize service quality at the global level, NTT Com commenced provision of data center services at its Tokyo No. 6 Data Center in Tokyo in April 2013, at the Hong Kong Financial Data Centre and the U.K. Slough 2 Data Center in May 2013, and at its second data center in Bangalore, India in March 2014. In addition, in January 2014, NTT Com acquired U.S.-based RagingWire Data Centers, further expanding its group of data centers in Japan and abroad.

•	Data Networks

NTT Com strengthened its services that match the needs of its customers. In August 2013, NTT Com relaunched “OCN Mobile Entry d LTE 980,” a service introduced in April 2013, as “OCN Mobile ONE,” a mobile data communication service using NTT DOCOMO’s LTE service, offering five alternative plans based on levels of data volume and transmission speeds. To further facilitate customer access to the service, in December 2013, NTT Com became the first company to sell the service through convenience stores in Japan. In March 2014, NTT Com launched “OCN Hikari Mobile Wari,” a discount plan for customers who subscribe to both “OCN Hikari Service” for home use and “OCN Mobile ONE” for use away from home.

To enhance business efficiency through integration of operations and to expand its range of services based on network virtualization technologies, in January 2014, NTT Com acquired U.S.-based Virtela Technology Services, a company with strengths in managed services and virtualization technologies. NTT Com also expanded the service area of its “Arcstar Universal One” corporate network service from 160 countries and regions to 196.

In addition, NTT Com established new connection points to its “Global IP Network” global internet access service in six cities across four countries, including Jakarta, Indonesia, in response to customer needs for a high-quality, highly reliable IP backbone.

•	Voice Communications

NTT Com began supplying its “Web Directory” functionality – which allows corporate customers to manage telephone numbers and other business contact information on the cloud – to Arcstar UCaaS in April 2013, and to 050 plus for Biz in October 2013. For individual customers who use the 050IP app “050 plus,” NTT Com worked to expand functions and enhance the quality of its services to make them easier to use by providing an automatic adjustment of the volume level audible to the other party on voice calls, and added the capability for “050 plus” phone app users to exchange text messages. In February 2014, NTT Com established new “Arcstar UCaaS” platforms in Europe and the U.S. to build a foundation for speedy global communications services with low latency and high reliability.

In addition, in January 2014, NTT Com acquired France-based Arkadin International, which has a global customer base and capabilities in global conferencing services and accelerated the enhancement of conferencing service functions and the expansion of its service areas.

•	Applications and Content

In efforts to expand cloud services for supporting corporate customers in restructuring their work practices, NTT Com added new functionality to its “Enterprise Mail” cloud-based e-mail service, offering the option to enable e-mail access via a mobile device when away from the office under a secure external environment, and the option to link mobile with the scheduler and office-based functions. In October 2013, NTT Com added “Gridow on NTT Communications,” an application that facilitates the creation and secure sharing of video content. In December 2013, it launched “Biz Password,” for the integrated management of corporate user IDs and passwords, and optimal corporate SNS “Biz Groupwork,” for facilitating internal and external business communications and enhancing efficiency in project management.

NTT Com also began overseas sales of “Enterprise Mail” in Taiwan in March 2014. For individual customers, NTT Com added many functions and features enhancing security and ease-of-use for its “OCN Kakeibo” free online household bookkeeping service, which became available as “Kakeibon” in December 2013. NTT Com also aggressively moved into new business areas, which included the launch of “Visual Learning.Japanese,” a cloud-based Japanese-language education service, in October 2013.

•	Solution Services

In its cloud migration services, where NTT Com offers one-stop services from systems consulting to design, engineering and systems migration for the transition to cloud computing, NTT Com actively promoted the globalization and increased sophistication of its services both in Japan and overseas through the provision of core systems solutions with cloud-based ERP packages.

NTT Com also revamped its security services under the new unified global brandname “WideAngle” and commenced provision of services in June 2013. Further, to ensure a seamless global expansion of NTT Com Group’s security business, NTT Com changed the name of the Integralis Group to NTT Com Security.

In sales, NTT Com accelerated its efforts at global integration through its Global Account Management Systems (GAMS), where the Global Account Manager (GAM) and National Account Manager (NAM) in each country work together to provide solutions for issues encountered by customers seeking to develop their businesses globally. Regularly scheduled Global One Meetings aimed at more advanced account plans by GAM/NAM and sales promotions based on lively communications using global integrated sales force automation (SFA) resulted in a steady increase in orders for large-scale projects.

In operations, in addition to NTT Com’s own operations, the service operations of NTT America and NTT Europe services are being undertaken by Emerio GlobeSoft and Netmagic Solutions, which are also member companies of the NTT Com Group. This is helping to facilitate the standardization and automation of operations and accelerating efforts to optimize operations as a group.

In addition, to promote global seamless management, NTT Com’s ICT systems are building ERP systems that are shared globally. In October 2013, NTT Singapore began the introduction of ERP systems’ pilots program, facilitated the standardization of operational processes such as accounting and purchasing globally and integrated ICT systems. In purchasing, NTT Com also strengthened its competitiveness by cutting costs through the leveraging of global unified procurement. In personnel management, NTT Com continued its efforts in global human resource development by continuing to hire foreign nationals and increasing the number of trainees, including recent graduates.

In security management, NTT Com made efforts to enhance the level of its security-risk management by undertaking a company-wide audit of its ICT systems, addressing software vulnerabilities, applying “WideAngle” integrated risk-management services to ICT systems throughout the company and putting in place measures to mitigate security risks. NTT Com also enhanced its incident-response processes by integrating management of its company-wide ICT systems using the Information Security Management Platform (ISMP) for providing information on determining security vulnerabilities.

During the fiscal year ended March 31, 2014, the development of global seamless services and sales and optimization of operations resulted in NTT Com receiving high assessments in comparative reports on vendors by analysts. NTT Com was even described as a “leader” in the field in the U.S.-based Gartner report on the assessment of global network service providers, and in the U.S.-based IDC report assessing cloud and DC services in the Asia-Pacific region.

OPERATING RESULTS

Although revenues from the cloud computing platforms business unit increased 10.9 billion yen (26.2%) over the prior fiscal year to 52.9 billion yen and revenues from the solutions services business increased 23.1 billion yen (18.1%) over the prior fiscal year to 150.6 billion yen, data networks revenues decreased 12.1 billion yen (3.0%) over the prior fiscal year to 391.5 billion yen and voice communications revenues decreased 21.6 billion yen (6.8%) to 296.4 billion yen. As a result, NTT Communications’ total non-consolidated operating revenues decreased 0.7 billion yen (0.1%) over the prior fiscal year to 944.0 billion yen.

Total operating expenses increased 3.8 billion yen (0.5%) to 830.5 billion yen due to an increase in costs associated with the solutions services business of 25.4 billion yen (6.3%) over the prior fiscal year to 426.0 billion yen and a decrease in communication network charges of 9.3 billion yen (4.4%) over the prior fiscal year to 204.1 billion yen as a result of the impact of lower voice communications revenues, among other things.

As a result of the above, operating income decreased 4.6 billion yen (4.0%) over the prior fiscal year to 113.4 billion yen. Net income increased 23.6 billion yen (36.2%) over the prior fiscal year to 88.9 billion yen, due to a 16.1 billion yen extraordinary gain on the sale of real estate, in spite of recording a 6 billion yen extraordinary loss from the stock valuation of NTT Communications’ overseas subsidiaries.

NTT Communications Group’s consolidated operating revenues increased 35.7 billion yen (3.0%) over the prior fiscal year to 1,230.4 billion yen, the first increase in six years, due to the strength of its overseas subsidiaries as well as a smaller decrease in NTT Communications’ non-consolidated revenues. In addition, operating income increased 11.6 billion yen (9.9%) over the prior fiscal year to 127.9 billion yen.

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2013	March 31, 2014	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	145,637	139,476	(6,161)
Antenna facilities	1,459	1,682	223
Terminal equipment	764	736	(28)
Local line facilities	810	748	(61)
Long-distance line facilities	7,122	6,778	(344)
Engineering facilities	54,238	53,122	(1,116)
Submarine line facilities	20,482	16,018	(4,464)
Buildings	138,995	177,326	38,331
Structures	3,058	3,461	403
Other machinery and equipment	140	131	(8)
Vehicles and vessels	79	130	50
Tools, furniture and fixtures	34,416	33,607	(809)
Land	38,918	40,961	2,043
Lease assets	9,008	6,470	(2,538)
Construction in progress	8,303	24,265	15,961
Total property, plant and equipment	463,434	504,916	41,481
Intangible fixed assets	82,864	87,002	4,138
Total fixed assets - telecommunications businesses	546,299	591,918	45,619
Investments and other assets
Investment securities	166,291	162,857	(3,433)
Investments in subsidiaries and affiliated companies	167,637	277,600	109,963
Other investments in subsidiaries and affiliated companies	—	500	500
Investment in capital	258	191	(67)
Contributions to affiliated companies	2,226	2,226	—
Long-term loans receivable to subsidiaries	1,725	1,725	—
Long-term prepaid expenses	1,984	2,661	676
Prepaid pension cost	5,639	5,792	152
Deferred income taxes	1,243	—	(1,243)
Submarine line use rights	12,567	11,811	(756)
Other investments and assets	16,944	16,089	(855)
Allowance for doubtful accounts	(232)	(218)	13
Total investments and other assets	376,287	481,237	104,949
Total fixed assets	922,587	1,073,156	150,569

Current assets:
Cash and bank deposits	9,593	17,218	7,625
Notes receivable	25	266	241
Accounts receivable, trade	181,157	163,644	(17,512)
Accounts receivable, other	52,183	49,368	(2,814)
Lease investment assets	333	49	(284)
Supplies	8,024	10,201	2,176
Advance payment	1,336	2,204	868
Prepaid expenses	4,328	3,734	(594)
Deferred income taxes	6,951	4,664	(2,286)
Short-term loans receivable	13,927	17,840	3,913
Subsidiary deposits	35,598	19,513	(16,084)
Other current assets	4,639	5,079	440
Allowance for doubtful accounts	(2,148)	(1,582)	566
Total current assets	315,951	292,204	(23,746)

TOTAL ASSETS	1,238,538	1,365,361	126,822

	(Millions of yen)
	March 31, 2013	March 31, 2014	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	60,080	146,720	86,640
Lease obligations	10,665	8,525	(2,139)
Deferred tax liabilities	—	2,542	2,542
Liability for employees’ retirement benefits	84,126	86,833	2,706
Reserve for point services	3,674	3,063	(610)
Reserve for unused telephone cards	5,292	4,637	(654)
Asset retirement obligations	600	1,467	866
Other long-term liabilities	6,943	6,107	(836)
Total long-term liabilities	171,383	259,897	88,513

Current liabilities:
Current portion of long-term borrowings from parent company	3,586	3,360	(226)
Accounts payable, trade	25,136	37,246	12,110
Short-term borrowings	730	8,736	8,006
Lease obligations	4,485	3,875	(610)
Accounts payable, other	176,150	149,387	(26,763)
Accrued expenses	4,899	4,842	(57)
Accrued taxes on income	15,134	6,190	(8,944)
Advance received	5,137	3,289	(1,848)
Deposit received	19,609	22,456	2,846
Unearned revenue	76	77	1
Allowance for losses on construction	21	1,188	1,167
Allowance for loss on disaster	6	—	(6)
Other current liabilities	579	465	(113)
Total current liabilities	255,554	241,116	(14,438)

TOTAL LIABILITIES	426,938	501,014	74,075

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus
Additional paid-in capital	131,615	131,615	—
Total capital surplus	131,615	131,615	—
Earned surplus
Other earned surplus
Reserve for special account for property replacement	1,619	8,344	6,725
Reserve for reduction entry	2,947	4,102	1,155
Accumulated earned surplus	386,537	434,116	47,578
Total earned surplus	391,104	446,563	55,458
Total shareholders’ equity	734,483	789,942	55,458
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	77,116	74,404	(2,711)
Total unrealized gains (losses), translation adjustments, and others	77,116	74,404	(2,711)

TOTAL NET ASSETS	811,600	864,347	52,746

TOTAL LIABILITIES AND NET ASSETS	1,238,538	1,365,361	126,822

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Telecommunications businesses:
Operating revenues	775,217	742,669	(32,547)
Operating expenses
Business expenses	176,985	170,694	(6,291)
Maintenance expenses	80,131	80,945	814
Overhead expenses	11,389	10,750	(638)
Administration	72,127	72,180	53
Experiment and research	13,719	13,271	(447)
Depreciation and amortization	90,788	88,822	(1,966)
Retirement of fixed assets	9,647	4,652	(4,995)
Access charges	197,989	184,242	(13,746)
Miscellaneous taxes	11,383	10,813	(570)
Total operating expenses	664,162	636,374	(27,788)
Operating income from telecommunications businesses	111,054	106,295	(4,759)

Supplementary businesses:
Operating revenues	169,594	201,359	31,764
Operating expenses	162,512	194,188	31,676
Operating income from supplementary businesses	7,082	7,171	88
Operating income	118,137	113,466	(4,671)

Non-operating revenues:
Interest income	227	280	52
Dividends received	7,517	10,244	2,727
Lease and rental income	13,099	12,987	(111)
Miscellaneous income	3,868	3,988	119
Total non-operating revenues	24,712	27,499	2,787

Non-operating expenses:
Interest expenses	1,690	1,569	(121)
Lease and rental expenses	6,967	5,731	(1,236)
Miscellaneous expenses	4,463	1,081	(3,381)
Total non-operating expenses	13,121	8,382	(4,739)
Recurring profit	129,728	132,583	2,855

Special profits:
Gains on sales of fixed assets	8,965	16,169	7,204
Gain on settlement of interconnection charges	12,706	—	(12,706)
Other	2,348	—	(2,348)
Total special profits	24,021	16,169	(7,851)

Special losses:
Write-off of investments in affiliated companies	31,895	3,774	(28,121)
Loss on settlement of interconnection charges	—	1,152	1,152
Other	—	1,092	1,092
Total special losses	31,895	6,019	(25,876)
Income before income taxes	121,853	142,733	20,880
Corporation, inhabitant, and enterprise taxes	56,254	46,199	(10,055)
Deferred tax expenses (benefits)	287	7,574	7,287
Net income	65,311	88,959	23,648

IV. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2013	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total share- holders’ equity	Net unrealized gains (losses) on securities
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus			Total unrealized gains (losses), translation adjustments, and others
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2012	211,763	131,615	131,615	1,921	2,347	352,056	356,324	699,703	45,010	45,010	744,714

Net change during the annual period
Cash dividends						(30,500)	(30,500)	(30,500)			(30,500)
Net income						65,311	65,311	65,311			65,311
Decrease by corporate division						(31)	(31)	(31)			(31)
Provision of reserve for special account for property replacement				1,619		(1,619)					—
Return of reserve for special account for property replacement				(1,921)		1,921					—
Provision of reserve for reduction entry					600	(600)					—
Others, net									32,105	32,105	32,105

Total net change during the annual period	—	—	—	(301)	600	34,481	34,780	34,780	32,105	32,105	66,885

March 31, 2013	211,763	131,615	131,615	1,619	2,947	386,537	391,104	734,483	77,116	77,116	811,600

Year ended March 31, 2014	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus			Total unrealized gains (losses), translation adjustments, and others
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2013	211,763	131,615	131,615	1,619	2,947	386,537	391,104	734,483	77,116	77,116	811,600

Net change during the annual period
Cash dividends						(33,500)	(33,500)	(33,500)			(33,500)
Net income						88,959	88,959	88,959			88,959
Provision of reserve for special account for property replacement				8,344		(8,344)					—
Return of reserve for special account for property replacement				(1,619)		1,619					—
Provision of reserve for reduction entry					1,155	(1,155)					—
Return of reserve for reduction entry					(0)	0					—
Others, net									(2,711)	(2,711)	(2,711)

Total net change during the annual period	—	—	—	6,725	1,155	47,578	55,458	55,458	(2,711)	(2,711)	52,746

March 31, 2014	211,763	131,615	131,615	8,344	4,102	434,116	446,563	789,942	74,404	74,404	864,347

V. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)	Percent Increase (Decrease)
Cloud Computing Platforms	41,945	52,922	10,977	26.2
Data Networks	403,666	391,505	(12,161)	(3.0)
Voice Communications	318,050	296,438	(21,612)	(6.8)
Applications & Content	36,832	36,906	74	0.2
Solution Services	127,542	150,651	23,108	18.1
Others	16,774	15,604	(1,170)	(7.0)

Total operating revenues	944,812	944,028	(783)	(0.1)

*	Details of business results are represented by business line from the fiscal year ended March 31, 2014.

Business results per item are shown below.

(Reference) Business Results (Per item)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	293,931	272,179	(21,752)	(7.4)
IP services revenues	371,860	367,015	(4,845)	(1.3)
Open computer network services revenues*	155,892	153,580	(2,311)	(1.5)
VPN services revenues*	158,732	159,024	291	0.2
Data communications revenues (excluding IP services revenues)	67,670	61,232	(6,437)	(9.5)
Leased circuit services revenues*	50,328	44,628	(5,699)	(11.3)
Solution services revenues	183,960	217,746	33,785	18.4
Others	27,388	25,854	(1,534)	(5.6)

Total operating revenues	944,812	944,028	(783)	(0.1)

*	Partial listing only

VI. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	121,853	142,733	20,880
Depreciation and amortization	104,986	104,343	(642)
Loss on disposal of property, plant and equipment	8,189	3,295	(4,894)
Gains on sales of fixed assets	(9,474)	(17,465)	(7,991)
Increase (decrease) in allowance for doubtful accounts	(133)	(580)	(447)
Increase (decrease) in liability for employees’ retirement benefits	1,593	2,706	1,112
Write-off of investments in affiliated companies	31,895	3,774	(28,121)
(Increase) decrease in accounts receivable	(36,255)	19,685	55,940
(Increase) decrease in inventories	1,395	(1,753)	(3,148)
Increase (decrease) in accounts payable and accrued expenses	(1,005)	(5,501)	(4,496)
Increase (decrease) in accrued consumption tax	840	(2,078)	(2,919)
Other	(6,310)	(11,513)	(5,203)

Sub-total	217,575	237,645	20,070
Interest and dividends received	7,702	10,565	2,863
Interest paid	(1,682)	(1,569)	112
Income taxes received (paid)	(45,932)	(62,849)	(16,916)

Net cash provided by (used in) operating activities	177,662	183,792	6,129

Cash flows from investing activities:
Payments for property, plant and equipment	(111,263)	(140,615)	(29,352)
Proceeds from sale of property, plant and equipment	17,845	18,601	755
Payments for purchase of investment securities	(21,967)	(145,747)	(123,780)
Proceeds from sale of investment securities	4,726	70	(4,655)
Payments for long-term loans	(1,725)	—	1,725
Net increase (decrease) in short-term loans	(3,345)	6,994	10,340
Other	(3,932)	20,817	24,749

Net cash provided by (used in) investing activities	(119,661)	(239,878)	(120,216)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	90,000	90,000
Payments for settlement of long-term debt	(43,643)	(3,586)	40,056
Net increase (decrease) in short-term borrowings	730	8,006	7,276
Payments for settlement of lease obligations	(4,249)	(4,756)	(506)
Dividends paid	(30,500)	(33,500)	(3,000)

Net cash provided by (used in) financing activities	(77,663)	56,162	133,825

Effect of exchange rate changes on cash and cash equivalents	1,327	2,371	1,044
Net increase (decrease) in cash and cash equivalents	(18,334)	2,448	20,782
Cash and cash equivalents at beginning of year	70,459	52,124	(18,334)

Cash and cash equivalents at end of year	52,124	54,573	2,448

VII. Financial Results of NTT Communications Group

	(Millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2014	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	1,194,721	1,230,389	35,668	3.0
Operating expenses	1,078,399	1,102,511	24,112	2.2
Operating income	116,322	127,878	11,556	9.9

VIII. Changes in NTT Communications Directors (Subject to Shareholders’ Approval)

1.	Candidates scheduled to take office as Directors

Akihiko Higashi	Head of Human Resources and Head of General Affairs
Denji Sakurai	Head of First Sales Division
Motoo Tanaka	Head of Cloud Services
Takashi Ooi	Head of Enterprise Networks and Network Services and Head of Global Network Integration Task Force, Corporate Planning
Masaaki Moribayashi	Managing Director of NTT Europe Ltd.

2.	Candidate scheduled to take office as Statutory Auditor

Yoko Kobayashi	President, NTT Com CHEO Corporation

3.	Directors scheduled to resign

Jun Sawada	Senior Executive Vice President (scheduled to take office as Senior Executive Vice President of Nippon Telegraph and Telephone Corporation)
Toshiharu Hasebe	Executive Vice President (scheduled to transfer to NTT ADVERTISING, INC.)
Koichi Furukawa	Executive Vice President (scheduled to transfer to NTT Com Technology Corporation)
Ryuichi Hara	Senior Vice President (scheduled to transfer to MIRAIT Corporation)
Atsushi Ichihoshi	Senior Vice President (scheduled to take office as Senior Executive Vice President of NTT FACILITIES, INC.)

4.	Statutory Auditor scheduled to resign

Tetsuo Nakayama	Statutory Auditor

5.	Candidates scheduled to take office as Representative Directors

i.	Candidate scheduled to be re-elected as President and CEO

	Akira Arima	President and CEO

ii.	Candidates scheduled to be re-elected/take office as Senior Executive Vice Presidents

	Tetsuya Shoji	Senior Executive Vice President
	Tetsuya Funabashi	Senior Vice President

iii.	Candidates scheduled to be re-elected/take office as Executive Vice Presidents

	Kiyoshi Mori	Executive Vice President
	Katsumi Nakata	Senior Vice President

6.	New Executive Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Senior Executive Vice President In charge of sales In charge of corporate	Tetsuya Shoji	Senior Executive Vice President In charge of sales In charge of information security

Senior Executive Vice President In charge of technology In charge of operations In charge of information security	Tetsuya Funabashi	Senior Vice President Head of Customer Services

Executive Vice President In charge of CSR	Kiyoshi Mori	Executive Vice President In charge of CSR

Executive Vice President In charge of global business Head of Global Business	Katsumi Nakata	Senior Vice President Head of Global Business

Senior Vice President Head of Third Sales Division	Masayoshi Hosokawa	Senior Vice President Head of Third Sales Division

Senior Vice President Head of Service Infrastructure	Yukio Ito	Senior Vice President Head of Service Infrastructure

Senior Vice President Head of Voice and Video	Toru Maruoka	Senior Vice President Head of Voice and Video

Senior Vice President Head of Second Sales Division	Kazuhiko Aramoto	Senior Vice President Head of Second Sales Division

Senior Vice President President and CEO of NTT America, Inc.	Kazuhiro Gomi	Senior Vice President President and CEO of NTT America, Inc.

Senior Vice President Head of West Japan Sales Division	Akihiko Higashi	Head of Human Resources Head of General Affairs

Senior Vice President Head of Fourth Sales Division	Denji Sakurai	Head of First Sales Division

Senior Vice President Head of Cloud Services	Motoo Tanaka	Head of Cloud Services

Senior Vice President Head of Network Services	Takashi Ooi	Head of Enterprise Networks and Network Services Head of Global Network Integration Task Force, Corporate Planning

Senior Vice President Managing Director of NTT Europe Ltd.	Masaaki Moribayashi	Managing Director of NTT Europe Ltd.

Senior Vice President	Kazuhisa Igasaki	Senior Vice President

(Note)	The Statutory Auditor scheduled to resign from office will resign at the close of the 15th Annual General Shareholders’ Meeting (to be held on June 20, 2014).

May 13, 2014

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Annual Results for the Fiscal Year Ended March 31, 2014

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2013	B As of Mar. 31, 2014		C As of Mar. 31, 2015 (Forecast)
			Change		Change
			B-A		C-B
Telephone Subscriber Lines(1)	25,042	23,000	(2,043)	21,120	(1,880)
NTT East	12,289	11,272	(1,017)	10,342	(930)
NTT West	12,753	11,727	(1,026)	10,777	(950)
INS-Net(2)	3,724	3,366	(358)	3,046	(320)
NTT East	1,914	1,719	(195)	1,549	(170)
NTT West	1,810	1,647	(163)	1,497	(150)
Telephone Subscriber Lines + INS-Net	28,766	26,366	(2,401)	24,166	(2,200)
NTT East	14,203	12,992	(1,211)	11,892	(1,100)
NTT West	14,563	13,374	(1,189)	12,274	(1,100)
Public Telephones	210,448	195,514	(14,934)	183,914	(11,600)
NTT East	100,564	93,424	(7,140)	87,724	(5,700)
NTT West	109,884	102,090	(7,794)	96,190	(5,900)
FLET’S ISDN	127	109	(18)	96	(13)
NTT East	58	48	(10)	41	(7)
NTT West	69	61	(8)	55	(6)
FLET’S ADSL	1,848	1,483	(365)	1,203	(280)
NTT East	858	667	(191)	517	(150)
NTT West	990	816	(174)	686	(130)
FLET’S Hikari(3)	17,300	18,050	750	18,750	700
NTT East	9,750	10,187	437	10,487	300
NTT West	7,550	7,863	313	8,263	400
FLET’S Hikari LIGHT	661	875	214	1,100	225
NTT East	437	542	105	617	75
NTT West	224	333	109	483	150
Hikari Denwa	15,169	16,256	1,087	17,106	850
NTT East	8,085	8,694	610	9,144	450
NTT West	7,084	7,562	477	7,962	400
Conventional Leased Circuit Services	260	250	(10)	239	(11)
NTT East	128	122	(6)	117	(5)
NTT West	132	128	(4)	122	(6)
High Speed Digital Services	152	144	(8)	140	(4)
NTT East	80	74	(5)	71	(3)
NTT West	72	69	(3)	68	(1)
NTT Group Major ISPs(4)	11,611	11,466	(145)	11,884	418
OCN	8,207	8,155	(53)	8,539	385
Plala	3,071	2,974	(97)	3,000	26
Hikari TV	2,453	2,823	370	3,200	377
FLET’S TV Transmission Services	1,003	1,161	158	1,346	185
NTT East	714	802	87	892	90
NTT West	289	359	70	454	95
Mobile(5)	61,536	63,105	1,569	66,800	3,695
Xi	11,566	21,965	10,399	29,800	7,835
FOMA(6)	49,970	41,140	(8,830)	37,000	(4,140)
sp-mode	18,285	23,781	5,497	28,700	4,919
i-mode	32,688	26,415	(6,273)	22,700	(3,715)

Notes :	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64 Lite Plan” is included).

	(3)	Number of FLET’S Hikari subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(4)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(5)	Number of Mobile (including “FOMA”) service subscribers includes communication module service subscribers.

	(6)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of Mobile service subscribers and also in the number of FOMA service subscribers.

2.	Number of Employees

	(Person)
	A As of Mar. 31, 2013	B As of Mar. 31, 2014		C As of Mar. 31, 2015 (Forecast)(1)
			Change		Change
			B-A		C-B
NTT Consolidated	227,150	239,750	12,600	241,350	1,600
Core Group Companies
NTT (Holding Company)	2,900	2,850	(50)	2,850	0
NTT East	5,800	5,650	(150)	5,300	(350)
NTT West	5,100	4,900	(200)	4,700	(200)
NTT Communications	6,850	6,850	0	6,850	0
NTT DATA (Consolidated)	61,350	75,000	13,650	77,550	2,550
NTT DOCOMO (Consolidated)	23,900	24,850	950	26,100	1,250
(Reference) Outsourcing Companies
East Outsourcing Companies(1)	30,350	27,800	(2,550)	26,650	(1,150)
West Outsourcing Companies(2)	30,400	28,550	(2,850)	26,450	(2,100)

Notes :	(1)	Figures for East Outsourcing Companies under “A. As of Mar. 31, 2013” and “B. As of Mar. 31, 2014” include employees from the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS.

	(2)	NTT plans to revise the scope of the term “East Outsourcing Companies” as of July 1 2014, due to a reorganization within NTT East Group. As a result of this anticipated change, the figures for East Outsourcing Companies under “C. As of Mar. 31, 2015 (Forecast)” include employees from the consolidated regional outsourcing companies (NTT EAST-MINAMIKANTO and others), NTT-ME and NTT EAST SERVICE. Further, employees of NTT EAST SERVICE include 750 employees who will be transferred from NTT SOLCO, NTT HOKKAIDO TELEMART and Telwel East Japan, in addition to the employees who will be transferred from the consolidated prefectural outsourcing companies. NTT EAST SOLUTIONS plans to merge into NTT EAST-MINAMIKANTO.

	(3)	Figures for West Outsourcing Companies under “A. As of Mar. 31, 2013” include employees from the consolidated regional outsourcing companies (NTT WEST-KANSAI and others), NTT MARKETING ACT, NTT NEOMEIT, NTT HOMETECHNO, NTT IT MATE (NTT IT MATE KANSAI and others) and NTT BUSINESS ASSOCIE WEST.

	(4)	NTT revised the scope of the term “West Outsourcing Companies” as of October 1, 2013, due to a reorganization within NTT West Group. As a result of this change, the revised figures for West Outsourcing Companies under “B. As of Mar. 31, 2014” and “C. As of Mar. 31, 2015 (Forecast)” include employees from NTT BUSINESS SOLUTIONS, NTT MARKETING ACT, NTT NEOMEIT, NTT FIELDTECHNO and NTT BUSINESS ASSOCIE WEST.

3.	Capital Investment

	(Billions of yen)
	A Year Ended Mar. 31, 2013	B Year Ended Mar. 31, 2014		C Year Ending Mar. 31, 2015 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated	1,970.0	1,892.8	(77.2)	1,850.0	(42.8)
Core Group Companies
NTT (Holding Company)	32.6	28.3	(4.3)	22.0	(6.3)
NTT East	396.5	351.3	(45.2)	320.0	(31.3)
NTT West	358.4	339.4	(19.0)	320.0	(19.4)
NTT Communications	108.2	141.8	33.5	120.0	(21.8)
NTT DATA (Consolidated)	122.1	147.7	25.6	140.0	(7.7)
NTT DOCOMO (Consolidated)	753.7	703.1	(50.5)	690.0	(13.1)
Details of Capital Investment
NTT (Holding Company)	32.6	28.3	(4.3)	22.0	(6.3)
R&D Facilities	29.1	24.7	(4.4)	19.0	(5.7)
Joint Facilities	3.4	3.5	0.0	3.0	(0.5)
NTT East	396.5	351.3	(45.2)	320.0	(31.3)
Service Expansion and Improvement	363.6	333.1	(30.4)	300.0	(33.1)
Voice Transmission	166.1	152.2	(13.9)	144.0	(8.2)
Data Transmission	29.4	37.6	8.1	30.0	(7.6)
Leased Circuit	168.0	143.0	(24.9)	125.0	(18.0)
Telegraph	0.0	0.2	0.2	1.0	0.8
R&D Facilities	2.1	1.7	(0.4)	2.0	0.3
Joint Facilities	30.7	16.4	(14.3)	18.0	1.6
NTT West	358.4	339.4	(19.0)	320.0	(19.4)
Service Expansion and Improvement	342.3	322.8	(19.4)	305.0	(17.8)
Voice Transmission	169.3	163.4	(5.8)	159.0	(4.4)
Data Transmission	27.4	22.5	(4.8)	18.0	(4.5)
Leased Circuit	145.5	136.6	(8.8)	127.0	(9.6)
Telegraph	0.0	0.2	0.1	1.0	0.8
R&D Facilities	1.9	1.9	0.0	2.0	0.1
Joint Facilities	14.2	14.5	0.3	13.0	(1.5)
NTT Communications	108.2	141.8	33.5	120.0	(21.8)
Service Expansion and Improvement	77.1	107.0	29.9	82.4	(24.6)
Voice Transmission	63.9	90.7	26.8	66.0	(24.7)
Data Transmission	10.9	13.9	3.0	13.7	(0.2)
Leased Circuit	2.2	2.3	0.0	2.5	0.2
R&D Facilities	0.5	0.3	(0.1)	0.5	0.2
Joint Facilities	30.6	34.3	3.7	36.9	2.6
Optical Access Network Investment
NTT East	160.0	138.0	(22.0)	Approx. 125.0	(13.0)
coverage rate (%)	94%	95%		95%
NTT West	131.0	125.0	(6.0)	Approx. 115.0	(10.0)
coverage rate (%)	91%	92%		92%

Notes :	(1)	Figures for NTT East and NTT West include figures for Optical Access Network Investment.

	(2)	The coverage rates for NTT East and NTT West represent the percentage of wiring points (feeder points) that were shifted to fiber-optics.

	(3)	NTT Consolidated Capital Investment figures, excluding investments related to real estate and solar power generation operations, for “A. Year Ended Mar. 31, 2013,” “B. Year Ended Mar. 31, 2014” and “C. Year Ending Mar. 31, 2015 (Forecast)” are 1,907.5 billion yen, 1,795.7 billion yen and 1,750.0 billion yen, respectively.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Year Ended Mar. 31, 2013(2)	B Year Ended Mar. 31, 2014		C Year Ending Mar. 31, 2015 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated (US GAAP)
Operating Revenues(1)	10,700.7	10,925.2	224.4	11,200.0	274.8
Fixed Voice Related Services	1,712.9	1,578.9	(133.9)	—	—
Mobile Voice Related Services	1,257.5	1,052.6	(204.9)	—	—
IP/Packet Communications Services	3,712.8	3,711.9	(0.9)	—	—
Sales of Telecommunications Equipment	844.9	969.7	124.8	—	—
System Integration	2,010.0	2,275.0	265.1	—	—
Other	1,162.8	1,337.0	174.3	—	—
Operating Expenses(1)	9,498.8	9,711.5	212.7	9,985.0	273.5
Cost of Services (exclusive of items shown separately below)	2,303.7	2,360.9	57.2	—	—
Cost of Equipment Sold (exclusive of items shown separately below)	864.3	885.3	21.0	—	—
Cost of System Integration (exclusive of items shown separately below)	1,402.3	1,644.0	241.7	—	—
Depreciation and Amortization	1,899.2	1,880.3	(19.0)	—	—
Impairment Loss	5.4	5.7	0.3	—	—
Selling, General and Administrative Expenses	2,992.6	2,929.1	(63.5)	—	—
Goodwill and other intangible assets impairment	31.3	6.2	(25.2)	—	—
Operating Income	1,202.0	1,213.7	11.7	1,215.0	1.3
Income Before Income Taxes	1,197.6	1,294.2	96.5	1,195.0	(99.2)
Net Income Attributable to NTT(2)	521.9	585.5	63.5	586.0	0.5
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	2,130.8	2,158.6	27.8	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	5,026.1	5,259.5	233.4	—	—
Loss on Disposal of Property, Plant and Equipment	182.0	175.0	(6.9)	—	—
Other Expenses	223.9	226.1	2.3	—	—
Total	7,562.8	7,819.3	256.5	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	432.7	430.8	(1.9)	422.0	(8.8)
Operating Expenses	154.1	147.3	(6.8)	145.0	(2.3)
Operating Income	278.6	283.5	4.9	277.0	(6.5)
Non-Operating Revenues	38.0	33.9	(4.0)	33.0	(0.9)
Non-Operating Expenses	42.1	40.1	(2.0)	38.0	(2.1)
Recurring Profit	274.4	277.3	2.8	272.0	(5.3)
Net Income	271.5	279.2	7.6	274.0	(5.2)

Notes :	(1)	Effective as of the three months ended June 30, 2013, in connection with NTT Group’s current state of business and initiatives such as efforts to expand into new business areas in the mobile communications business, NTT has reclassified, among other things, part of its “Mobile Voice Related Services revenues” and “IP/Packet Communications Services revenues” as “Other revenues,” and part of its Other revenues as “System Integration revenues.” Results for the fiscal year ended March 31, 2013 reflect such reclassification.

	(2)	As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively to the figures in “A. Year Ended Mar. 31, 2013” in accordance with Accounting Standards Codification Topic 323, Investments-Equity Method and Joint Ventures, issued by the FASB.

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Year Ended Mar. 31, 2013	B Year Ended Mar. 31, 2014		C Year Ending Mar. 31, 2015 (Forecast)
			Change		Change
			B-A		C-B
NTT East (JPN GAAP)
Operating Revenues	1,831.7	1,773.8	(57.9)	1,771.0	(2.8)
Voice Transmission Services (excluding IP)(1)	579.1	518.3	(60.8)	464.0	(54.3)
IP Services(2)	835.8	841.3	5.4	840.0	(1.3)
Leased Circuit (excluding IP)	122.7	117.2	(5.4)	116.0	(1.2)
Telegraph	16.1	14.9	(1.1)	14.0	(0.9)
Other	135.2	138.6	3.3	337.0	55.1
Supplementary Business	142.5	143.2	0.7
Operating Expenses	1,766.7	1,707.0	(59.6)	1,681.0	(26.0)
Personnel	108.9	106.9	(2.0)	102.0	(4.9)
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,162.8	1,117.2	(45.5)	1,093.0	(24.2)
Depreciation and Amortization	379.6	364.6	(15.0)	363.0	(1.6)
Loss on Disposal of Property, Plant and Equipment	43.7	45.8	2.0	49.0	3.1
Taxes and Public Dues	71.5	72.4	0.9	74.0	1.5
Operating Income	65.0	66.7	1.6	90.0	23.2
Non-Operating Revenues	60.1	58.0	(2.1)	8.0	(50.0)
Non-Operating Expenses	36.3	32.9	(3.3)	8.0	(24.9)
Recurring Profit	88.8	91.7	2.8	90.0	(1.7)
Net Income	52.8	53.9	1.1	58.0	4.0
NTT West (JPN GAAP)
Operating Revenues	1,627.9	1,589.6	(38.3)	1,582.0	(7.6)
Voice Transmission Services (excluding IP)(1)	579.8	523.3	(56.5)	473.0	(50.3)
IP Services(2)	660.9	671.6	10.7	685.0	13.3
Leased Circuit (excluding IP)	112.1	104.3	(7.8)	107.0	2.6
Telegraph	18.4	17.1	(1.3)	15.0	(2.1)
Other	111.6	109.2	(2.3)	302.0	28.7
Supplementary Business	144.9	163.9	18.9
Operating Expenses	1,608.7	1,573.2	(35.5)	1,547.0	(26.2)
Personnel	105.4	98.4	(6.9)	99.0	0.5
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,044.1	1,032.8	(11.3)	1,005.0	(27.8)
Depreciation and Amortization	349.2	330.1	(19.0)	329.0	(1.1)
Loss on Disposal of Property, Plant and Equipment	43.9	46.1	2.1	47.0	0.8
Taxes and Public Dues	65.9	65.6	(0.3)	67.0	1.3
Operating Income	19.2	16.3	(2.8)	35.0	18.6
Non-Operating Revenues	42.7	41.6	(1.1)	7.0	(34.6)
Non-Operating Expenses	33.6	31.9	(1.6)	14.0	(17.9)
Recurring Profit	28.3	26.0	(2.3)	28.0	1.9
Net Income	20.9	18.7	(2.2)	25.0	6.2

Notes :	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the fiscal year ended March 31, 2014 include monthly charges, call charges and interconnection charges of 378.0 billion yen, 42.0 billion yen and 63.2 billion yen for NTT East, and 379.6 billion yen, 38.8 billion yen and 70.4 billion yen for NTT West, respectively.

	(2)	Operating Revenues from IP Services of NTT East and NTT West for the fiscal year ended March 31, 2014 include “FLET’S Hikari” and “Hikari Denwa” charges (including monthly charges, call charges and connection device charges) of 472.5 billion yen and 179.1 billion yen for NTT East, and 377.9 billion yen and 148.1 billion yen for NTT West, respectively. “FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(3)	Beginning on April 1, 2013, NTT Group revised its estimate of the expected useful life of metal cables based on actual utilization to reflect an extended expected life. Figures for the fiscal year ended March 31, 2014 and for the fiscal year ending March 31, 2015 (Forecast) reflect these revisions.

	(4)	NTT East and NTT West will revise their respective allocations of revenues and expenses from real estate leases from Non-Operating Revenues and Non-Operating Expenses to Operating Revenues and Operating Expenses, respectively, as of the fiscal year ending March 31, 2015. Operating Revenues from real estate leases of 44 billion yen and 32 billion yen are included in NTT East’s and NTT West’s forecast figures, respectively, for the fiscal year ending March 31, 2015, and Operating Expenses from real estate leases of 24 billion yen and 17 billion yen are included in NTT East’s and NTT West’s forecast figures, respectively, for the fiscal year ending March 31, 2015.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Year Ended Mar. 31, 2013	B Year Ended Mar. 31, 2014		C Year Ending Mar. 31, 2015 (Forecast)
			Change		Change
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenues(1)	944.8	944.0	(0.7)	910.0	(34.0)
Cloud Computing Platforms	41.9	52.9	10.9	66.0	13.0
Data Networks	403.6	391.5	(12.1)	383.0	(8.5)
Voice Communications	318.0	296.4	(21.6)	276.0	(20.4)
Applications & Content	36.8	36.9	0.0	40.0	3.0
Solution Services	127.5	150.6	23.1	130.0	(20.6)
Others	16.7	15.6	(1.1)	15.0	(0.6)
Operating Expenses	826.6	830.5	3.8	807.0	(23.5)
Personnel	87.4	81.3	(6.1)	82.0	0.6
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	400.6	426.0	25.4	600.0	(30.2)
Communication Network Charges	213.5	204.1	(9.3)
Depreciation and Amortization	102.4	102.1	(0.3)	107.0	4.8
Loss on Disposal of Property, Plant and Equipment	10.2	4.8	(5.3)	6.0	1.1
Taxes and Public Dues	12.3	11.9	(0.4)	12.0	0.0
Operating Income	118.1	113.4	(4.6)	103.0	(10.4)
Non-Operating Revenues	24.7	27.4	2.7	23.0	(4.4)
Non-Operating Expenses	13.1	8.3	(4.7)	13.0	4.6
Recurring Profit	129.7	132.5	2.8	113.0	(19.5)
Net Income	65.3	88.9	23.6	72.0	(16.9)
Reference (Operating Revenues)(1)	944.8	944.0	(0.7)	910.0	(34.0)
Voice Transmission Services (excluding IP)	293.9	272.1	(21.7)	—	—
IP Services	371.8	367.0	(4.8)	—	—
Data Transmission Services (excluding IP)	67.6	61.2	(6.4)	—	—
Leased Circuit	50.3	44.6	(5.6)	—	—
Solutions Business	183.9	217.7	33.7	—	—
Others	27.3	25.8	(1.5)	—	—
Dimension Data (IFRS)(2)(3)
Operating Revenues	467.2	581.0	113.8	735.0	154.0
Operating Expenses(4)	452.5	567.6	115.1	721.5	153.9
Operating Income(5)	14.8	13.5	(1.3)	13.5	0.0
Net Income Attributable to NTT	10.0	9.0	(1.0)	—	—

Notes :	(1)

NTT Com has revised certain of its line items from the three months ended March 31, 2014. Operating revenues figures for “A. Year Ended Mar. 31, 2013” and “B. Year Ended Mar. 31, 2014” using line items used prior to the three months ended March 31, 2014 are also provided for reference.

The following are the main services included in each of the new line items.

		—	Cloud Computing Platforms: “Data center service” and “Private Cloud (Enterprise Cloud, etc.)”

		—	Data Networks: “Closed network service (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”

		—	Voice Communications: “Telephone service” and “VoIP service (050plus, etc.)”

		—	Applications & Content: “Application service (Mail service, etc.)”

		—	Solution Services: “System integration service”

With respect to the line items used prior to the three months ended March 31, 2014, beginning with the three months ended June 30, 2013, NTT consolidated IP-VPN and Wide-area Ethernet operating revenues into VPN operating revenues. Operating Revenues from Voice Transmission Services (excluding IP) of NTT Communications for the fiscal year ended Mar. 31, 2014 include revenues from telephone subscriber lines (138.0 billion yen). Operating Revenues from IP Services include revenues from OCN (153.5 billion yen) and VPN (159.0 billion yen). Operating Revenues from Leased Circuit include revenues from conventional leased circuits (2.6 billion yen) and high-speed digital (16.5 billion yen). IP-VPN and Wide-area Ethernet operating revenues for the fiscal year ended Mar. 31, 2014 were 62.3 billion yen and 41.0 billion yen, respectively.

	(2)	Since Dimension Data’s statements of income from January 1 to December 31, 2013 are consolidated into NTT’s consolidated statements of income from April 1, 2013 to March 31, 2014, Dimension Data’s financial results for the twelve months ended December 31, 2013 are included under “B. Year Ended Mar. 31, 2014” and Dimension Data’s forecast for the twelve months ending December 31, 2014 is included under “C. Year Ending Mar. 31 2015 (Forecast).”

	(3)	Conversion rate for Dimension Data figures for the fiscal year ended March 31, 2014 : USD1.00 = JPY97.73

	(4)	Operating Expenses include costs associated with the acquisition of Dimension Data by NTT.

	(5)	Operating Income for the fiscal year ended March 31, 2014 under US GAAP is 1.8 billion yen.

4.	Financial Results and Projections (NTT DATA, NTT DOCOMO)

	(Billions of yen)
	A Year Ended Mar. 31, 2013	B Year Ended Mar. 31, 2014		C Year Ending Mar. 31, 2015 (Forecast)
			Change		Change
			B-A		C-B
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	1,301.9	1,343.7	41.8	1,460.0	116.2
Public & Financial IT Services	728.8	721.6	(7.1)	728.0	6.3
Enterprise IT Services	301.1	279.3	(21.7)	282.0	2.6
Solutions & Technologies	167.0	179.1	12.0	185.0	5.8
Global Business	244.9	314.5	69.6	422.0	107.4
Elimination or Corporate	(140.0)	(150.9)	(10.8)	(157.0)	(6.0)
Cost of Sales	980.5	1,031.2	50.6	1,100.0	68.7
Gross Profit	321.4	312.5	(8.8)	360.0	47.4
Selling, General and Administrative Expenses	235.7	249.9	14.2	275.0	25.0
Operating Income	85.6	62.5	(23.1)	85.0	22.4
Non-Operating Income (Loss)	(3.8)	(0.4)	3.3	(10.0)	(9.5)
Recurring Profit	81.8	62.1	(19.7)	75.0	12.8
Net Income	43.5	23.2	(20.2)	37.0	13.7
NTT DOCOMO Consolidated (US GAAP)(*)
Operating Revenues	4,470.1	4,461.2	(8.9)	4,590.0	128.8
Mobile Communications Services	3,168.5	2,955.8	(212.7)	2,881.0	(74.8)
Voice Revenues	1,274.6	1,065.2	(209.4)	950.0	(115.2)
Packet Communications Revenues	1,893.9	1,890.6	(3.3)	1,931.0	40.4
Equipment Sales	758.1	872.0	113.9	935.0	63.0
Other Operating Revenues	543.6	633.4	89.9	774.0	140.6
Operating Expenses	3,632.9	3,642.0	9.1	3,840.0	198.0
Personnel	280.1	275.9	(4.2)	288.0	12.1
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	2,342.4	2,338.2	(4.2)	2,504.0	165.8
Depreciation and Amortization	700.2	718.7	18.5	715.0	(3.7)
Loss on Disposal of Property, Plant and Equipment	64.2	65.4	1.2	71.0	5.6
Communication Network Charges	207.5	204.7	(2.7)	223.0	18.3
Taxes and Public Dues	38.6	39.1	0.5	39.0	(0.1)
Operating Income	837.2	819.2	(18.0)	750.0	(69.2)
Non-Operating Income (Loss)	(3.8)	13.9	17.7	8.0	(5.9)
Income Before Income Taxes	833.3	833.0	(0.3)	758.0	(75.0)
Net Income Attributable to NTT DOCOMO	491.0	464.7	(26.3)	480.0	15.3

* As a result of the application of the equity method for NTT Group’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively to NTT DOCOMO’s figures in “A. Year Ended Mar. 31, 2013” in accordance with Accounting Standards Codification Topic 323, Investments-Equity Method and Joint Ventures, issued by the FASB.

5.	Average Monthly Revenue per Unit (ARPU)

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s fixed-line business, ARPU is calculated by dividing revenue items included in the operating revenues of NTT Group’s regional communications business segment, that is, telephone subscriber lines, INS-NET and FLET’S Hikari, by the number of Active Subscribers to the relevant services.

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from FOMA mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

	Three Months Ended Jun. 30, 2013 (From Apr. to Jun., 2013)	Three Months Ended Sept. 30, 2013 (From Jul. to Sept., 2013)	Three Months Ended Dec. 31, 2013 (From Oct. to Dec., 2013)	Three Months Ended Mar. 31, 2014 (From Jan. to Mar., 2014)	Year Ended Mar. 31, 2013	Year Ended Mar. 31, 2014	Year Ending Mar. 31, 2015 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,760	2,760	2,760	2,730	2,810	2,760	2,700
Telephone Subscriber Lines ARPU	2,410	2,410	2,410	2,390	2,450	2,400	2,360
INS-NET Subscriber Lines ARPU	5,030	5,030	5,040	5,000	5,060	5,030	5,010
FLET’S Hikari ARPU	5,750	5,680	5,650	5,570	5,860	5,660	5,500
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Line + INS-NET Subscriber Line)	2,690	2,700	2,700	2,670	2,720	2,690	2,660
Telephone Subscriber Lines ARPU	2,380	2,390	2,390	2,370	2,410	2,380	2,350
INS-NET Subscriber Lines ARPU	4,880	4,890	4,900	4,870	4,890	4,890	4,860
FLET’S Hikari ARPU	5,840	5,850	5,850	5,800	5,880	5,830	5,740
NTT DOCOMO
Mobile Aggregate ARPU (FOMA+Xi)	4,610	4,590	4,510	4,320	4,840	4,500	4,390
Voice ARPU (FOMA+Xi)	1,470	1,430	1,370	1,220	1,730	1,370	1,240
Packet ARPU (FOMA+Xi)	2,680	2,670	2,640	2,600	2,690	2,640	2,620
Smart ARPU (FOMA+Xi)	460	490	500	500	420	490	530

Notes :	(1)	We compute the following four categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	Telephone Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and revenues from “FLET’S ADSL.”

		•	INS-NET Subscriber Lines ARPU: Calculated based on revenues from monthly charges and call charges for “INS-NET” Subscriber Lines and revenues from “FLET’S ISDN.”

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

		—	Commencing in the fiscal year ended March 31, 2014, NTT East and NTT West began including in their respective FLET’S Hikari ARPU calculations revenues from NTT East’s and NTT West’s “FLET’S VPN WIDE” virtual private network option. These revenues are part of NTT East’s and NTT West’s operating revenues from IP services. As a result of this new calculation methodology, NTT East’s and NTT West’s FLET’S Hikari ARPU for the fiscal year ended March 31, 2013 include revenues of 20 yen for each of NTT East and NTT West from “FLET’S VPN WIDE.”

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU, INS-NET Subscriber Lines ARPU, and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), Telephone Subscriber Lines ARPU and INS-NET Subscriber Lines ARPU, the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines) and INS-NET Subscriber Lines ARPU, one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, number of subscribers is determined based on the number of “FLET’S Hikari” subscribers, including subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.

	(6)	The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

		•	Mobile Aggregate ARPU (“FOMA”+“Xi”) = Voice ARPU (“FOMA”+“Xi”) + Packet ARPU (“FOMA”+“Xi”) + Smart ARPU (“FOMA”+“Xi”).

			—	NTT DOCOMO’s Voice ARPU (“FOMA”+“Xi”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “Xi” services, and our Packet ARPU (“FOMA”+“Xi”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “FOMA” and “Xi” services and our Smart ARPU (“FOMA”+“Xi”) is based on operating revenues from a part of Other Operating Revenues attributable to “FOMA” and “Xi” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

	(7)	Communications module service, phone number storage service, mail address storage service and docomo Business Transceiver subscribers and the revenues therefrom are not included in the calculations of Mobile Aggregate ARPU.

	(8)	Number of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers* for each month from April to June

			—	2Q Results: Sum of number of active subscribers* for each month from July to September

			—	3Q Results: Sum of number of active subscribers* for each month from October to December

			—	4Q Results: Sum of number of active subscribers* for each month from January to March

			—	FY Results : Sum of number of active subscribers* for each month from April to March

			—	FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2014 + number of expected subscribers at March 31, 2015)/2)x12

	(9)	Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers* for each month from April to June

			—	2Q Results: Sum of number of active subscribers* for each month from July to September

			—	3Q Results: Sum of number of active subscribers* for each month from October to December

			—	4Q Results: Sum of number of active subscribers* for each month from January to March

			—	FY Results/FY Forecast: Sum of number of active subscribers*/expected number of active subscribers* for each month from April to March.

* active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

(Billions of yen)
		As of Mar. 31, 2013	As of Mar. 31, 2014	As of Mar. 31, 2015 (Forecast)
Interest-Bearing Liabilities		4,036.0	4,200.0	4,300.0

7. Indices (Consolidated)

		Year Ended Mar. 31, 2013	Year Ended Mar. 31, 2014	Year Ending Mar. 31, 2015 (Forecast)
EBITDA		3,207.4 billion yen	3,192.3 billion yen	3,207.0 billion yen
EBITDA Margin		30.0%	29.2%	28.6%
Operating FCF		1,237.5 billion yen	1,299.5 billion yen	1,357.0 billion yen
ROCE		6.1%	6.0%	6.1%

Note :	Reconciliation of Indices are as follows.

8. Reconciliation of Financial Indices (Consolidated)

		Year Ended Mar. 31, 2013	Year Ended Mar. 31, 2014	Year Ending Mar. 31, 2015 (Forecast)
EBITDA (a+b)		3,207.4 billion yen	3,192.3 billion yen	3,207.0 billion yen
a	Operating Income	1,202.0 billion yen	1,213.7 billion yen	1,215.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	1,978.6 billion yen	1,992.0 billion yen
EBITDA Margin [(c/d)X100]		30.0%	29.2%	28.6%
a	Operating Income	1,202.0 billion yen	1,213.7 billion yen	1,215.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	1,978.6 billion yen	1,992.0 billion yen
c	EBITDA (a+b)	3,207.4 billion yen	3,192.3 billion yen	3,207.0 billion yen
d	Operating Revenues	10,700.7 billion yen	10,925.2 billion yen	11,200.0 billion yen
Operating FCF [(c-d)]		1,237.5 billion yen	1,299.5 billion yen	1,357.0 billion yen
a	Operating Income	1,202.0 billion yen	1,213.7 billion yen	1,215.0 billion yen
b	Depreciation and Amortization, and Loss on Disposal of Property, Plant and Equipment	2,005.5 billion yen	1,978.6 billion yen	1,992.0 billion yen
c	EBITDA (a+b)	3,207.4 billion yen	3,192.3 billion yen	3,207.0 billion yen
d	Capital Investment(1)	1,970.0 billion yen	1,892.8 billion yen	1,850.0 billion yen
ROCE [(b/c)X100]		6.1%	6.0%	6.1%
a	Operating Income	1,202.0 billion yen	1,213.7 billion yen	1,215.0 billion yen
	(Normal Statutory Tax Rate)	38%	38%	36%
b	Operating Income X (1 - Normal Statutory Tax Rate)	742.1 billion yen	749.3 billion yen	778.8 billion yen
c	Operating Capital Employed(2)	12,212.0 billion yen	12,489.4 billion yen	12,831.5 billion yen

Notes :	(1)	Figures for capital investment are the accrual-based amounts required for acquisition of Property, Plant and Equipment and Intangible Assets. The differences from the figures for “Payments for Property, Plant and Equipment” and “Payments for Acquisition of Intangible Assets” in the consolidated statements of cash flows are as described in the reconciliation below.

	(2)	Figures for operating capital employed for the “Year Ended Mar. 31, 2013” have been revised from those announced in the financial results on May 10, 2013 to reflect the retroactive application of the equity method of accounting.

(Billions of yen)
			Year Ended Mar. 31, 2013	Year Ended Mar. 31, 2014
Payments for Property, Plant and Equipment			1,538.1	1,486.7
Payments for intangibles			446.6	416.6
Total			1,984.7	1,903.2
Difference from Capital Investment			14.7	10.5